SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

TRINA SOLAR LIMITED

Form 6-K

The documents attached as exhibits 1.1, 1.2, 4.1 and 99.1 to this 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 as filed on July 15, 2008 (No. 333-152333).

The Registrant is filing material documents not previously filed.

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K:

Exhibits	Description
Exhibit 1.1	Underwriting Agreement, dated July 17, 2008, among Credit Suisse Securities (USA) LLC, ABN AMRO Bank N.V., London Branch and Deutsche Bank Securities Inc. and the Registrant.

Exhibit 1.2	Underwriting Agreement, dated July 17, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse Securities (USA) LLC and the Registrant.

Exhibit 4.1	First Supplemental Indenture, dated July 23, 2008, between Wilmington Trust Company and the Registrant.

Exhibit 99.1	ADS Lending Agreement, dated July 17, 2008, among Credit Suisse Securities (Europe) Limited, Credit Suisse, London Branch, and the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED
By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: July 23, 2008

Exhibit 1.1

Execution Copy

$120,000,000

TRINA SOLAR LIMITED

4.00% Convertible Senior Notes due 2013

UNDERWRITING AGREEMENT

July 17, 2008

CREDIT SUISSE SECURITIES (USA) LLC

ABN AMRO Bank N.V., London Branch

Deutsche Bank Securities Inc.

As Representatives of the Several Underwriters

c/o Credit Suisse Securities (USA) LLC,

Eleven Madison Avenue,

New York, N.Y. 10010-3629

Dear Sirs:

1. Introductory. Trina Solar Limited, an exempted company limited by shares under the laws of the Cayman Islands (“Company”), agrees with the several Underwriters named in Schedule A hereto (“Underwriters”) to issue and sell to the several Underwriters $120,000,000 principal amount (“Firm Securities”) of its Convertible Senior Notes due 2013 (“Securities”) and also agrees to issue and sell to the Underwriters, at the option of the Underwriters, an aggregate of not more than $18,000,000 additional principal amount (“Optional Securities”) of its Securities as set forth below, all to be issued under an indenture, dated as of the First Closing Date (as defined below) and as supplemented through the First Closing Date (“Indenture”), between the Company and Wilmington Trust Company, as Trustee. The Firm Securities and the Optional Securities are herein collectively called the “Offered Securities”.

The Securities are convertible into American Depositary Shares (“ADSs”), each representing 100 ordinary shares, par value $0.00001 per share, of the Company (“Ordinary Shares”). The Ordinary Shares to be represented by the ADSs are to be deposited pursuant to a deposit agreement, dated as of December 18, 2006 (“Deposit Agreement”), among the Company, The Bank of New York, as depositary (“Depositary”), and the owners and beneficial owners from time to time of the American Depositary Receipts (“ADRs”) to be issued under the Deposit Agreement and evidencing the ADSs.

Concurrently with the issuance of the Offered Securities, the Company is lending to Credit Suisse Securities (Europe) Limited (the “ADS Borrower”), on the date hereof up to 4,073,194 ADSs, pursuant to an ADS lending agreement dated July 17, 2008 entered into between the Company and the ADS Borrower (the “ADS Lending Agreement”). Credit Suisse Securities (Europe) Limited is an affiliate of Credit Suisse Securities (USA) LLC. The ADSs are offered (the “ADS Offering”) pursuant to a prospectus supplement to the F-3 Registration Statement dated July 16, 2008 and an underwriting agreement dated July 17, 2008 among the ADS Borrower, Credit Suisse Securities (USA) LLC and the Company.

2. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the several Underwriters that:

(a) Filing and Effectiveness of Registration Statement; Certain Defined Terms. The Company has filed with the Commission a registration statement on Form F-3 (No. 333-152333), including a related prospectus or prospectuses, covering the registration of the Offered Securities under the Act, which has become effective. “Registration Statement” at any particular time means such registration statement in the form then filed with the Commission, including any amendment thereto, any document incorporated by reference therein and all 430B Information and all 430C Information with respect to such registration statement, that in any case has not been superseded or modified. “Registration Statement” without reference to a time means the Registration Statement as of the Effective Time. For purposes of this definition, 430B Information shall be considered to be included in the Registration Statement as of the time specified in Rule 430B.

The Company and the Depositary have prepared and filed with the Commission a registration statement on Form F-6 (No. 333-139161) and a related prospectus for the registration under the Act of the ADSs evidenced by ADRs, which has become effective, have filed such amendments thereto and such amended preliminary prospectuses as may have been required to the date hereof, and will file such additional amendments thereto and such amended prospectuses as may hereafter be required. The registration statement on Form F-6 for the registration of the ADSs evidenced by ADRs, as amended, is hereinafter called the “ADR Registration Statement.”

For purposes of this Agreement:

“430B Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430B(e) or retroactively deemed to be a part of the Registration Statement pursuant to Rule 430B(f).

“430C Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430C.

“Applicable Time” means 7:45 p.m. (Eastern time) on the date of this Agreement.

“Closing Date” has the meaning defined in Section 3 hereof.

“Commission” means the Securities and Exchange Commission.

“Effective Time” of the Registration Statement relating to the Offered Securities means the time of the first contract of sale for the Offered Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Prospectus” means the Statutory Prospectus that discloses the public offering price, other 430B Information and other final terms of the Offered Securities and otherwise satisfies Section 10(a) of the Act.

“General Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being so specified in Schedule B to this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Offered Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Limited Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus.

“Rules and Regulations” means the rules and regulations of the Commission.

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“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Act, the Exchange Act, the Trust Indenture Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the rules of the New York Stock Exchange and the NASDAQ Stock Market (“Exchange Rules”).

“Statutory Prospectus” with reference to any particular time means the prospectus relating to the Offered Securities that is included in the Registration Statement immediately prior to that time, including any document incorporated by reference, all 430B Information and all 430C Information with respect to the Registration Statement. For purposes of the foregoing definition, 430B Information shall be considered to be included in the Statutory Prospectus only as of the actual time that form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b) and not retroactively.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Underlying Shares” shall mean the ADSs and the Ordinary Shares represented thereby into which the Securities are convertible.

Unless otherwise specified, a reference to a “rule” is to the indicated rule under the Act.

(b) Compliance with Securities Act Requirements. (i) (A) At the time the Registration Statement initially became effective, (B) at the time of each amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether by post-effective amendment, incorporated report or form of prospectus), (C) at the Effective Time relating to the Offered Securities and (D) on the Closing Date, the Registration Statement conformed and will conform in all material respects to the requirements of the Act, the Trust Indenture Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) (A) on its date, (B) at the time of filing the Final Prospectus pursuant to Rule 424(b) and (C) on the Closing Date, the Final Prospectus will conform in all material respects to the requirements of the Act, the Trust Indenture Act and the Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 8(b) hereof.

At the time the ADR Registration Statement became effective and on each Closing Date, the ADR Registration Statement complied and will comply in all material respects with the requirements of the Act and the Rules and Regulations and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(c) Automatic Shelf Registration Statement.

(i) Well-Known Seasoned Issuer Status. (A) At the time of initial filing of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Offered Securities in reliance on the exemption of Rule 163, the Company was a “well known seasoned issuer” as defined in Rule 405, including not having been an “ineligible issuer” as defined in Rule 405.

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(ii) Effectiveness of Automatic Shelf Registration Statement. The Registration Statement is an “automatic shelf registration statement,” as defined in Rule 405.

(iii) Eligibility to Use Automatic Shelf Registration Form. The Company has not received from the Commission any notice pursuant to Rule 401(g)(2) objecting to use of the automatic shelf registration statement form. If at any time when Offered Securities remain unsold by the Underwriters the Company receives from the Commission a notice pursuant to Rule 401(g)(2) or otherwise ceases to be eligible to use the automatic shelf registration statement form, the Company will (i) promptly notify the Representatives, (ii) promptly file a new registration statement or post-effective amendment on the proper form relating to the Offered Securities, in a form satisfactory to the Representatives, (iii) use its commercially reasonable efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable, and (iv) promptly notify the Representatives of such effectiveness. The Company will take all other action necessary or appropriate to permit the public offering and sale of the Offered Securities to continue as contemplated in the registration statement that was the subject of the Rule 401(g)(2) notice or for which the Company has otherwise become ineligible. References herein to the Registration Statement shall include such new registration statement or post-effective amendment, as the case may be.

(iv) Filing Fees. The Company has paid or shall pay the required Commission filing fees relating to the Offered Securities within the time required by Rule 456(b)(1) without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r).

(d) Ineligible Issuer Status. (i) At the earliest time after the filing of the Registration Statement that the Company made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Offered Securities and (ii) at the date of this Agreement, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, including (x) the Company or any Subsidiary (as hereinafter defined) in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 and (y) the Company in the preceding three years not having been the subject of a bankruptcy petition or insolvency or similar proceeding, not having had a registration statement be the subject of a proceeding under Section 8 of the Act and not being the subject of a proceeding under Section 8A of the Act in connection with the offering of the Securities, all as described in Rule 405.

(e) General Disclosure Package. As of the Applicable Time, neither (i) the General Use Issuer Free Writing Prospectus(es) issued at or prior to the Applicable Time, the preliminary prospectus supplement, dated July 16, 2008, including the base prospectus, dated July 15, 2008 (which is the most recent Statutory Prospectus distributed to investors generally), and the other information, if any, stated in Schedule B to this Agreement to be included in the General Disclosure Package, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 8(b) hereof.

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(f) Issuer Free Writing Prospectuses. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Securities or until any earlier date that the Company notified or notifies the Representatives as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or as a result of which such Issuer Free Writing Prospectus, if republished immediately following such event or development, would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (i) the Company has promptly notified or will promptly notify the Representatives and (ii) the Company has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(g) Execution and Delivery of Indenture. The Indenture has been duly authorized and has been duly qualified under the Trust Indenture Act; the Offered Securities have been duly authorized and, when the Offered Securities are delivered and paid for pursuant to this Agreement on each Closing Date, the Indenture will have been duly executed and delivered, such Offered Securities will have been duly executed, authenticated, issued and delivered, and the Indenture and such Offered Securities will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(h) Offered Securities. When the Offered Securities are delivered and paid for pursuant to this Agreement on each Closing Date, such Offered Securities will be convertible into the Underlying Shares of the Company in accordance with the terms of the Indenture; and the Underlying Shares initially issuable upon conversion of such Offered Securities have been duly authorized and reserved for issuance upon such conversion.

(i) No Finder’s Fee. Except as disclosed in the General Disclosure Package, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with this offering.

(j) Independent Accountants. Deloitte Touche Tohmatsu, who certified the financial statements and supporting schedules, if any, included in the Registration Statement, are independent public accountants as required by the Act and the Rules and Regulations.

(k) Financial Statements. The financial statements included in the Registration Statement, the General Disclosure Package and the Final Prospectus, together with the related notes, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“US GAAP”) applied on a consistent basis throughout the periods involved. The selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Final Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Registration Statement.

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(l) No Material Adverse Change in Business. Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Final Prospectus, except as otherwise stated therein, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, (B) there have been no transactions entered into by the Company or its Subsidiaries, other than those in the ordinary course of business, that are material with respect to the Company and its Subsidiaries considered as one enterprise and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(m) Organization of the Company. The Company has been duly organized and is validly existing under the laws of the Cayman Islands, and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Final Prospectus and to enter into and perform its obligations under this Agreement, the Deposit Agreement and the Indenture (together, the “Principal Agreements”), and is duly qualified to transact business and is in good standing, where applicable, in any jurisdiction in which it owns or leases any properties or conducts any business except where the failure to so qualify or be in good standing would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its Subsidiaries taken as a whole (a “Material Adverse Effect”). The Company’s Amended and Restated Memorandum and Articles of Association (the “Articles of Association”) comply with the requirements of Cayman Islands law. The Articles of Association are in full force and effect.

(n) Organization of Subsidiaries. Each of Changzhou Trina Solar Energy Co., Ltd. (“Trina China”), Top Energy International, Ltd. (“Top Energy”, and each of Trina China and Top Energy, a “Significant Subsidiary”) and Trina Solar (Lianyungang) Co., Ltd. (collectively, the “Subsidiaries”) has been duly organized and is validly existing as a corporation in good standing, where applicable, under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own, lease and operate its properties, if any, and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Final Prospectus and is duly qualified to transact business and is in good standing, where applicable, in any other jurisdiction in which it owns or leases any properties or conducts any business except where the failure to so qualify or be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the Registration Statement, all of the issued and outstanding capital stock or equity interest of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company directly, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; and none of the outstanding shares of capital stock or equity interest of each Subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary. Other than the Subsidiaries, the Company does not own, directly or indirectly, any entity.

(o) Capitalization. The authorized, issued and outstanding capital stock of the Company is as set forth in the General Disclosure Package and the Final Prospectus in the column entitled “Actual” under the caption “Capitalization” (except for subsequent issuances, if any, pursuant to this Agreement or pursuant to reservations, agreements or employee benefit plans referred to in the Final Prospectus). The shares of issued and outstanding capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable; none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company. Except as otherwise disclosed in the General Disclosure Package and the Registration Statement, there are no outstanding securities convertible into or exchangeable for, or warrants or rights to purchase from the Company Ordinary Shares or any other shares of capital stock of the Company or its Subsidiaries nor are there any obligations of the Company to allot, issue or transfer, the

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Securities; the Securities are freely transferable by the Company to or for the account of the Underwriters and (to the extent described in the General Disclosure Package and the Final Prospectus) the initial purchasers thereof; and there are no restrictions on subsequent transfers of the Securities under the laws of the Cayman Islands or the United States.

(p) Authorization of Underwriting Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(q) Authorization of Deposit Agreement. The Deposit Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the Depositary, constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles.

(r) Validity of ADRs. Upon conversion of the Offered Securities in accordance with the Indenture and the due issuance by the Depositary of ADRs evidencing the ADSs against the deposit of the Ordinary Shares in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued under the Deposit Agreement and persons in whose names such ADRs are registered will be entitled to the rights of registered holders of ADRs evidencing the ADSs specified therein and in the Deposit Agreement.

(s) No Limitation on Vote, Transfer and Payment of Dividends. Except as set forth in the Articles of Association, the Deposit Agreement, the General Disclosure Package or the Registration Statement and, except for applicable securities law restrictions on the sale of securities, there are no limitations on the rights of holders of Ordinary Shares, ADSs or ADRs evidencing the ADSs to hold or vote or transfer their respective securities, and no approvals are currently required in the Cayman Islands in order for the Company to pay dividends declared by the Company to the holders of Ordinary Shares, including the Depositary and, except as disclosed in the General Disclosure Package and the Registration Statement, no such dividends or other distributions will be subject to withholding or other taxes under the laws and regulations of the Cayman Islands and may be so paid without the necessity of obtaining any Governmental License (as defined in Section 2(bb)) in the Cayman Islands.

(t) Validity and Description of Securities. The Offered Securities, when issued on each Closing Date in accordance with the Indenture and delivered by the Company against payment therefor in accordance with this Agreement, and the Underlying Shares, when issued upon conversion of the Offered Securities and delivered by the Company in accordance with the Indenture and the Deposit Agreement, will be validly issued, fully paid and non-assessable, assuming due issuance of the ADSs by the Depositary, and will be issued free and clear of all liens, encumbrances or claims; the Securities, the Ordinary Shares, the ADRs and the ADSs conform to all statements relating thereto contained in the General Disclosure Package, including statements under the captions “Description of the Notes,” “Description of Securities,” “Description of Share Capital” and “Description of American Depositary Shares” and such descriptions conform in all material respects to the rights set forth in the instruments defining the same; except as disclosed in the General Disclosure Package or the Registration Statement, no holder of the Offered Securities or the Underlying Shares is or will be subject to personal liability by reason of being such a holder; and the issuance of the Offered Securities and the Underlying Shares is not subject to the preemptive or other similar rights of any securityholder of the Company.

(u) Absence of Defaults and Conflicts. Neither the Company nor any of its Subsidiaries is in violation of its charter or by-laws or other constituent or organizational documents or in default in the performance or observance of any obligation,

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agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any of its Subsidiaries is subject (collectively, “Agreements and Instruments”) except for such defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of each of the Principal Agreements and the consummation of the transactions contemplated in each of the Principal Agreements by the Company (including the offer and sale of the Securities by the Company and the use of the proceeds from the sale of the Securities as described in the General Disclosure Package and the Final Prospectus under the caption “Use of Proceeds”) and compliance by the Company with its obligations under each of the Principal Agreements have been duly authorized by all necessary corporate action and received all necessary approvals from any governmental or regulatory body and the necessary sanction or consent of its shareholders and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws or other constituent or organizational documents or business license or other organizational document of the Company or any of its Subsidiaries or any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its Subsidiaries or any of their assets, properties or operations. As used herein, a “Repayment Event” means any event or condition that gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its Subsidiaries.

(v) Arrangements with Directors, Executive Officers and Affiliates. Except as disclosed in the General Disclosure Package or the Registration Statement or filed as exhibits thereto, no material indebtedness (actual or contingent) and no material contract or arrangement is outstanding between the Company or its Subsidiaries and any director or executive officer of the Company or any person connected with such director or executive officer (including his/her spouse, infant children, any company or undertaking in which he/she holds a controlling interest). There are no relationships or transactions between the Company or its Subsidiaries on the one hand and its affiliates, officers and directors or their shareholders, customers or suppliers on the other hand that are required to be disclosed under the Act or the Rules and Regulations but are not disclosed in the Registration Statement.

(w) Absence of Labor Dispute. No labor dispute with the employees of the Company or its Subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its Subsidiaries’ principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(x) Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company, any Subsidiary, that is required to be disclosed in the Registration Statement (other than as disclosed therein), or that might result in a Material Adverse Effect, or that might materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in the Principal Agreements or the performance by the Company of its obligations thereunder; the aggregate of all pending legal or governmental proceedings to which the Company or its Subsidiaries is a party or of which any of their respective property or assets is the subject that are not described in

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the Registration Statement, including ordinary routine litigation incidental to the business of the Company, any Subsidiary, could not result in a Material Adverse Effect.

(y) Accuracy of Exhibits. There are no contracts or documents that are required to be described in the Registration Statement, the General Disclosure Package or the Final Prospectus or to be filed as exhibits thereto that have not been so described and filed as required.

(z) Possession of Intellectual Property. The Company and its Subsidiaries own or possess or otherwise have the legal right to use, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business now operated by them, and neither the Company nor any of its Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would result in a Material Adverse Effect.

(aa) Absence of Further Requirements for the Offering. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency or any stock exchange authority is necessary or required to be made or obtained by the Company for the performance by the Company of its obligations under any of the Principal Agreements in connection with the offering or sale of the Offered Securities hereby and the conversion of the Offered Securities in accordance with the Indenture, except such as have been already filed, obtained or as may be required under the Act or the Rules and Regulations or U.S. federal, state or local securities or blue sky laws or stock exchange rules and regulations.

(bb) Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Securities.

(cc) Dividends. None of the Company’s Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends or other distributions to the Company, from making any other distribution on its equity interest, or from transferring any of its property or assets to the Company; except as disclosed in the Registration Statements and the General Disclosure Package, all dividends and other distributions declared and payable upon the equity interests in Trina China and Trina Solar (Lianyungang) Co., Ltd. to the Company may be converted into foreign currency that may be freely transferred out of the People’s Republic of China (the “PRC”) and, except as disclosed in the Registration Statements and the General Disclosure Package, all such dividends and other distributions are not and will not be subject to withholding or other taxes under the current laws and regulations of the PRC and are otherwise free and clear of any other tax, withholding or deduction in the PRC, in each case without the necessity of obtaining any governmental or regulatory authorization in the PRC, except such as have been obtained.

(dd) Possession of Licenses and Permits. Each of the Company and its Significant Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by, and have made all declarations and filings with, the appropriate national, local or other regulatory agencies or bodies required for the

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authorization, execution and delivery by the Company of any of the Principal Agreements or necessary to conduct the business now operated by them, with such exceptions as would not have a Material Adverse Effect; the Company and its Significant Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity or failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; none of the Governmental Licenses contains any materially burdensome restrictions or conditions not described in the Registration Statement, the General Disclosure Package and the Final Prospectus; and neither the Company nor its Significant Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect or has any reason to believe that any such Governmental License will be revoked, modified or suspended.

(ee) Title to Property. The Company and its Subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case free and clear of all mortgages, pledges, liens, security interests, claims, restrictions, or encumbrances of any kind except such as (a) are described in the Registration Statement, the General Disclosure Package and the Final Prospectus or (b) do not, individually or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or its Subsidiaries; and all of the leases and subleases material to the business of the Company and its Subsidiaries, considered as one enterprise, and under which the Company or its Subsidiaries holds properties described in the Registration Statement, the General Disclosure Package and the Final Prospectus, are in full force and effect, and neither the Company nor its Subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or its Subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or its Subsidiaries to the continued possession of the leased or subleased premises under any such lease or sublease.

(ff) Investment Company Act. The Company is not, and upon the issuance and sale of the Offered Securities as herein contemplated and the application of the net proceeds therefrom as described in the General Disclosure Package, will not be, an “investment company” as such term is defined in the Investment Company Act of 1940, as amended, immediately after the offering of the Offered Securities.

(gg) Environmental Laws. Except as described in the General Disclosure Package and the Registration Statement and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor its Subsidiaries is in violation of any national, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”), or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or its Subsidiaries and (D) there

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are no material events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(hh) PFIC Status. Based on the projected composition of the Company’s income and valuation of its assets, including goodwill, the Company does not expect to become a “passive foreign investment company”, as defined in Section 1296(a) of the United States Internal Revenue Code of 1986, as amended, in the future.

(ii) Registration Rights. Except as described in the General Disclosure Package, there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the Act.

(jj) Accounting Controls and Disclosure Controls. The Company and its Subsidiaries as a whole maintain a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (E) financial reports are prepared on a timely basis based on the transactions recorded pursuant to clause (B) above under US GAAP. These reports provide the basis for the preparation of the Company’s consolidated financial statements under US GAAP and have been maintained in compliance with applicable laws. Except as described in the General Disclosure Package and the Registration Statement, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company and its Subsidiaries as a whole employ disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(kk) Compliance with Sarbanes-Oxley. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of Sarbanes-Oxley and the rules and regulations promulgated in connection therewith, including Section 402 related to loans.

(ll) Payment of Taxes. All material income tax returns of the Company and its Subsidiaries required by law to be filed have been filed and all material taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except for taxes, if any, that are being contested in good faith and as to which adequate reserves have been provided or the non-payment of which would not result in a Material Adverse Effect. The tax returns of the Company through the fiscal year ended December 31, 2007 have been settled and no assessment in connection therewith has been made against the Company. The Company and its Subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable national, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its Subsidiaries,

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except for such taxes, if any, that are being contested in good faith and as to which adequate reserves have been provided or the non-payment of which would not result in a Material Adverse Effect. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.

(mm) Insurance. The Company and its Subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or any Subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change. Neither of the Company nor any Subsidiary has been denied any insurance coverage which it has sought or for which it has applied. So far as the Company is aware (x) there are no circumstances which would reasonably be expected to render such insurance void or voidable and there is no material insurance claim made by or against the Company or its Subsidiaries, pending, threatened or outstanding and (y) no facts or circumstances exist which would reasonably be expected to give rise to any such claim and all due premiums in respect thereof have been paid.

(nn) Statistical and Market-Related Data. Any statistical and market-related data included or incorporated by reference in the Registration Statement and the General Disclosure Package are based on or derived from sources that the Company believes to be reliable and accurate in all material respects, and the Company has obtained the written consent to the use of such data from such sources.

(oo) MD&A Description. The section entitled “Operating and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F incorporated by reference in the General Disclosure Package and the Registration Statement accurately and fully describes (A) accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments (“critical accounting policies”); (B) judgments and uncertainties affecting the application of critical accounting policies; and (C) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof.

(pp) Management Review. The Company’s management have reviewed and agreed with the selection, application and disclosure of critical accounting policies and have consulted with its legal advisers and independent accountants with regards to such disclosure.

(qq) Liquidity and Capital Resources. The section entitled “Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Company’s Annual Report on Form 20-F incorporated by reference in the General Disclosure Package accurately and fully describes: (A) all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect liquidity and are reasonably likely to occur, and (B) none of the Company or its Subsidiaries is engaged in any transactions with, or have any obligations to, its unconsolidated entities (if any) that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company or its Subsidiaries, including, without limitation, structured finance entities and special purpose entities, or otherwise engage in, or have any obligations under, any off-balance sheet transactions or arrangements. As used herein in this Section 2(qq), the phrase “reasonably likely” refers to a disclosure threshold lower than “more likely than not.”

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(rr) Stamp Duty; Transfer Tax. Except as disclosed in the General Disclosure Package, under the laws and regulations of the Cayman Islands, no transaction, stamp, capital or other issuance, registration or transfer taxes or duties are payable in the Cayman Islands by or on behalf of the Underwriter to any Cayman Islands taxing authority in connection with (A) the issuance, the sale and delivery by the Company to or for the account of the Underwriter of the Securities or (B) the initial sale and delivery by the Underwriter of the Securities to purchasers thereof, (C) the holding or transfer of the Offered Securities or the Underlying Securities outside the Cayman Islands, (D) the deposit of the certificates representing the Ordinary Shares by the Company with The Hongkong and Shanghai Banking Corporation Limited and the issuance and delivery of the ADRs, or (E) the execution and delivery of any Principal Agreement by the Company.

(ss) Accuracy of Information. There are no legal or governmental proceedings, statutes, contracts or documents that are required under the Act or the Rules and Regulations to be described in the Registration Statement, the General Disclosure Package and the Final Prospectus which have not been so described. The description in the Registration Statement, the General Disclosure Package and the Final Prospectus of statutes, legal and governmental proceedings and contracts and other documents is accurate and presents the information required to be shown in all material respects. The Final Prospectus will contain, when issued, all information and particulars required to comply with all statutory and other provisions (including, without limitation, the relevant laws and regulations of the Cayman Islands and the PRC) so far as applicable in the Final Prospectus, which is or might reasonably be considered to be material for disclosure to a potential subscriber, investor, underwriter or sub-underwriter of the Securities or for the purpose of making an informed assessment of the assets and liabilities, financial position, and profits and losses of the Company and its Subsidiaries including, but without prejudice to the generality of the foregoing, any special trade factors or risks known to the Company and its Subsidiaries or any of their directors and/or executive officers and which would reasonably be expected to have a Material Adverse Effect. All material information which ought to have been supplied or disclosed by the Company and its directors and/or executive officers to the Underwriters, Deloitte Touche Tohmatsu or the legal or other professional advisers to the Underwriters or the Company for the purposes of or in the course of preparation of the Registration Statement, the General Disclosure Package and the Final Prospectus has been supplied or disclosed by the Company and its directors and executive officers and nothing has occurred since the date the same was supplied or disclosed which requires the same to be amended or updated in any material respect.

(tt) Choice of Law; Consent to Jurisdiction; Appointment of Agent for Service of Process. The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the Cayman Islands. The Company has the power to submit, and pursuant to Section 16 hereof, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each U. S. federal court and New York state court located in the Borough of Manhattan, in The City of New York, New York, United States of America (each, a “New York Court”), and the Company has the power to designate, appoint and empower, and pursuant to Section 16 hereof, has legally, validly, effectively and irrevocably designated, appointed and empowered, the Authorized Agent (as defined in Section 16 hereof) for service of process in any action arising out of or relating to this Agreement or the Securities in any New York Court, and service of process effected on such Authorized Agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 16 hereof.

(uu) Waiver of Immunity. None of the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ properties, assets or revenues has any right of immunity under Cayman Islands or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of

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any Cayman Islands, New York or U.S. federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement; and, to the extent that the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Company and its Subsidiaries waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 17 hereof.

(vv) Enforceability of New York Judgment. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the New York Courts against the Company based upon this Agreement under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

(ww) Foreign Corrupt Practices. Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee or other person associated with or acting on behalf of the Company, any of its Subsidiaries is using any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses; is making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or is in violation of any provision of the United States Foreign Corrupt Practices Act of 1977; or is making any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(xx) OFAC. (i) None of the Company, its Subsidiaries or their respective affiliates, employees, agents, directors or officers: (a) does or plans to conduct or otherwise get involved with any business with or involving the government of, or any person or project, targeted by or located in, any country targeted by any of the economic sanctions promulgated by any Executive Order issued by the President of the United States or administered by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or other government administered sanctions; (b) supports or facilitates or plans to support or facilitate or otherwise get involved with any such business or project; (ii) the Company is not controlled (within the meaning of the Executive Orders or regulations promulgating such economic sanctions or the laws authorizing such promulgation) by any such government or person; (iii) the proceeds from the offering of the Offered Securities will not be used to fund any operations in, to finance any investments, projects or activities in, or to make any payments to, any country targeted by any of such economic sanctions, or to make any payments to, or finance any activities with, any person so targeted or any person in a country so targeted; and (iv) the Company maintains and has implemented adequate internal controls and procedures to monitor and audit transactions that are reasonably designed to detect and prevent any use of the proceeds from the offering of the Offered Securities that is inconsistent with any of the Company’s representations and obligations under clause (iii) of this paragraph or in the General Disclosure Package.

(yy) No Termination of Contracts. Neither the Company nor any of its Subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to, described in or filed as an exhibit to, the Registration Statement, the General Disclosure Package and the Final Prospectus, and no such

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termination or non-renewal has been threatened by the Company or any of its Subsidiaries or, to the Company’s knowledge, any other party to any such contract or agreement.

3. Purchase, Sale and Delivery of Offered Securities. On the basis of the representations, warranties and agreements and subject to the terms and conditions set forth herein, the Company agrees to sell to the several Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company, at a purchase price of 97.25% of the principal amount thereof plus accrued interest from July 23, 2008 to the First Closing Date (as hereinafter defined), the respective principal amounts of Firm Securities set forth opposite the names of the Underwriters in Schedule A hereto. The Offered Securities will be offered in the United States through the Underwriters, either directly or indirectly through their U.S. broker-dealer affiliates, or such other registered dealers as may be designated by the Underwriters.

The Company will deliver the Firm Securities to or as instructed by the Representatives for the accounts of the several Underwriters through the facilities of the Depository Trust Company against payment of the purchase price by the Underwriters in same day funds by wire transfer to an account at a bank acceptable to the Representatives drawn to the order of the Company at the Hong Kong office of Simpson Thacher & Bartlett LLP, at 9:00 A.M., Eastern time, on July 23, 2008, or at such other time not later than seven full business days thereafter as the Representatives and the Company determine, such time being herein referred to as the “First Closing Date”. For purposes of Rule 15c6-1 under the Securities Exchange Act of 1934, the First Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Offered Securities sold pursuant to the offering. The Firm Securities so to be delivered or evidence of their issuance will be made available for checking at the office of Simpson Thacher & Bartlett LLP, 35th Floor ICBC Tower, 3 Garden Road, Central Hong Kong, at least 24 hours prior to the First Closing Date.

In addition, upon written notice from the Representatives given to the Company from time to time not more than 30 days subsequent to the date of the Final Prospectus, the Underwriters may purchase all or less than all of the Optional Securities at the purchase price per principal amount of Securities (including any accrued interest thereon to the related Optional Closing Date to be paid for the Firm Securities. The Company agrees to sell to the Underwriters the principal amount of Optional Securities specified in such notice and the Underwriters agree, severally and not jointly, to purchase such Optional Securities. Such Optional Securities shall be purchased for the account of each Underwriter in the same proportion as the principal amount of Firm Securities set forth opposite such Underwriter’s name bears to the total principal amount of Firm Securities (subject to adjustment by the Representatives to eliminate fractions) and may be purchased by the Underwriters only for the purpose of covering over-allotments made in connection with the sale of the Firm Securities. No Optional Securities shall be sold or delivered unless the Firm Securities previously have been, or simultaneously are, sold and delivered. The right to purchase the Optional Securities or any portion thereof may be exercised from time to time and to the extent not previously exercised may be surrendered and terminated at any time upon notice by the Representatives to the Company. Notwithstanding any of the foregoing, the Underwriters may not purchase any Optional Securities after the period that ends 12 days after the issue date of the Firm Securities unless such Optional Securities would not be treated as having been issued with more than a de minimis amount of “original issue discount” for purposes of Sections 1271–1275 of the United States Internal Revenue Code of 1986, as amended.

Each time for the delivery of and payment for the Optional Securities, being herein referred to as an “Optional Closing Date”, which may be the First Closing Date (the First Closing Date and each Optional Closing Date, if any, being sometimes referred to as a “Closing Date”), shall be determined by the Representatives but shall be not later than five full business days after written notice of election to purchase Optional Securities is given. The Company will deliver the Optional Securities being purchased on each Optional Closing Date to or as instructed by the Representatives for the accounts of the several Underwriters in a form reasonably acceptable to the Representatives against payment of the purchase price therefor in Federal (same day) funds by wire transfer to an account at a

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bank acceptable to the Representatives drawn to the order of the Company, at the Hong Kong office of Simpson Thacher & Bartlett LLP. The Optional Securities being purchased on each Optional Closing Date or evidence of their issuance will be made available for checking at the office of Simpson Thacher & Bartlett LLP, 35th Floor ICBC Tower, 3 Garden Road, Central Hong Kong, at a reasonable time in advance of such Optional Closing Date.

4. Offering by Underwriters. It is understood that the several Underwriters propose to offer the Offered Securities for sale to the public as set forth in the Final Prospectus.

5. Certain Agreements of the Company.

The Company agrees with the several Underwriters that:

(a) Filing of Prospectuses. The Company has filed or will file each Statutory Prospectus (including the Final Prospectus) pursuant to and in accordance with Rule 424(b)(2) (or, if applicable and consented to by the Representatives, subparagraph (5)) not later than the second business day following the earlier of the date it is first used or the execution and delivery of this Agreement. The Company has complied and will comply with Rule 433.

(b) Filing of Amendments; Response to Commission Requests. The Company will promptly advise the Representatives of any proposal to amend or supplement the Registration Statement, the ADR Registration Statement or any Statutory Prospectus at any time and will offer the Representatives a reasonable opportunity to comment on any such amendment or supplement; and the Company will also advise the Representatives promptly of (i) the filing of any such amendment or supplement, (ii) any request by the Commission or its staff for any amendment to the Registration Statement or the ADR Registration Statement, for any supplement to any Statutory Prospectus or for any additional information, (iii) the institution by the Commission of any stop order proceedings in respect of the Registration Statement or the ADR Registration Statement or the threatening of any proceeding for that purpose, and (iv) the receipt by the Company of any notification with respect to the suspension of the qualification of the Offered Securities in any jurisdiction or the institution or threatening of any proceedings for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

(c) Continued Compliance with Securities Laws. If, at any time when a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Act by any Underwriter or dealer, any event occurs as a result of which the Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or the ADR Registration Statement or supplement the Final Prospectus to comply with the Act, the Company will promptly notify the Representatives of such event and will promptly prepare and file with the Commission and furnish, at its own expense, to the Underwriters and the dealers and any other dealers upon reasonable request of the Representatives, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance. Neither the Representatives’ consent to, nor the Underwriters’ delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7 hereof.

(d) Rule 158. As soon as practicable, but not later than 16 months, after the date of this Agreement, the Company will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the date of this Agreement and satisfying the provisions of Section 11(a) of the Act and Rule 158.

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(e) Furnishing of Prospectuses. The Company will furnish to the Representatives copies of the Registration Statement and the ADR Registration Statement, including all exhibits, any Statutory Prospectus, the Final Prospectus and all amendments and supplements to such documents, in each case as soon as available and in such quantities as the Representatives reasonably request.

(f) Blue Sky Qualifications. The Company will arrange for the qualification of the Offered Securities for sale and the determination of their eligibility for investment under the laws of such jurisdictions as the Representatives designate and will continue such qualifications in effect so long as required for the distribution.

(g) Reporting Requirements. For so long as the Offered Securities remain outstanding, the Company will furnish to the Representatives and, upon request, to each of the other Underwriters, as soon as practicable after the end of each fiscal year, a copy of its annual report to shareholders for such year; and the Company will furnish to the Representatives (i) as soon as available, a copy of each report and any definitive proxy statement of the Company filed with the Commission under the Exchange Act or mailed to shareholders, and (ii) from time to time, such other information concerning the Company as the Representatives may reasonably request. However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system, it is not required to furnish such reports or statements to the Underwriters.

(h) Payment of Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including but not limited to any filing fees and other expenses (including half of the fees and disbursements of counsel to the Underwriters, but excluding out-of-pocket expense of the Underwriters which shall be borne by the Underwriters) incurred in connection with qualification of the Offered Securities for sale and determination of their eligibility for investment under the laws of such jurisdictions as the Representatives designate and the preparation and printing of memoranda relating thereto, costs and expenses related to the review by the Financial Industry Regulatory Authority of the Offered Securities (including filing fees), costs and expenses relating to investor presentations or any “road show” in connection with the offering and sale of the Offered Securities including, without limitation, any travel expenses of the Company’s officers and employees and any other expenses of the Company including the chartering of airplanes, fees and expenses in connection with the registration of the Offered Securities under the Exchange Act, and expenses incurred in printing and distributing preliminary prospectuses and the Final Prospectus (including any amendments and supplements thereto) to the Underwriters and for expenses incurred for preparing, printing and distributing any Issuer Free Writing Prospectuses to investors or prospective investors.

(i) Use of Proceeds. The Company will use the net proceeds received in connection with this offering in the manner described in the “Use of Proceeds” section of the General Disclosure Package and, except as disclosed in the General Disclosure Package, the Company does not intend to use any of the proceeds from the sale of the Offered Securities hereunder to repay any outstanding debt owed to any affiliate of any Underwriter.

(j) Absence of Manipulation. The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Offered Securities.

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(k) Taxes. The Company will indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax, including any interest and penalties, on the creation, issue and sale of the Offered Securities and on the execution and delivery of this Agreement. All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

(l) Restriction on Sale of Securities. For the period specified below (the “Lock-Up Period”), the Company will not, directly or indirectly, take any of the following actions with respect to its Securities, the Underlying Shares or any securities convertible into or exchangeable or exercisable for any of its Securities or Underlying Shares (“Lock-Up Securities”): (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Lock-Up Securities within the meaning of Section 16 of the Exchange Act or (v) file with the Commission a registration statement under the Act relating to Lock-Up Securities, or publicly disclose the intention to take any such action set forth in clauses (i) to (v), without the prior written consent of the Representatives, except issuances by the Company of Lock-Up Securities pursuant to the conversion of Offered Securities, grants by the Company of options pursuant to the terms of a share incentive plan in effect on the date hereof, issuances by the Company of Lock-Up Securities pursuant to the exercise of options issued under the share incentive plan, and issuance of Lock-Up Securities to the ADS Borrower pursuant to the ADS Lending Agreement. The initial Lock-Up Period will commence on the date hereof and continue for 90 days after the date hereof or such earlier date that the Representatives consent to in writing; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension. The Company will provide the Representatives with notice of any announcement described in clause (2) of the preceding sentence that gives rise to an extension of the Lock-Up Period.

(m) Cayman Islands Matters. The Company agrees that (i) it will not attempt to avoid any judgment obtained by it or denied to it in a court of competent jurisdiction outside the Cayman Islands; (ii) following the consummation of the offering of the Firm Securities, it will use its commercially reasonable efforts to obtain and maintain all approvals required in the Cayman Islands to pay and remit outside the Cayman Islands all dividends declared by the Company and payable on the Ordinary Shares; and (iii) it will use its commercially reasonable efforts to obtain and maintain all approvals required in the Cayman Islands for the Company to acquire sufficient foreign exchange for the payment of dividends and all other relevant purposes.

(n) Improve Internal Controls. The Company has reviewed the management letter of Deloitte Touche Tohmatsu, the independent registered public accounting firm of the Company, dated June 23, 2008, issued by it in connection with its audit of the financial statements of the Company as of and for the periods ended December 31, 2005, 2006 and 2007, and the Company understands the content thereof, including the material weakness in and other deficiencies relating to the Company’s internal controls cited therein. The Company will continue to take all actions necessary to address and remediate such material weakness in and other deficiencies relating to the Company’s internal controls.

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(o) ADS Offering. The initial closing of the ADS Offering, substantially on the terms described in the Final Prospectus, shall have been consummated on the First Closing Date.

6. Free Writing Prospectuses. (a) Issuer Free Writing Prospectuses. The Company represents and agrees that, unless it obtains the prior consent of the Representatives, and each Underwriter represents and agrees that, unless it obtains the prior written consent of the Company and the Representatives, it has not made and will not make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to in writing by the Company and the Representatives is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.

(b) Term Sheets. The Company will prepare a final term sheet relating to the Offered Securities, containing only information that describes the final terms of the Offered Securities substantially in the form set forth in Schedule B hereto and will file such final term sheet within the period required by Rule 433(d)(5)(ii) following the date such final terms have been established for all classes of the offering of the Offered Securities. Any such final term sheet is an Issuer Free Writing Prospectus and a Permitted Free Writing Prospectus for purposes of this Agreement. The Company also consents to the use by any Underwriter of a free writing prospectus that contains only (i)(x) information describing the preliminary terms of the Offered Securities or this offering for purposes of this offering or (y) information that describes the final terms of the Offered Securities or their offering and that is included in the final term sheet of the Company contemplated in the first sentence of this subsection for purposes of this offering or (ii) other information that is not “issuer information,” as defined in Rule 433, it being understood that any such free writing prospectus referred to in clause (i) or (ii) above shall not be an Issuer Free Writing Prospectus for purposes of this Agreement.

7. Conditions of the Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Offered Securities on each respective Closing Date will be subject to the accuracy of the representations and warranties of the Company herein (as though made on such Closing Date), to the accuracy of the statements of Company officers made pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a) Accountants’ Comfort Letter. The Representatives shall have received letters, dated, respectively, the date hereof and each Closing Date, of Deloitte Touche Tohmatsu, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letters for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Final Prospectus.

(b) Filing of Prospectus. The Final Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) hereof. No stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement or of any part thereof shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company or any Underwriter, shall be contemplated by the Commission.

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(c) No Material Adverse Change. Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its Subsidiaries taken as a whole which, in the judgment of the Representatives, is material and adverse and makes it impractical or inadvisable to market the Offered Securities; (ii) any change in U.S., Cayman Islands, PRC or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of the Representatives, impractical to market or to enforce contracts for the sale of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market; (iii) any suspension or material limitation of trading in securities generally on the New York Stock Exchange, or any setting of minimum or maximum prices for trading on such exchange; (iv) or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (v) any banking moratorium declared by any U.S. federal, New York, Cayman Islands, or PRC government authorities; (vi) any major disruption of settlements of securities, payment, or clearance services in the United States or any other country where such securities are listed or (vii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or PRC, any declaration of war by Congress or any other U.S. national or international calamity or emergency if, in the judgment of the Representatives, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to market the Offered Securities or to enforce contracts for the sale of the Offered Securities.

(d) Opinion of Cayman Islands Counsel for Company. On such Closing Date, the Representatives shall have received the opinion, dated as of such Closing Date, of Conyers Dill & Pearman, Cayman Islands counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, to the effect set forth in Exhibit A hereto and to such further effect as counsel for the Underwriters may reasonably request.

(e) Opinion of Special U.S. Counsel for Company. On such Closing Date, the Representatives shall have received the opinion, dated as of such Closing Date, of Latham & Watkins LLP, special U.S. counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters, to the effect set forth in Exhibit B hereto and to such further effect as counsel for the Underwriters may reasonably request.

(f) Opinion of Special PRC Counsel for Company. The Company shall have requested and caused Fangda Partners, special PRC counsel for the Company, to have furnished to the Company its opinion dated such Closing Date, substantially in the form of Exhibit C hereto and to such further effect as the Company may reasonably request, together with a consent letter permitting the Company to provide such opinion to the Underwriters; such consent letter shall be in form and substance satisfactory to the Underwriters.

(g) Opinion of U.S. Counsel for Underwriters. The Representatives shall have received from Simpson Thacher & Bartlett LLP, U.S. counsel for the Underwriters, such opinion or opinions, dated such Closing Date, with respect to such matters as the Representatives may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(h) Opinion of special PRC Counsel for Underwriters. The Representatives shall have received from Jun He Law Offices, special PRC counsel for the Underwriters, such opinion or opinions, dated such Closing Date, with respect to such

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matters as the Representatives may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(i) Opinion of Counsel for Depositary. On such Closing Date, the Representatives shall have received the favorable opinion, dated as of such Closing Date, of Emmet, Marvin & Martin, LLP, counsel for the Depositary, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters to the effect set forth in Exhibit D hereto.

(j) Lock-up Agreement. At the date of this Agreement, the Representatives shall have received a lock-up agreement substantially in the form of Exhibit E hereto or as otherwise agreed with the Representatives duly signed by each of the directors, executive officers and certain other shareholders of the Company, the names of which or whom are listed on Schedule C hereto.

(k) Officer’s Certificate. The Representatives shall have received a certificate, dated such Closing Date, of an executive officer of the Company and a principal financial or accounting officer of the Company in which such officers shall state that: the representations and warranties of the Company in this Agreement are true and correct; the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; no stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the best of their knowledge and after reasonable investigation, are contemplated by the Commission; subsequent to the date of the most recent financial statements in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its Subsidiaries taken as a whole except as set forth in the General Disclosure Package or as described in such certificate; and a true and complete copy of the legal opinion of Fangda Partners, special PRC counsel for the Company, dated such Closing Date, is attached as an exhibit to such certificate and such opinion has not been amended or withdrawn.

The Company will furnish the Representatives with such conformed copies of such opinions, certificates, letters and documents as the Representatives reasonably requests. The Representatives may in their sole discretion waive on behalf of the Underwriters compliance with any conditions to the obligations of the Underwriters hereunder, whether in respect of an Optional Closing Date or otherwise.

8. Indemnification and Contribution. (a) Indemnification of Underwriters. The Company will indemnify and hold harmless each Underwriter, its partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Indemnified Party”), against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other U.S. federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, the ADR Registration Statement at any time, any Statutory Prospectus as of any time, the Final Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue

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statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (b) below.

(b) Indemnification of Company. Each Underwriter will severally and not jointly indemnify and hold harmless the Company, each of its directors, each of its officers who signs a Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Underwriter Indemnified Party”), against any losses, claims, damages or liabilities to which such Underwriter Indemnified Party may become subject, under the Act, the Exchange Act, other U.S. federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, the ADR Registration Statement at any time, any Statutory Prospectus as of any time, the Final Prospectus, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Underwriter Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Underwriter Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission as such expenses are incurred, it being understood and agreed that the only such information furnished by any Underwriter consists of the following information in the Final Prospectus: as furnished by the Underwriters, the concession and reallowance figures appearing in the fourth paragraph and the fifteenth paragraph under the caption “Underwriting”; as furnished by Credit Suisse Securities (USA) LLC, the information in the fourteenth paragraph under the caption “Underwriting” regarding the affiliation of the ADS Borrower and the Underwriters; and as furnished by ABN AMRO Bank N.V., London Branch, the information in the thirteenth paragraph under the caption “Underwriting.”

(c) Actions against Parties; Notification. Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

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(d) Contribution. If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint. The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d).

9. Default of Underwriters. If any Underwriter or Underwriters default in their obligations to purchase Offered Securities hereunder on either the First or any Optional Closing Date and the aggregate principal amount of Offered Securities that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total principal amount of Offered Securities that the Underwriters are obligated to purchase on such Closing Date, the non-defaulting Underwriters may make arrangements satisfactory to the Company for the purchase of such Offered Securities by other persons, including any of the Underwriters, but if no such arrangements are made by such Closing Date, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Offered Securities that such defaulting Underwriters agreed but failed to purchase on such Closing Date. If any Underwriter or Underwriters so default and the aggregate principal amount of Offered Securities with respect to which such default or defaults occur exceeds 10% of the total principal amount of Offered Securities that the Underwriters are obligated to purchase on such Closing Date and arrangements satisfactory to the non-defaulting Underwriters and the Company for the purchase of such Offered Securities by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Company, except as provided in Section 10 hereof (provided that if such default occurs with respect to Optional Securities after the First Closing Date, this Agreement will not terminate as to the Firm Securities or any Optional Securities purchased prior to such termination). As used in this Agreement, the term “Underwriter” includes any person substituted for an Underwriter under this Section. Nothing herein will relieve a defaulting Underwriter from liability for its default.

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10. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities. If the purchase of the Offered Securities by the Underwriters is not consummated for any reason other than solely because of the termination of this Agreement pursuant to Section 9 hereof, the Company will reimburse the Underwriters for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities, and the respective obligations of the Company and the Underwriters pursuant to Section 8 hereof shall remain in effect. In addition, if any Offered Securities have been purchased hereunder, the representations and warranties in Section 2 hereof and all obligations under Section 5 hereof shall also remain in effect.

11. Notices. All communications hereunder will be in writing and, if sent to the Underwriters, will be mailed, delivered or telegraphed and confirmed to the Representatives, c/o Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, N.Y. 10010-3629, Attention: LCD-IBD, or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China, Attention: Chief Financial Officer; provided, however, that any notice to an Underwriter pursuant to Section 8 hereof will be mailed, delivered or telegraphed and confirmed to such Underwriter.

12. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

13. Representation of Underwriters. The Representatives will act for the several Underwriters in connection with this financing, and any action under this Agreement taken by the Representatives jointly will be binding upon all the Underwriters.

14. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

15. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a) No Other Relationship. The Representatives have been retained solely to act as underwriters in connection with the sale of Offered Securities and that no fiduciary, advisory or agency relationship between the Company and the Representatives has been created in respect of any of the transactions contemplated by this Agreement or the Final Prospectus, irrespective of whether the Representatives have advised or is advising the Company on other matters;

(b) Arms’ Length Negotiations. The price of the Offered Securities set forth in this Agreement was established by the Company following discussions and arms-length negotiations with the Representatives and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) Absence of Obligation to Disclose. The Company has been advised that the Representatives and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Representatives have no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

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(d) Waiver. The Company waives, to the fullest extent permitted by law, any claims it may have against the Representatives for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Representatives shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of the Company.

16. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

The Company hereby submits to the non-exclusive jurisdiction of the U.S. federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in U.S. federal and state courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, New York, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 11 hereof, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

The obligation of the Company pursuant to this Agreement in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

17. Waiver of Immunities. To the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to the Company, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Cayman Islands, New York or U.S. federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of the Company, or any other matter under or arising out of or in connection with, the Principal Agreements or any of them, the Company hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by law, and agrees not to plead or claim, any such immunity and consents to such relief and enforcement.

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If the foregoing is in accordance with the Representatives’ understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement between the Company and the several Underwriters in accordance with its terms.

Very truly yours,

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

[Convertible Notes Underwriting Agreement Sig Page]

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The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marisa Scauzillo
Name:	Marisa Scauzillo
Title:	Vice President

[Convertible Notes Underwriting Agreement Sig Page]

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ABN AMRO BANK N.V., LONDON BRANCH

By:	/s/ A. Gardner
Name:	A. Gardner
Title:	Director-Legal

By:	/s/ Stephen D. Howard
Name:	Stephen D. Howard
Title:	Executive Director

[Convertible Notes Underwriting Agreement Sig Page]

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DEUTSCHE BANK SECURITIES INC.

By:	/s/ Mark Keene
Name:	Mark Keene
Title:	MD

By:	/s/ Adam Howell
Name:	Adam Howell
Title:	Director

[Convertible Notes Underwriting Agreement Sig Page]

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SCHEDULE A

Underwriter	Principal Amount of Firm Securities
Credit Suisse Securities (USA) LLC	$48,000,000
ABN AMRO Bank N.V., London Branch	36,000,000
Deutsche Bank Securities Inc	36,000,000

Total	$120,000,000

SCHEDULE B

1.	General Use Free Writing Prospectuses (included in the General Disclosure Package)

“General Use Issuer Free Writing Prospectus” includes each of the following documents:

Pricing term sheet, filed with the Securities and Exchange Commission on July 18, 2008 pursuant to Rule 433 under the Securities Act.

2.	Other Information Included in the General Disclosure Package

None

SCHEDULE C

List of Persons and Entities Subject to Lock-up

Jifan Gao

Liping Qiu

Jianwei Shi

Jerome Corcoran

Junfeng Li

Qian Zhao

Peter Mak

Sean Hsiyuan Tzou

Terry Wang

Chunyan Wu

Yu Zhu

Chen Chung Yu

Ting Cheong Ang

Arturo Herrero

Andrew Klump

Eehoon See

Jiqing Gao

Anthony Chia

Jason Chan

Diming Qiu

Lu Wen Xiao

Wonder World Limited

Diamond Family Limited

Milestone Solar Holdings I Limited

EXHIBIT A

Form of Opinion of Company’s Cayman Islands Counsel

EXHIBIT B

Form of Opinion of Company’s U.S. Counsel

EXHIBIT C

Form of Opinion of Company’s PRC Counsel

EXHIBIT D

Form of Opinion of Depositary’s U.S. Counsel

EXHIBIT E

Form of Lock-Up Letter

July 17, 2008

Trina Solar Limited

No. 2 Xin Yuan Yi Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

CREDIT SUISSE SECURITIES (EUROPE) LIMITED, as ADS Borrower

One Cabot Square

London E14 4QJ

United Kingdom

CREDIT SUISSE SECURITIES (USA) LLC, as ADS Underwriter

Eleven Madison Avenue

New York, New York 10010-3629

United States of America

CREDIT SUISSE SECURITIES (USA) LLC

ABN AMRO BANK N.V., LONDON BRANCH

DEUTSCHE BANK SECURITIES INC., as Notes Underwriters

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

United States of America

Dear Sirs:

As an inducement to Credit Suisse Securities (USA) LLC, ABN AMRO Bank N.V., London Branch and Deutsche Bank Securities Inc., together as the Notes Underwriters, to execute an Underwriting Agreement (the “Notes Underwriting Agreement”) pursuant to which an offering will be made that is intended to result in the establishment of a public market for Convertible Senior Notes due 2013 (the “Notes”) of Trina Solar Limited, and any successor (by merger or otherwise) thereto (the “Company”), and as an inducement to Credit Suisse Securities (Europe) Limited, as Borrower, and Credit Suisse Securities (USA) LLC, as ADS Underwriter, to execute an Underwriting Agreement, pursuant to which an offering will be made for American Depositary Shares (“ADSs”), each representing 100 Ordinary Shares, par value $0.00001 per share (the “Ordinary Shares”) of the Company, to be lend to the Borrower, the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities (as defined below) or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives (as defined in the Notes Underwriting Agreement). In addition, the undersigned agrees that, without the prior written consent of the Representatives, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities. The Notes are convertible into ADSs, each representing 100 of the Company’s Ordinary Shares. The Notes, the ADSs and the Ordinary Shares are collectively referred to as the “Securities.”

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 90 days after the public offering date set forth on the final prospectus supplements used to sell the Notes and the ADSs (the “Public Offering Date”) pursuant to the Underwriting Agreements; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-Up Period pursuant to the previous paragraph will be delivered by the Representatives to the Company (in accordance with Section 11 of the Underwriting Agreement for the Notes or Section 10 of the Underwriting Agreement for the ADSs) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to an including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Securities acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Securities to a family member of the undersigned, or a trust or an entity beneficially owned by the undersigned or a family member of the undersigned, may be made prior to the expiration of the Lock-Up Period without prior consent from the Representatives, provided the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer. For purposes of this paragraph, “family member” shall mean spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of Securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before July 31, 2008. This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

[Name of shareholder]

[ACKNOWLEDGEMENT AND AGREEMENT OF BENEFICIAL OWNER 1

The undersigned beneficial owner of securities of [shareholder] hereby acknowledges and agrees that the restrictions set forth in this letter shall apply mutatis mutandis to it with respect to such securities.

Very truly yours,

Signature:
Print:
Name:	]

[1]	To be completed by any person who beneficially owns more than 50% of the interests in the shareholder of the Company signing this letter.

Exhibit 1.2

Execution Copy

4,073,194 American Depositary Shares

Each representing 100 Ordinary Shares

TRINA SOLAR LIMITED

UNDERWRITING AGREEMENT

July 17, 2008

CREDIT SUISSE SECURITIES (EUROPE) LIMITED, as Borrower

One Cabot Square

London E14 4QJ

United Kingdom

CREDIT SUISSE SECURITIES (USA) LLC, as Underwriter

Eleven Madison Avenue

New York, New York 10010-3629

United States of America

Dear Sirs:

1. Introductory. Trina Solar Limited, an exempted company limited by shares under the laws of the Cayman Islands (the “Company”), agrees with Credit Suisse Securities (USA) LLC (the “Underwriter”), subject to the terms and conditions stated herein and pursuant to the ADS lending agreement (the “ADS Lending Agreement”), dated July 17, 2008, between the Company and Credit Suisse Securities (Europe) Limited (the “Borrower”), to issue and lend to the Borrower, pursuant to and upon the terms set forth in the ADS Lending Agreement, up to 4,073,194 American Depositary Shares (the “ADSs” and each an “ADS”), each representing one hundred ordinary shares, par value $0.00001 per share, of the Company (the “Shares” and, together with the ADSs, the “Securities”). Credit Suisse Securities (USA) LLC is an affiliate of Credit Suisse Securities (Europe) Limited.

The Ordinary Shares to be represented by the ADSs are to be deposited pursuant to a deposit agreement, dated as of December 18, 2006 (“Deposit Agreement”), among the Company, The Bank of New York, as depositary (“Depositary”), and the owners and beneficial owners from time to time of the American Depositary Receipts (“ADRs”) to be issued under the Deposit Agreement and evidencing the ADSs.

Concurrently with the issuance of the Securities, the Company is offering (the “Note Offering”) in an offering registered by the Company under the Securities Act of 1933, as amended (“Act”), by means of a prospectus supplement, up to $138,000,000 aggregate principal amount of its 4.00% Convertible Senior Notes due 2013 (“Notes”). Credit Suisse Securities (USA) LLC, ABN AMRO Bank N.V., London Branch and Deutsche Bank Securities Inc. are acting as the underwriters in the Note Offering.

2. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, you that:

(a) Filing and Effectiveness of Registration Statement; Certain Defined Terms. The Company has filed with the Commission a registration statement on Form F-3 (No. 333-152333), including a related prospectus or prospectuses, covering the registration of the Securities under the Act, which has become effective. “Registration Statement” at any particular time means such registration statement in the form then filed with the Commission, including any amendment thereto, any document incorporated by reference therein and all 430B Information and all 430C Information with respect to such registration statement, that in any case has not been superseded or modified. “Registration Statement” without reference to a time means the Registration Statement as of the Effective Time. For purposes of this definition, 430B Information shall be considered to be included in the Registration Statement as of the time specified in Rule 430B.

The Company and the Depositary have prepared and filed with the Commission a registration statement on Form F-6 (No. 333-139161) and a related prospectus for the registration under the Act of the ADSs evidenced by ADRs, which has become effective, have filed such amendments thereto and such amended preliminary prospectuses as may have been required to the date hereof, and will file such additional amendments thereto and such amended prospectuses as may hereafter be required. The registration statement on Form F-6 for the registration of the ADSs evidenced by ADRs, as amended, is hereinafter called the “ADR Registration Statement.”

For purposes of this Agreement:

“430B Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430B(e) or retroactively deemed to be a part of the Registration Statement pursuant to Rule 430B(f).

“430C Information” means information included in a prospectus then deemed to be a part of the Registration Statement pursuant to Rule 430C.

“Applicable Time” means 7:45 p.m. (Eastern time) on the date of this Agreement.

“Closing Date” has the meaning defined in Section 3 hereof.

“Commission” means the Securities and Exchange Commission.

“Effective Time” of the Registration Statement relating to the Securities means the time of the first contract of sale for the Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Prospectus” means the Statutory Prospectus that discloses the public offering price, other 430B Information and other final terms of the Securities and otherwise satisfies Section 10(a) of the Act.

“General Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being so specified in Schedule A to this Agreement.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433, relating to the Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Limited Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus.

“Rules and Regulations” means the rules and regulations of the Commission.

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“Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Act, the Exchange Act, the Rules and Regulations, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the rules of the New York Stock Exchange and the NASDAQ Stock Market (“Exchange Rules”).

“Statutory Prospectus” with reference to any particular time means the prospectus relating to the Securities that is included in the Registration Statement immediately prior to that time, including any document incorporated by reference, all 430B Information and all 430C Information with respect to the Registration Statement. For purposes of the foregoing definition, 430B Information shall be considered to be included in the Statutory Prospectus only as of the actual time that form of prospectus (including a prospectus supplement) is filed with the Commission pursuant to Rule 424(b) and not retroactively.

Unless otherwise specified, a reference to a “rule” is to the indicated rule under the Act.

(b) Compliance with Securities Act Requirements. (i) (A) At the time the Registration Statement initially became effective, (B) at the time of each amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether by post-effective amendment, incorporated report or form of prospectus), (C) at the Effective Time relating to the Securities and (D) on the Closing Date, the Registration Statement conformed and will conform in all material respects to the requirements of the Act and the Rules and Regulations and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) (A) on its date, (B) at the time of filing the Final Prospectus pursuant to Rule 424(b) and (C) on the Closing Date, the Final Prospectus will conform in all material respects to the requirements of the Act and the Rules and Regulations, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The preceding sentence does not apply to statements in or omissions from any such document based upon written information furnished to the Company by the Underwriter specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 8(b) hereof.

At the time the ADR Registration Statement became effective and on each Closing Date, the ADR Registration Statement complied and will comply in all material respects with the requirements of the Act and the Rules and Regulations and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(c) Automatic Shelf Registration Statement.

(i) Well-Known Seasoned Issuer Status. (A) At the time of initial filing of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus), and (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Securities in reliance on the exemption of Rule 163, the Company was a “well known seasoned issuer” as defined in Rule 405, including not having been an “ineligible issuer” as defined in Rule 405.

(ii) Effectiveness of Automatic Shelf Registration Statement. The Registration Statement is an “automatic shelf registration statement,” as defined in Rule 405.

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(iii) Eligibility to Use Automatic Shelf Registration Form. The Company has not received from the Commission any notice pursuant to Rule 401(g)(2) objecting to use of the automatic shelf registration statement form. If at any time when Securities remain unsold by the Underwriter the Company receives from the Commission a notice pursuant to Rule 401(g)(2) or otherwise ceases to be eligible to use the automatic shelf registration statement form, the Company will (i) promptly notify the Underwriter, (ii) promptly file a new registration statement or post-effective amendment on the proper form relating to the Securities, in a form satisfactory to the Underwriter, (iii) use its commercially reasonable efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable, and (iv) promptly notify the Underwriter of such effectiveness. The Company will take all other action necessary or appropriate to permit the public offer and sale of the Securities to continue as contemplated in the registration statement that was the subject of the Rule 401(g)(2) notice or for which the Company has otherwise become ineligible. References herein to the Registration Statement shall include such new registration statement or post-effective amendment, as the case may be.

(iv) Filing Fees. The Company has paid or shall pay the required Commission filing fees relating to the Securities within the time required by Rule 456(b)(1) without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r).

(d) Ineligible Issuer Status. (i) At the earliest time after the filing of the Registration Statement that the Company made a bona fide offer (within the meaning of Rule 164(h)(2)) of the Securities and (ii) at the date of this Agreement, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, including (x) the Company or any Subsidiary (as hereinafter defined) in the preceding three years not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405 and (y) the Company in the preceding three years not having been the subject of a bankruptcy petition or insolvency or similar proceeding, not having had a registration statement be the subject of a proceeding under Section 8 of the Act and not being the subject of a proceeding under Section 8A of the Act in connection with the offering of the Securities, all as described in Rule 405.

(e) General Disclosure Package. As of the Applicable Time, neither (i) the General Use Issuer Free Writing Prospectus(es) issued at or prior to the Applicable Time, the preliminary prospectus supplement, dated July 16, 2008, including the base prospectus, dated July 15, 2008 (which is the most recent Statutory Prospectus distributed to investors generally), and the other information, if any, stated in Schedule A to this Agreement to be included in the General Disclosure Package, all considered together (collectively, the “General Disclosure Package”), nor (ii) any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from any Statutory Prospectus or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Company by the Underwriter specifically for use therein, it being understood and agreed that the only such information furnished by the Underwriter consists of the information described as such in Section 8(b) hereof.

(f) Issuer Free Writing Prospectuses. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Securities or until any earlier date that the Company notified or notifies the Underwriter as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or as a result

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of which such Issuer Free Writing Prospectus, if republished immediately following such event or development, would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (i) the Company has promptly notified or will promptly notify the Underwriter and (ii) the Company has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(g) ADS Lending Agreement. The ADS Lending Agreement has been duly authorized by the Company and, assuming due authorization, execution and delivery by the Borrower, constitutes legal, valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(h) No Finder’s Fee. Except as disclosed in the General Disclosure Package, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or the Underwriter for a brokerage commission, finder’s fee or other like payment in connection with this offering.

(i) Independent Accountants. Deloitte Touche Tohmatsu, who certified the financial statements and supporting schedules, if any, included in the Registration Statement, are independent public accountants as required by the Act and the Rules and Regulations.

(j) Financial Statements. The financial statements included in the Registration Statement, the General Disclosure Package and the Final Prospectus, together with the related notes, present fairly the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with accounting principles generally accepted in the United States (“US GAAP”) applied on a consistent basis throughout the periods involved. The selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Final Prospectus present fairly the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included in the Registration Statement.

(k) No Material Adverse Change in Business. Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Final Prospectus, except as otherwise stated therein, (A) there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, (B) there have been no transactions entered into by the Company or its Subsidiaries, other than those in the ordinary course of business, that are material with respect to the Company and its Subsidiaries considered as one enterprise and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(l) Organization of the Company. The Company has been duly organized and is validly existing under the laws of the Cayman Islands, and has the corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Final Prospectus and to enter into and perform its obligations under this Agreement, the Deposit Agreement and the ADS Lending Agreement (together, the “Principal Agreements”), and is duly qualified to transact business and is in good standing, where applicable, in any

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jurisdiction in which it owns or leases any properties or conducts any business except where the failure to so qualify or be in good standing would not reasonably be expected to have a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its Subsidiaries taken as a whole (a “Material Adverse Effect”). The Company’s Amended and Restated Memorandum and Articles of Association (the “Articles of Association”) comply with the requirements of Cayman Islands law. The Articles of Association are in full force and effect.

(m) Organization of Subsidiaries. Each of Changzhou Trina Solar Energy Co., Ltd. (“Trina China”), Top Energy International, Ltd. (“Top Energy”, and each of Trina China and Top Energy, a “Significant Subsidiary”) and Trina Solar (Lianyungang) Co., Ltd. (collectively, the “Subsidiaries”) has been duly organized and is validly existing as a corporation in good standing, where applicable, under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own, lease and operate its properties, if any, and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Final Prospectus and is duly qualified to transact business and is in good standing, where applicable, in any other jurisdiction in which it owns or leases any properties or conducts any business except where the failure to so qualify or be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the Registration Statement, all of the issued and outstanding capital stock or equity interest of each Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company directly, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; and none of the outstanding shares of capital stock or equity interest of each Subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary. Other than the Subsidiaries, the Company does not own, directly or indirectly, any entity.

(n) Capitalization. The authorized, issued and outstanding capital stock of the Company is as set forth in the General Disclosure Package and the Final Prospectus in the column entitled “Actual” under the caption “Capitalization” (except for subsequent issuances, if any, pursuant to this Agreement or pursuant to reservations, agreements or employee benefit plans referred to in the Final Prospectus). The shares of issued and outstanding capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable; none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any securityholder of the Company. Except as otherwise disclosed in the General Disclosure Package and the Registration Statement, there are no outstanding securities convertible into or exchangeable for, or warrants or rights to purchase from the Company Ordinary Shares or any other shares of capital stock of the Company or its Subsidiaries nor are there any obligations of the Company to allot, issue or transfer, the Securities; the Securities are freely transferable by the Company to or for the account of the Underwriter and (to the extent described in the General Disclosure Package and the Final Prospectus) the initial purchasers thereof; and there are no restrictions on subsequent transfers of the Securities under the laws of the Cayman Islands or the United States.

(o) Authorization of Underwriting Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(p) Authorization of Deposit Agreement. The Deposit Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the Depositary, constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equity principles.

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(q) Validity of ADRs. Upon the due issuance by the Depositary of ADRs evidencing the ADSs against the deposit of the Ordinary Shares in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued under the Deposit Agreement and persons in whose names such ADRs are registered will be entitled to the rights of registered holders of ADRs evidencing the ADSs specified therein and in the Deposit Agreement.

(r) No Limitation on Vote, Transfer and Payment of Dividends. Except as set forth in the Articles of Association, the Deposit Agreement, the General Disclosure Package, the Registration Statement or the ADS Lending Agreement and, except for applicable securities law restrictions on the sale of securities, there are no limitations on the rights of holders of Ordinary Shares, ADSs or ADRs evidencing the ADSs to hold or vote or transfer their respective securities, and no approvals are currently required in the Cayman Islands in order for the Company to pay dividends declared by the Company to the holders of Ordinary Shares, including the Depositary and, except as disclosed in the General Disclosure Package and the Registration Statement, no such dividends or other distributions will be subject to withholding or other taxes under the laws and regulations of the Cayman Islands and may be so paid without the necessity of obtaining any Governmental License (as defined in Section 2(cc)) in the Cayman Islands.

(s) Authorization and Description of Securities. The Securities have been duly authorized for issuance pursuant to the ADS Lending Agreement and, when issued and delivered by the Company against payment therefor in accordance with the ADS Lending Agreement and, in the case of the ADSs, the Deposit Agreement, will be validly issued, fully paid and non-assessable, assuming due issuance of the Securities by the Depositary, and will be issued free and clear of all liens, encumbrances or claims; the Ordinary Shares, the ADRs and the ADSs conform to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Final Prospectus, including statements under the captions “Description of Securities,” “Description of Share Capital” and “Description of American Depositary Shares” and such descriptions conform in all material respects to the rights set forth in the instruments defining the same; except as disclosed in the General Disclosure Package or the Registration Statement, no holder of the Securities is or will be subject to personal liability by reason of being such a holder; and the issuance of the Securities to be delivered by the Company is not subject to the preemptive or other similar rights of any securityholder of the Company.

(t) Absence of Defaults and Conflicts. Neither the Company nor any of its Subsidiaries is in violation of its charter or by-laws or other constituent or organizational documents or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any of its Subsidiaries is subject (collectively, “Agreements and Instruments”) except for such defaults that would not result in a Material Adverse Effect; and the execution, delivery and performance of each of the Principal Agreements and the consummation of the transactions contemplated in each of the Principal Agreements by the Company (including the offer and lending of the Securities by the Company) and compliance by the Company with its obligations under each of the Principal Agreements have been duly authorized by all necessary corporate action and received all necessary approvals from any governmental or regulatory body and the necessary sanction or consent of its shareholders and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter or by-laws or other constituent or organizational documents or business license or other organizational document of the Company or any of its Subsidiaries or any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree

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of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any of its Subsidiaries or any of their assets, properties or operations. As used herein, a “Repayment Event” means any event or condition that gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its Subsidiaries.

(u) Arrangements with Directors, Executive Officers and Affiliates. Except as disclosed in the General Disclosure Package or the Registration Statement or filed as exhibits thereto, no material indebtedness (actual or contingent) and no material contract or arrangement is outstanding between the Company or its Subsidiaries and any director or executive officer of the Company or any person connected with such director or executive officer (including his/her spouse, infant children, any company or undertaking in which he/she holds a controlling interest). There are no relationships or transactions between the Company or its Subsidiaries on the one hand and its affiliates, officers and directors or their shareholders, customers or suppliers on the other hand that are required to be disclosed under the Act or the Rules and Regulations but are not disclosed in the Registration Statement.

(v) Absence of Labor Dispute. No labor dispute with the employees of the Company or its Subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its Subsidiaries’ principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(w) Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company, any Subsidiary, that is required to be disclosed in the Registration Statement (other than as disclosed therein), or that might result in a Material Adverse Effect, or that might materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in the Principal Agreements or the performance by the Company of its obligations thereunder; the aggregate of all pending legal or governmental proceedings to which the Company or its Subsidiaries is a party or of which any of their respective property or assets is the subject that are not described in the Registration Statement, including ordinary routine litigation incidental to the business of the Company or any Subsidiary, could not result in a Material Adverse Effect.

(x) Accuracy of Exhibits. There are no contracts or documents that are required to be described in the Registration Statement, the General Disclosure Package or the Final Prospectus or to be filed as exhibits thereto that have not been so described and filed as required.

(y) Possession of Intellectual Property. The Company and its Subsidiaries own or possess or otherwise have the legal right to use, or can acquire on reasonable terms, adequate patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business now operated by them, and neither the Company nor any of its Subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its Subsidiaries therein, and which infringement or conflict (if the subject of any unfavorable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would result in a Material Adverse Effect.

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(z) Absence of Further Requirements for the Offering. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency or any stock exchange authority is necessary or required to be made or obtained by the Company for the performance by the Company of its obligations under any of the Principal Agreements in connection with the offer or delivery of the Securities hereby, except such as have been already filed, obtained or as may be required under the Act or the Rules and Regulations or U.S. federal, state or local securities or blue sky laws or stock exchange rules and regulations.

(aa) Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed to or which has constituted or which would be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

(bb) Dividends. None of the Company’s Subsidiaries is currently prohibited, directly or indirectly, from paying any dividends or other distributions to the Company, from making any other distribution on its equity interest, or from transferring any of its property or assets to the Company; except as disclosed in the Registration Statements and the General Disclosure Package, all dividends and other distributions declared and payable upon the equity interests in Trina China and Trina Solar (Lianyungang) Co., Ltd. to the Company may be converted into foreign currency that may be freely transferred out of the People’s Republic of China (the “PRC”) and, except as disclosed in the Registration Statement and the General Disclosure Package, all such dividends and other distributions are not and will not be subject to withholding or other taxes under the current laws and regulations of the PRC and are otherwise free and clear of any other tax, withholding or deduction in the PRC, in each case without the necessity of obtaining any governmental or regulatory authorization in the PRC, except such as have been obtained.

(cc) Possession of Licenses and Permits. Each of the Company and its Significant Subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by, and have made all declarations and filings with, the appropriate national, local or other regulatory agencies or bodies required for the authorization, execution and delivery by the Company of any of the Principal Agreements or necessary to conduct the business now operated by them, with such exceptions as would not have a Material Adverse Effect; the Company and its Significant Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity or failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; none of the Governmental Licenses contains any materially burdensome restrictions or conditions not described in the Registration Statement, the General Disclosure Package and the Final Prospectus; and neither the Company nor its Significant Subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, individually or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect or has any reason to believe that any such Governmental License will be revoked, modified or suspended.

(dd) Title to Property. The Company and its Subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case free and clear of all mortgages, pledges, liens, security interests, claims, restrictions, or encumbrances of any kind except such as (a) are described in the Registration Statement, the General Disclosure Package and the Final Prospectus or (b) do not, individually or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or its Subsidiaries; and all of the leases and subleases material to the business of the Company and its Subsidiaries, considered as one

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enterprise, and under which the Company or its Subsidiaries holds properties described in the Registration Statement, the General Disclosure Package and the Final Prospectus, are in full force and effect, and neither the Company nor its Subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or its Subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or its Subsidiaries to the continued possession of the leased or subleased premises under any such lease or sublease.

(ee) Investment Company Act. The Company is not, and upon the issuance and delivery of the Securities as contemplated herein and in the ADS Lending Agreement, will not be, an “investment company” as such term is defined in the Investment Company Act of 1940, as amended, immediately after the offering of the Securities.

(ff) Environmental Laws. Except as described in the General Disclosure Package and the Registration Statement and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor its Subsidiaries is in violation of any national, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”), or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or its Subsidiaries and (D) there are no material events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(gg) PFIC Status. Based on the projected composition of the Company’s income and valuation of its assets, including goodwill, the Company does not expect to become a “passive foreign investment company”, as defined in Section 1296(a) of the United States Internal Revenue Code of 1986, as amended, in the future.

(hh) Registration Rights. Except as described in the General Disclosure Package, there are no persons with registration rights or other similar rights to have any securities registered pursuant to the Registration Statement or otherwise registered by the Company under the Act.

(ii) Accounting Controls and Disclosure Controls. The Company and its Subsidiaries as a whole maintain a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with US GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (E) financial reports are prepared on a timely basis based on the transactions recorded pursuant to clause (B) above under US GAAP. These reports

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provide the basis for the preparation of the Company’s consolidated financial statements under US GAAP and have been maintained in compliance with applicable laws. Except as described in the General Disclosure Package and the Registration Statement, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company and its Subsidiaries as a whole employ disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(jj) Compliance with Sarbanes-Oxley. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any provision of Sarbanes-Oxley and the rules and regulations promulgated in connection therewith, including Section 402 related to loans.

(kk) Payment of Taxes. All material income tax returns of the Company and its Subsidiaries required by law to be filed have been filed and all material taxes shown by such returns or otherwise assessed, which are due and payable, have been paid, except for taxes, if any, that are being contested in good faith and as to which adequate reserves have been provided or the non-payment of which would not result in a Material Adverse Effect. The tax returns of the Company through the fiscal year ended December 31, 2007 have been settled and no assessment in connection therewith has been made against the Company. The Company and its Subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable national, local or other law except insofar as the failure to file such returns would not result in a Material Adverse Effect, and has paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its Subsidiaries, except for such taxes, if any, that are being contested in good faith and as to which adequate reserves have been provided or the non-payment of which would not result in a Material Adverse Effect. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect.

(ll) Insurance. The Company and its Subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or any Subsidiary will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not result in a Material Adverse Change. Neither of the Company nor any Subsidiary has been denied any insurance coverage which it has sought or for which it has applied. So far as the Company is aware (x) there are no circumstances which would reasonably be expected to render such insurance void or voidable and there is no material insurance claim made by or against the Company or its Subsidiaries, pending, threatened or outstanding and (y) no facts or circumstances exist which would reasonably be expected to give rise to any such claim and all due premiums in respect thereof have been paid.

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(mm) Statistical and Market-Related Data. Any statistical and market-related data included or incorporated by reference in the Registration Statement and the General Disclosure Package are based on or derived from sources that the Company believes to be reliable and accurate in all material respects, and the Company has obtained the written consent to the use of such data from such sources.

(nn) MD&A Description. The section entitled “Operating and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F incorporated by reference in the General Disclosure Package and the Registration Statement accurately and fully describes (A) accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult, subjective or complex judgments (“critical accounting policies”); (B) judgments and uncertainties affecting the application of critical accounting policies; and (C) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof.

(oo) Management Review. The Company’s management have reviewed and agreed with the selection, application and disclosure of critical accounting policies and have consulted with its legal advisers and independent accountants with regards to such disclosure.

(pp) Liquidity and Capital Resources. The section entitled “Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Company’s Annual Report on Form 20-F incorporated by reference in the General Disclosure Package and the Registration Statement accurately and fully describes: (A) all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect liquidity and are reasonably likely to occur, and (B) none of the Company or its Subsidiaries is engaged in any transactions with, or have any obligations to, its unconsolidated entities (if any) that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company or its Subsidiaries, including, without limitation, structured finance entities and special purpose entities, or otherwise engage in, or have any obligations under, any off-balance sheet transactions or arrangements. As used herein in this Section 2(pp), the phrase “reasonably likely” refers to a disclosure threshold lower than “more likely than not.”

(qq) Stamp Duty; Transfer Tax. Except as disclosed in the General Disclosure Package, under the laws and regulations of the Cayman Islands, no transaction, stamp, capital or other issuance, registration or transfer taxes or duties are payable in the Cayman Islands by or on behalf of the Underwriter to any Cayman Islands taxing authority in connection with (A) the issuance, the lending and the delivery by the Company to the Borrower of the Securities or (B) the initial sale and delivery by the Underwriter of the Securities to purchasers thereof, (C) the holding or transfer of the Securities outside the Cayman Islands, (D) the deposit of the certificates representing the Ordinary Shares by the Company with The Hongkong and Shanghai Banking Corporation Limited and the issuance and delivery of the ADRs, or (E) the execution and delivery of any Principal Agreement by the Company.

(rr) Accuracy of Information. There are no legal or governmental proceedings, statutes, contracts or documents that are required under the Act or the Rules and Regulations to be described in the Registration Statement, the General Disclosure Package and the Final Prospectus which have not been so described. The description in the Registration Statement, the General Disclosure Package and the Final Prospectus of statutes, legal and governmental proceedings and contracts and other documents is accurate and presents the information required to be shown in all material respects. The Final Prospectus will contain, when issued, all information and particulars required to comply with all statutory and other provisions (including, without limitation, the relevant laws and regulations of the Cayman Islands and the PRC) so far as applicable in the Final Prospectus, which is or

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might reasonably be considered to be material for disclosure to a potential subscriber, investor, underwriter or sub-underwriter of the Securities or for the purpose of making an informed assessment of the assets and liabilities, financial position, and profits and losses of the Company and its Subsidiaries including, but without prejudice to the generality of the foregoing, any special trade factors or risks known to the Company and its Subsidiaries or any of their directors and/or executive officers and which would reasonably be expected to have a Material Adverse Effect. All material information which ought to have been supplied or disclosed by the Company and its directors and/or executive officers to the Underwriter, Deloitte Touche Tohmatsu or the legal or other professional advisers to the Underwriter or the Company for the purposes of or in the course of preparation of the Registration Statement, the General Disclosure Package and the Final Prospectus has been supplied or disclosed by the Company and its directors and executive officers and nothing has occurred since the date the same was supplied or disclosed which requires the same to be amended or updated in any material respect.

(ss) Choice of Law; Consent to Jurisdiction; Appointment of Agent for Service of Process. The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the Cayman Islands. The Company has the power to submit, and pursuant to Section 14 hereof, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each U.S. federal court and New York state court located in the Borough of Manhattan, in The City of New York, New York, United States of America (each, a “New York Court”), and the Company has the power to designate, appoint and empower, and pursuant to Section 14 hereof, has legally, validly, effectively and irrevocably designated, appointed and empowered, the Authorized Agent (as defined in Section 14 hereof) for service of process in any action arising out of or relating to this Agreement or the Securities in any New York Court, and service of process effected on such Authorized Agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 14 hereof.

(tt) Waiver of Immunity. None of the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ properties, assets or revenues has any right of immunity under Cayman Islands or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Cayman Islands, New York or U.S. federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement; and, to the extent that the Company, its Subsidiaries or any of the Company’s or its Subsidiaries’ properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Company and its Subsidiaries waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 15 hereof.

(uu) Enforceability of New York Judgment. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the New York Courts against the Company based upon this Agreement under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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(vv) Foreign Corrupt Practices. Neither the Company nor, to the Company’s knowledge, any director, officer, agent, employee or other person associated with or acting on behalf of the Company, any of its Subsidiaries is using any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses; is making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or is in violation of any provision of the United States Foreign Corrupt Practices Act of 1977; or is making any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(ww) OFAC. (i) None of the Company, its Subsidiaries or their respective affiliates, employees, agents, directors or officers: (a) does or plans to conduct or otherwise get involved with any business with or involving the government of, or any person or project, targeted by or located in, any country targeted by any of the economic sanctions promulgated by any Executive Order issued by the President of the United States or administered by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or other government administered sanctions; (b) supports or facilitates or plans to support or facilitate or otherwise get involved with any such business or project; (ii) the Company is not controlled (within the meaning of the Executive Orders or regulations promulgating such economic sanctions or the laws authorizing such promulgation) by any such government or person; (iii) the proceeds from the offering of the Securities will not be used to fund any operations in, to finance any investments, projects or activities in, or to make any payments to, any country targeted by any of such economic sanctions, or to make any payments to, or finance any activities with, any person so targeted or any person in a country so targeted; and (iv) the Company maintains and has implemented adequate internal controls and procedures to monitor and audit transactions that are reasonably designed to detect and prevent any use of the proceeds from the offering of the Securities that is inconsistent with any of the Company’s representations and obligations under clause (iii) of this paragraph or in the General Disclosure Package.

(xx) No Termination of Contracts. Neither the Company nor any of its Subsidiaries has sent or received any communication regarding termination of, or intent not to renew, any of the contracts or agreements referred to, described in or filed as an exhibit to, the Registration Statement, the General Disclosure Package and the Final Prospectus, and no such termination or non-renewal has been threatened by the Company or any of its Subsidiaries or, to the Company’s knowledge, any other party to any such contract or agreement.

3. Purchase, Sale and Delivery of Securities. On the basis of the representations and warranties contained in this Agreement, and subject to the terms and conditions herein and in the ADS Lending Agreement, the Company agrees to issue Shares and to lend to the Borrower, and the Borrower agrees to borrow from the Company initially 3,829,800 ADSs (the “Initial Borrowed ADSs”), and from time to time during the Loan Availability Period (as defined in the ADS Lending Agreement) pursuant to one Borrowing Notice (as defined in the ADS Lending Agreement), the ADSs specified in such Borrowing Notice, and the Underwriter, upon such issuance and loan to the Borrower, agrees to purchase such ADSs from the Borrower. The Company agrees to pay the Underwriter an aggregate of US$1,608,516, as commissions for the ADS offering, which is deductible from the gross proceeds receivable by the Company from the Note Offering.

In accordance with the ADS Lending Agreement, delivery of 3,829,800 of the ADSs shall be made at 9:00 A.M., Eastern time, on July 23, 2008, or such other time on the same or such other date as the Borrower and the Company shall agree in writing. The time and date of such delivery are hereinafter referred to as the “Initial Closing Date”.

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From time to time during the Loan Availability Period, the Borrower may give one Borrowing Notice with respect to a number of ADSs specified in such Borrowing Notice, up to the Maximum Number of ADSs (as defined in the ADS Lending Agreement). In accordance with the ADS Lending Agreement, delivery of the ADSs specified in a Borrowing Notice shall be made on or before the Cutoff Time (as defined in the ADS Lending Agreement) on the date specified in the Borrowing Notice (which will be no earlier than the third business day after the date of such Borrowing Notice), or at such other time on the same or such other date as the Borrower and the Company shall agree in writing. The time and date of such delivery of ADSs occurring during the Registration Period (as defined below) are herein referred to as a “Subsequent Closing Date” and with the Initial Closing Date and the Subsequent Closing Date, being sometimes referred to as a “Closing Date”.

The documents to be delivered on any Closing Date on behalf of the parties hereto pursuant to Section 7 hereof shall be delivered at the offices of Simpson Thacher & Bartlett LLP, 35th Floor ICBC Tower, 3 Garden Road, Central, Hong Kong and the ADSs shall be delivered at the office of The Depository Trust Company (“DTC”), all on the applicable Closing Date.

4. Offering by Underwriter. It is understood that the Underwriter proposes to offer the Securities for sale to the public as set forth in the Final Prospectus.

5. Certain Agreements of the Company.

The Company agrees with you that:

(a) Filing of Prospectuses. The Company has filed or will file each Statutory Prospectus (including the Final Prospectus) pursuant to and in accordance with Rule 424(b)(2) (or, if applicable and consented to by the Underwriter, subparagraph (5)) not later than the second business day following the earlier of the date it is first used or the execution and delivery of this Agreement. The Company has complied and will comply with Rule 433.

(b) Filing of Amendments; Response to Commission Requests. The Company agrees to keep available the Registration Statement for the sale of the ADSs for the period commencing on the Effective Date and ending when the underwriters of the Note Offering have exercised their option to purchase the Optional Securities in the Note Offering. The Company will promptly advise the Underwriter of any proposal to amend or supplement the Registration Statement, the ADR Registration Statement or any Statutory Prospectus at any time and will offer the Underwriter a reasonable opportunity to comment on any such amendment or supplement; and the Company will also advise the Underwriter promptly of (i) the filing of any such amendment or supplement, (ii) any request by the Commission or its staff for any amendment to the Registration Statement or the ADR Registration Statement, for any supplement to any Statutory Prospectus or for any additional information, (iii) the institution by the Commission of any stop order proceedings in respect of the Registration Statement or the ADR Registration Statement or the threatening of any proceeding for that purpose, and (iv) the receipt by the Company of any notification with respect to the suspension of the qualification of the Securities in any jurisdiction or the institution or threatening of any proceedings for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the suspension of any such qualification and, if issued, to obtain as soon as possible the withdrawal thereof.

(c) Continued Compliance with Securities Laws. If, at any time when a prospectus relating to the Securities is (or but for the exemption in Rule 172 would be) required to be delivered under the Act by the Underwriter or any dealer, any event occurs as a result of which the Final Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Registration Statement or the ADR Registration

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Statement or supplement the Final Prospectus to comply with the Act, the Company will promptly notify the Underwriter of such event and will promptly prepare and file with the Commission and furnish, at its own expense, to the Underwriter and any other dealers upon reasonable request of the Underwriter, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance. Neither the Underwriter’s consent to, nor the Underwriter’s delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7 hereof.

(d) Rule 158. As soon as practicable, but not later than 16 months, after the date of this Agreement, the Company will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the date of this Agreement and satisfying the provisions of Section 11(a) of the Act and Rule 158.

(e) Furnishing of Prospectuses. The Company will furnish to the Underwriter copies of the Registration Statement and the ADR Registration Statement, including all exhibits, any Statutory Prospectus, the Final Prospectus and all amendments and supplements to such documents, in each case as soon as available and in such quantities as the Underwriter reasonably request.

(f) Blue Sky Qualifications. The Company will arrange for the qualification of the Securities for sale and the determination of their eligibility for investment under the laws of such jurisdictions as the Underwriter designate and will continue such qualifications in effect so long as required for the distribution.

(g) Reporting Requirements. For so long as the Securities remain outstanding, the Company will furnish to the Underwriter, as soon as practicable after the end of each fiscal year, a copy of its annual report to shareholders for such year; and the Company will furnish to the Underwriter (i) as soon as available, a copy of each report and any definitive proxy statement of the Company filed with the Commission under the Exchange Act or mailed to shareholders, and (ii) from time to time, such other information concerning the Company as the Underwriter may reasonably request. However, so long as the Company is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and is timely filing reports with the Commission on its Electronic Data Gathering, Analysis and Retrieval system, it is not required to furnish such reports or statements to the Underwriter.

(h) Payment of Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including but not limited to any filing fees and other expenses (including half of the fees and disbursements of counsel to the Underwriter, but excluding out-of-pocket expense of the Underwriter which shall be borne by the Underwriter) incurred in connection with qualification of the Securities for sale and determination of their eligibility for investment under the laws of such jurisdictions as the Underwriter designate and the preparation and printing of memoranda relating thereto, costs and expenses related to the review by the Financial Industry Regulatory Authority of the Securities (including filing fees), and expenses incurred in printing and distributing preliminary prospectuses and the Final Prospectus (including any amendments and supplements thereto) to the Underwriter and for expenses incurred for preparing, printing and distributing any Issuer Free Writing Prospectuses to investors or prospective investors.

(i) Absence of Manipulation. The Company will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Securities.

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(j) Taxes. The Company will indemnify and hold harmless the Underwriter against any documentary, stamp or similar issue tax, including any interest and penalties, on the issuance, delivery and sale of the Securities and on the execution and delivery of this Agreement and the ADS Lending Agreement. All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

(k) Restriction on Sale of Securities. For the period specified below (the “Lock-Up Period”), the Company will not, directly or indirectly, take any of the following actions with respect to its Securities or any securities convertible into or exchangeable or exercisable for any of its Securities (“Lock-Up Securities”): (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of Lock-Up Securities, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase Lock-Up Securities, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of Lock-Up Securities, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in Lock-Up Securities within the meaning of Section 16 of the Exchange Act or (v) file with the Commission a registration statement under the Act relating to Lock-Up Securities, or publicly disclose the intention to take any such action set forth in clauses (i) to (v), without the prior written consent of the Representatives (as defined in the underwriting agreement dated as of the date hereof relating to the Note Offering) except issuances by the Company of Lock-Up Securities pursuant to the conversion of the Notes, grants by the Company of options pursuant to the terms of a share incentive plan in effect on the date hereof, issuances by the Company of Lock-Up Securities pursuant to the exercise of options issued under the share incentive plan, and issuance of Lock-Up Securities to the Borrower pursuant to the ADS Lending Agreement. The initial Lock-Up Period will commence on the date hereof and continue for 90 days after the date hereof or such earlier date that the Representatives consent to in writing; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the materials news or material event, as applicable, unless the Representatives waive, in writing, such extension. The Company will provide the Representatives with notice of any announcement described in clause (2) of the preceding sentence that gives rise to an extension of the Lock-Up Period.

(l) Cayman Islands Matters. The Company agrees that it will not attempt to avoid any judgment obtained by it or denied to it in a court of competent jurisdiction outside the Cayman Islands.

(m) Improve Internal Controls. The Company has reviewed the management letter of Deloitte Touche Tohmatsu, the independent registered public accounting firm of the Company, dated June 23, 2008, issued by it in connection with its audit of the financial statements of the Company as of and for the periods ended December 31, 2005, 2006 and 2007, and the Company understands the content thereof, including the material weakness in and other deficiencies relating to the Company’s internal controls cited therein. The Company has taken and will continue to take all actions necessary to address and remediate such material weakness in and other deficiencies relating to the Company’s internal controls.

(n) Due Diligence. The Company will afford you, on reasonable notice, a reasonable opportunity to conduct a due diligence investigation with respect to the Company customary in scope for transactions pursuant to which the Underwriter

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acts as an underwriter of equity securities (including, without limitation, the availability of the chief financial officer and general counsel to respond to questions regarding the business and financial condition of the Company and the right to have made available to them for inspection such records and other information as they may reasonably request).

6. Free Writing Prospectuses. The Company represents and agrees that, unless it obtains the prior written consent of the Underwriter, and the Underwriter represents and agrees that, unless it obtains the prior written consent of the Company, it has not made and will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus, or that would otherwise constitute a “free writing prospectus,” as defined in Rule 405, required to be filed with the Commission. Any such free writing prospectus consented to in writing by the Company and the Underwriter is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.

7. Conditions of the Obligations of the Underwriter. The obligations of the Underwriter to purchase and pay for the Securities on each respective Closing Date will be subject to the accuracy of the representations and warranties of the Company herein (as though made on such Closing Date), to the accuracy of the statements of Company officers made pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a) Accountants’ Comfort Letter. You shall have received letters, dated, respectively, the date hereof and each Closing Date, of Deloitte Touche Tohmatsu, in form and substance satisfactory to you, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Final Prospectus.

(b) Filing of Prospectus. The Final Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) hereof. No stop order suspending the effectiveness of the Registration Statement or of any part thereof shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company or the Underwriter, shall be contemplated by the Commission.

(c) No Material Adverse Change. Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its Subsidiaries taken as a whole which, in the judgment of the Underwriter, is material and adverse and makes it impractical or inadvisable to market the Securities; (ii) any change in U.S., Cayman Islands, PRC or international financial, political or economic conditions or currency exchange rates or exchange controls the effect of which is such as to make it, in the judgment of the Underwriter, impractical to market or to enforce contracts for the sale of the Securities, whether in the primary market or in respect of dealings in the secondary market; (iii) any suspension or material limitation of trading in securities generally on the New York Stock Exchange, or any setting of minimum or maximum prices for trading on such exchange; (iv) or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (v) any banking moratorium declared by any U.S. federal, New York, Cayman Islands, or PRC government authorities; (vi) any major disruption of settlements of securities, payment, or clearance services in the United States or (vii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or PRC, any declaration of war by Congress or any other U.S. national or international calamity or emergency if, in the judgment of the Underwriter, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency is such as to make it impractical or inadvisable to market the Securities or to enforce contracts for the sale of the Securities.

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(d) Opinion of Cayman Islands Counsel for Company. On such Closing Date, you shall have received the opinion, dated as of such Closing Date, of Conyers Dill & Pearman, Cayman Islands counsel for the Company, in form and substance satisfactory to your counsel, to the effect set forth in Exhibit A hereto and to such further effect as your counsel may reasonably request.

(e) Opinion of Special U.S. Counsel for Company. On such Closing Date, you shall have received the opinion, dated as of such Closing Date, of Latham & Watkins LLP, special U.S. counsel for the Company, in form and substance satisfactory to your counsel, to the effect set forth in Exhibit B hereto and to such further effect as your counsel may reasonably request.

(f) Opinion of Special PRC Counsel for Company. The Company shall have requested and caused Fangda Partners, special PRC counsel for the Company, to have furnished to the Company its opinion dated the Initial Closing Date, substantially in the form of Exhibit C hereto and to such further effect as the Company may reasonably request, together with a consent letter permitting the Company to provide such opinion to you; such consent letter shall be in form and substance satisfactory to you.

(g) Opinion of U.S. Counsel for Underwriter. You shall have received from Simpson Thacher & Bartlett LLP, your U.S. counsel, such opinion or opinions, dated as of such Closing Date, with respect to such matters as you may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(h) Opinion of special PRC Counsel for Underwriter. You shall have received from Jun He Law Offices, your special PRC counsel, such opinion or opinions, dated as of such Closing Date, with respect to such matters as you may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(i) Opinion of Counsel for Depositary. You shall have received the favorable opinion, dated as of such Closing Date, of Emmet, Marvin & Martin, LLP, counsel for the Depositary, in form and substance satisfactory to your counsel, to the effect set forth in Exhibit D hereto.

(j) Lock-up Agreement. At the date of this Agreement, you shall have received a lock-up agreement substantially in the form of Exhibit E hereto or as otherwise agreed with you duly signed by each of the directors, executive officers and certain other shareholders of the Company, the names of which or whom are listed on Schedule B hereto.

(k) Officer’s Certificate. You shall have received a certificate, dated as of such Closing Date, of an executive officer of the Company and a principal financial or accounting officer of the Company in which such officers shall state that: the representations and warranties of the Company in this Agreement are true and correct; the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; no stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement has been issued and no proceedings for that purpose have been instituted or, to the best of their knowledge and after reasonable investigation, are contemplated by the Commission; subsequent to the date of the most recent financial statements in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise), results of operations, business, properties or prospects of the Company and its Subsidiaries taken as a whole except as set forth in the General Disclosure Package or as described in such certificate; and a true

19

and complete copy of the legal opinion of Fangda Partners, special PRC counsel for the Company, dated such Closing Date, is attached as an exhibit to such certificate and such opinion has not been amended or withdrawn.

(l) Note Offering. The concurrent closing of the Note Offering, substantially on the terms described in the Final Prospectus, shall have been consummated on the Initial Closing Date.

The Company will furnish you with such conformed copies of such opinions, certificates, letters and documents as you reasonably request.

8. Indemnification and Contribution. (a) Indemnification of Borrower and Underwriter. The Company will indemnify and hold harmless the Borrower and the Underwriter, their respective partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls the Borrower or the Underwriter within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Indemnified Party”), against any and all losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other U.S. federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, the ADR Registration Statement at any time, any Statutory Prospectus as of any time, the Final Prospectus or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, and in connection with the enforcement of this provision with respect to any of the above as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by the Underwriter specifically for use therein, it being understood and agreed that the only such information furnished by the Underwriter consists of the information described as such in subsection (b) below.

(b) Indemnification of Company. The Borrower and the Underwriter will severally and not jointly indemnify and hold harmless the Company, each of its directors and each of its officers who signs a Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act (each, an “Underwriter Indemnified Party”), against any losses, claims, damages or liabilities to which such Underwriter Indemnified Party may become subject, under the Act, the Exchange Act, other U.S. federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any part of the Registration Statement at any time, the ADR Registration Statement at any time, any Statutory Prospectus as of any time, the Final Prospectus, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or the alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by the Underwriter specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Underwriter Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Underwriter Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission as such expenses are incurred, it being understood and agreed that the only such information furnished by the Underwriter consists of the following information in the

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Final Prospectus: the description of stabilization actions appearing in the sixteenth paragraph under the caption “Underwriting” and the information in the first sentence of the fifteenth paragraph under the caption “Underwriting” regarding the affiliation of the Borrower and the Underwriter.

(c) Actions against Parties; Notification. Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an indemnified party otherwise than under subsection (a) or (b) above. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party.

(d) Contribution. If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriter on the other from the offering of the Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Borrower and the Underwriter on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Borrower and the Underwriter on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Borrower and the Underwriter. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Borrower and the Underwriter and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), no Borrower and Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which it has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person

21

who was not guilty of such fraudulent misrepresentation. The Company, the Borrower and the Underwriter agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 8(d).

9. Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the Underwriter set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of the Underwriter, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Securities. If the purchase of the Securities by the Underwriter is not consummated for any reason, the Company will reimburse the Underwriter for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Securities, and the respective obligations of the Company and the Underwriter pursuant to Section 8 hereof shall remain in effect. In addition, if any Securities have been purchased hereunder, the representations and warranties in Section 2 hereof and all obligations under Section 5 hereof shall also remain in effect.

10. Notices. All communications hereunder will be in writing and, if sent to Credit Suisse Securities (Europe) Limited or Credit Suisse Securities (USA) LLC, will be mailed, delivered or telegraphed and confirmed to it at c/o Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, N.Y. 10010-3629, Attention: LCD-IBD; or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at No.2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China, Attention: Chief Financial Officer.

11. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 8 hereof, and no other person will have any right or obligation hereunder.

12. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

13. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a) No Other Relationship. The Underwriter has been retained solely to act as underwriter in connection with the sale of Securities and that no fiduciary, advisory or agency relationship between the Company and the Underwriter has been created in respect of any of the transactions contemplated by this Agreement or the Final Prospectus, irrespective of whether the Underwriter has advised or is advising the Company on other matters;

(b) Arms’ Length Negotiations. The price of the Securities set forth in this Agreement was established by the Company following discussions and arms-length negotiations with the Underwriter and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) Absence of Obligation to Disclose. The Company has been advised that the Underwriter and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Underwriter has no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) Waiver. The Company waives, to the fullest extent permitted by law, any claims it may have against the Underwriter for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Underwriter shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of the Company.

22

14. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

The Company hereby submits to the non-exclusive jurisdiction of the U.S. federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. The Company irrevocably and unconditionally waives any objection to the laying of venue of any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in U.S. federal and state courts in the Borough of Manhattan in The City of New York and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit or proceeding in any such court has been brought in an inconvenient forum. The Company irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, New York, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 10 hereof, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.

The obligation of the Company pursuant to this Agreement in respect of any sum due to the Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by the Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) the Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to the Underwriter hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to the Underwriter hereunder, the Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to the Underwriter hereunder.

15. Waiver of Immunities. To the extent that the Company or any of its properties, assets or revenues may have or may hereafter become entitled to, or have attributed to the Company, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Cayman Islands, New York or U.S. federal court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any such court in which proceedings may at any time be commenced, with respect to the obligations and liabilities of the Company, or any other matter under or arising out of or in connection with, the Principal Agreements or any of them, the Company hereby irrevocably and unconditionally waives or will waive such right to the extent permitted by law, and agrees not to plead or claim, any such immunity and consents to such relief and enforcement.

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If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement between the Company and you in accordance with its terms.

Very truly yours,

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

[ADS Underwriting Agreement Sig Page]

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The foregoing Underwriting Agreement is hereby

    confirmed and accepted as of the date first above

    written.

CREDIT SUISSE SECURITIES (EUROPE) LIMITED, AS BORROWER

By:	/s/ Antony Isaacs
Name:	Antony Isaacs
Title:	Managing Director, GMSG

By:	/s/ Sebastian Grigg
Name:	Sebastian Grigg
Title:	Managing Director, UK Investment Banking

[ADS Underwriting Agreement Sig Page]

25

CREDIT SUISSE SECURITIES (USA) LLC, AS UNDERWRITER

By:	/s/ Barry Dixon
Name:	Barry Dixon
Title:	Vice President

[ADS Underwriting Agreement Sig Page]

26

SCHEDULE A

The following information is also included in the General Disclosure Package:

Pricing term sheet, filed with the Securities and Exchange Commission on July 18, 2008 pursuant to Rule 433 under the Securities Act.

SCHEDULE B

List of Persons and Entities Subject to Lock-up

Jifan Gao

Liping Qiu

Jianwei Shi

Jerome Corcoran

Junfeng Li

Qian Zhao

Peter Mak

Sean Hsiyuan Tzou

Terry Wang

Chunyan Wu

Yu Zhu

Chen Chung Yu

Ting Cheong Ang

Arturo Herrero

Andrew Klump

Eehoon See

Jiqing Gao

Anthony Chia

Jason Chan

Diming Qiu

Lu Wen Xiao

Wonder World Limited

Diamond Family Limited

Milestone Solar Holdings I Limited

EXHIBIT A

Form of Opinion of Company’s Cayman Islands Counsel

EXHIBIT B

Form of Opinion of Company’s U.S. Counsel

EXHIBIT C

Form of Opinion of Company’s PRC Counsel

EXHIBIT D

Form of Opinion of Depositary’s U.S. Counsel

EXHIBIT E

Form of Lock-Up Letter

July 17, 2008

Trina Solar Limited

No. 2 Xin Yuan Yi Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

CREDIT SUISSE SECURITIES (EUROPE) LIMITED, as Borrower

One Cabot Square

London E14 4QJ

United Kingdom

CREDIT SUISSE SECURITIES (USA) LLC, as ADS Underwriter

Eleven Madison Avenue

New York, New York 10010-3629

United States of America

CREDIT SUISSE SECURITIES (USA) LLC

ABN AMRO BANK N.V., LONDON BRANCH

DEUTSCHE BANK SECURITIES INC., as Notes Underwriters

c/o Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

United States of America

Dear Sirs:

As an inducement to Credit Suisse Securities (USA) LLC, ABN AMRO Bank N.V., London Branch and Deutsche Bank Securities Inc., together as the Notes Underwriters, to execute an Underwriting Agreement (the “Notes Underwriting Agreement”) pursuant to which an offering will be made that is intended to result in the establishment of a public market for Convertible Senior Notes due 2013 (the “Notes”) of Trina Solar Limited, and any successor (by merger or otherwise) thereto (the “Company”), and as an inducement to Credit Suisse Securities (Europe) Limited, as Borrower, and Credit Suisse Securities (USA) LLC, as ADS Underwriter, to execute an Underwriting Agreement, pursuant to which an offering will be made for American Depositary Shares (“ADSs”), each representing 100 Ordinary Shares, par value $0.00001 per share (the “Ordinary Shares”) of the Company, to be lend to the Borrower, the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities (as defined below) or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives (as defined in the Notes Underwriting Agreement). In addition, the undersigned agrees that, without the prior written consent of the Representatives, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities. The Notes are convertible into ADSs, each representing 100 of the Company’s Ordinary Shares. The Notes, the ADSs and the Ordinary Shares are collectively referred to as the “Securities.”

The initial Lock-Up Period will commence on the date of this Lock-Up Agreement and continue and include the date 90 days after the public offering date set forth on the final prospectus supplements used to sell the Notes and the ADSs (the “Public Offering Date”) pursuant to the Underwriting Agreements; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-Up Period pursuant to the previous paragraph will be delivered by the Representatives to the Company (in accordance with Section 11 of the Underwriting Agreement for the Notes or Section 10 of the Underwriting Agreement for the ADSs) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this Lock-Up Agreement during the period from the date of this Lock-Up Agreement to an including the 34th day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any Securities acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Securities to a family member of the undersigned, or a trust or an entity beneficially owned by the undersigned or a family member of the undersigned, may be made prior to the expiration of the Lock-Up Period without prior consent from the Representatives, provided the transferee agrees to be bound in writing by the terms of this Agreement prior to such transfer. For purposes of this paragraph, “family member” shall mean spouse, any lineal descendent, father, mother, brother or sister of the undersigned.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of Securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before July 31, 2008. This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

[Name of shareholder]

[ACKNOWLEDGEMENT AND AGREEMENT OF BENEFICIAL OWNER 1

The undersigned beneficial owner of securities of [shareholder] hereby acknowledges and agrees that the restrictions set forth in this letter shall apply mutatis mutandis to it with respect to such securities.

Very truly yours,

Signature:
Print:
Name:	]

[1]	To be completed by any person who beneficially owns more than 50% of the interests in the shareholder of the Company signing this letter.

Exhibit 4.1

EXECUTION COPY

TRINA SOLAR LIMITED,

AS ISSUER

AND

WILMINGTON TRUST COMPANY,

AS TRUSTEE

4.00% CONVERTIBLE SENIOR NOTES DUE 2013

FIRST SUPPLEMENTAL INDENTURE

DATED AS OF JULY 23, 2008

i

ARTICLE 4

CONVERSION

4.01.	Conversion Privilege	22
4.02.	Conversion Rate	22
4.03.	Conversion Procedure	24
4.04.	Taxes on Conversion	25
4.05.	Company to Provide Ordinary Shares and ADSs	25
4.06.	Adjustment of Conversion Rate	26
4.07.	No Adjustment	33
4.08.	Shareholder Rights Plans	34
4.09.	Effect of Reclassification, Consolidation, Merger or Sale on Conversion Privilege	34
4.10.	Other Adjustments	35
4.11.	Notice of Adjustment	36
4.12.	Trustee’s / Conversion Agent’s Disclaimer	36
4.13.	Settlement Upon Conversion	36

ARTICLE 5

SUPPLEMENTAL COVENANTS

5.01.	Payment of Securities	37
5.02.	Reports and Certain Information	39
5.03.	Stay, Extension and Usury Laws	39
5.04.	Additional Interest Notice	39

ARTICLE 6

DEFAULT AND REMEDIES

6.01.	Events of Default	39
6.02.	Acceleration; Rescission and Annulment.	41
6.03.	Other Remedies	42
6.04.	Waiver of Defaults and Events of Default	43
6.05.	Rights of Holders to Receive Payment and to Convert	43

ARTICLE 7

SUPPLEMENTAL PROVISIONS RELATING TO TRUSTEE

7.01.	Reports by Trustee	44
7.02.	Trustee Makes No Representation	44

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ARTICLE 8

AMENDMENTS, SUPPLEMENTS AND WAIVERS

8.01.	Without Consent of Holders	44
8.02.	With Consent of Holders	46
8.03.	Notice of Consent or Waiver; Record Date.	46
8.04.	Compliance with Trust Indenture Act	47
8.05.	Revocation and Effect of Consents	47
8.06.	Notation on or Exchange of Securities	47
8.07.	Trustee to Sign Amendments, etc	47
8.08.	Effect of Supplemental Indentures	47

ARTICLE 9

SATISFACTION AND DISCHARGE

9.01.	Satisfaction and Discharge of the Indenture	48
9.02.	Repayment to the Company	48

Exhibit A	–	Form of Note
	–	Assignment Form
	–	Form of Conversion Notice
	–	Form of Purchase Notice
Exhibit B	–	Table showing the Increase in Conversion Rate in connection with a Fundamental Change

iii

This FIRST SUPPLEMENTAL INDENTURE dated as of July 23, 2008 (this “First Supplemental Indenture”) is between Trina Solar Limited, a Cayman Islands company (the “Company”), and Wilmington Trust Company, as trustee (in such capacity and not in its individual capacity, the “Trustee”).

WITNESSETH:

WHEREAS, the Company has heretofore delivered to the Trustee an Indenture dated as of July 23, 2008 (the “Base Indenture” and, the Base Indenture, as amended, supplemented or modified (including by virtue of this First Supplemental Indenture), the “Indenture”), providing for the issuance by the Company from time to time of its debt securities evidencing its unsecured and unsubordinated indebtedness.

WHEREAS, Article XIV and Section 3.01 of the Base Indenture provide for the Company and the Trustee to enter into an indenture supplemental to the Base Indenture to establish the form or terms of such debt securities of any series as provided by the Base Indenture.

WHEREAS, the Company has duly authorized the issue of a series of debt securities to be known as its 4.00% Convertible Senior Notes Due 2013 (as amended or supplemented from time to time pursuant to the terms of the Indenture, the “Securities”) under this First Supplemental Indenture, in the aggregate principal amount of $138,000,000, and in order to provide the terms and conditions upon which the Securities are to be authenticated, issued and delivered, the Company and the Board of Directors have duly authorized the execution and delivery of this First Supplemental Indenture.

WHEREAS, the Securities, the certificate of authentication to be borne by the Securities, and each of the Conversion Notice, the Purchase Notice and the Assignment Form are to be substantially in the forms hereinafter provided for.

WHEREAS, all acts and things necessary to make the Securities, when executed by the Company and authenticated and delivered by the Trustee or a duly appointed authenticating agent, as provided in the Indenture, the valid, binding and legal obligations of the Company, and to constitute these presents a valid agreement according to its terms, have been done and performed, and the execution of this First Supplemental Indenture and the issue hereunder of the Securities have in all respects been duly authorized.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

That in order to declare the terms and conditions upon which the Securities are, and are to be, authenticated, issued and delivered, and in consideration of the premises and of the purchase and acceptance of the Securities by the holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective holders from time to time of the Securities (except as otherwise provided below), as follows:

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

1.01. Definitions. For all purposes of this First Supplemental Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(2) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(3) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles and, except as otherwise herein expressly provided, the terms “generally accepted accounting principles” or “GAAP” with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in the United States at the date of such computation;

(4) the words “herein,” “hereof,” “hereto” and “hereunder” and other words of similar import refer to this First Supplemental Indenture as a whole and not to any particular Article, Section or other subdivision;

(5) the word “or” is always used inclusively (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”);

(6) provisions apply to successive events and transactions;

(7) the masculine gender includes the feminine and the neuter; and

(8) references to agreements and other instruments include subsequent amendments thereto.

“Additional Amounts” has the meaning specified in Section 5.01.

“Additional ADSs” has the meaning specified in Section 4.02(b).

“Additional Interest” has the meaning specified in Section 6.03.

“Additional Securities” has the meaning specified in Section 2.02.

“Adjustment Date” has the meaning specified in Section 4.02(b).

“ADS” means the Company’s American Depositary Shares, each representing 100 Ordinary Shares.

“ADS Depositary” means The Bank of New York Mellon, as the depositary under the Deposit Agreement.

“Agent” means any Registrar, Paying Agent or Conversion Agent.

“Applicable Procedures” means, with respect to any transfer or exchange of beneficial ownership interests in a Global Security, the rules and procedures of the Depositary, in each case to the extent applicable to such transfer or exchange.

“Articles of Association” means the Amended and Restated Memorandum and Articles of Association of the Company adopted on November 24, 2006, as amended from time to time.

“Base Indenture” has the meaning specified in the recitals.

“Board of Directors” means the board of directors of the Company or, except where the context otherwise requires, any duly authorized committee of such board of directors.

“Business Day” means any weekday that is not a day on which banking institutions in the City of New York are authorized or obligated to close.

“capital stock” means (i) in the case of a corporation, corporate stock; (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (iii) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; or (iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

“Cash” means such coin or currency of the United States as at any time of payment is legal tender for the payment of public and private debts.

“Close of Business” means 5:00 p.m. New York City time.

“Closing Price” means, on any Trading Day, the reported last sale price per ADS (or, if no last sale price is reported, the average of the bid and ask prices per ADS or, if more than one in either case, the average of the average bid and the average ask prices per ADS) on such date reported by the NYSE or, if our ADSs are not quoted or listed for trading on the NYSE, as reported by the principal national or regional securities exchange on which our ADSs are listed for trading or if the ADSs are not listed on a national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System, or if not so quoted, as reported by National Quotation Bureau, Incorporated or a similar organization. In the absence of a quotation, the closing price shall be such price as we shall reasonably determine on the basis of such quotations as most accurately reflecting the price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arm’s-length transaction, for each such ADS.

“Commission” means the Securities and Exchange Commission.

“Company Order” or “Company Request” means a written request or order signed on behalf of the Company by any Officer.

“Conversion Agent” has the meaning specified in Section 2.03.

“Conversion Date” has the meaning specified in Section 4.03(a).

“Conversion Notice” has the meaning specified in Section 4.03(a).

“Conversion Price” means, at any time, an amount equal to $1,000 divided by the Conversion Rate in effect at such time, rounded to the nearest cent.

“Conversion Rate” means the number of ADSs issuable upon conversion of each $1,000 principal amount of Securities determined by the Company as set forth in Article 4.

“Default” means, when used with respect to the Securities, any event which is or, after notice or passage of time or both, would be an Event of Default.

“Deposit Agreement” means the Deposit Agreement, dated as of December 18, 2006, among the Company, The Bank of New York Mellon, as ADS depositary, and the owners and beneficial owners from time to time of the ADSs issued thereunder.

“Depositary” has the meaning specified in Section 2.01(b).

“Distributed Property” has the meaning specified in Section 4.06(c).

“Event of Default” has the meaning specified in Section 6.01.

“Fundamental Change” has the meaning specified in Section 3.02(a).

“Fundamental Change Company Notice” has the meaning specified in Section 3.02(b).

“Fundamental Change Purchase Date” has the meaning specified in Section 3.02(a).

“Fundamental Change Purchase Price” has the meaning specified in Section 3.02(a).

“Global Security” means a permanent Global Security that is in substantially the form attached hereto as Exhibit A and that includes the information and schedule called for by footnotes 1 and 5 thereof and which is deposited with the Depositary or its custodian and registered in the name of the Depositary or its nominee.

“Holder” means the Person in whose name such Security is registered in the Security Register.

“Indebtedness” means, with respect to any Person:

(a) all of such Person’s indebtedness, obligations and other liabilities, contingent or otherwise, (i) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (ii) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of such Person or any of its subsidiaries or to only a portion thereof;

(b) all of such Person’s reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(c) all of such Person’s obligations and other liabilities, contingent or otherwise, in respect of leases required, in conformity with GAAP, to be accounted for as capitalized lease obligations on such Person’s balance sheet;

(d) all of such Person’s obligations and other liabilities, contingent or otherwise, under any lease, purchase agreement, conditional sale or other title retention agreement, in connection with the lease or purchase of real property or improvements thereon (or any personal property included as part of any such lease) which provides that such Person is contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including such Person’s obligations under such lease or related documents to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(e) all of such Person’s obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(f) all of such Person’s obligations for the deferred purchase price of property or services (including accrued salaries, vacation and other employee benefits but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business);

(g) all of such Person’s direct or indirect guarantees or similar agreements in respect of, and all obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kinds described in clauses (a) through (f); and

(h) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (a) through (g).

The amount of Indebtedness of any Person at any date shall be (i) the outstanding principal amount of all unconditional obligations described above, as such amount would be reflected on a balance sheet prepared in accordance with GAAP, and the maximum liability at such date of such Person for any contingent obligations described above, (ii) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, and (iii) any interest thereon that is more than 30 days past due, in the case of any Indebtedness.

“Indenture” has the meaning specified in the recitals.

“Initial Securities” means the Securities issued on the date hereof in the aggregate principal amount of $138,000,000, and any Securities issued in replacement thereof.

“Interest Payment Date” has the meaning set forth in Exhibit A attached hereto.

“Interest Payment Record Date” has the meaning set forth in Exhibit A attached hereto.

“Market Disruption Event” means (a) a failure by the primary exchange or quotation system on which the ADSs trade or are quoted to open for trading during its regular trading session or (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Trading Day for the ADSs of an aggregate one half hour period, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the ADSs or in any options, contracts or future contracts relating to the ADSs.

“Maturity Date” means July 15, 2013.

“Merger Event” has the meaning specified in Section 4.09.

“Nasdaq” means The Nasdaq Global Select Stock Market.

“NYSE” means the New York Stock Exchange.

“Officer” means, with respect to any Person, the Chairman or any Co-Chairman of the Board, any Vice Chairman of the Board, the Chief Executive Officer, the Chief Operating Officer, the Chief Legal Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Vice President of such Person.

“Officers’ Certificate” means a certificate signed by (i) the Chairman of the Board, a Vice Chairman of the Board, the Chief Executive Officer or a Vice President, and (ii) the Treasurer, Assistant Treasurer or other person authorized by resolution of the Board of Directors of the Company, that, if applicable, complies with the requirements of Section 314(e) of the Trust Indenture Act and is delivered to the Trustee.

“Option Notice” has the meaning specified in Section 3.01(b).

“Option Purchase Date” has the meaning specified in Section 3.01(a).

“Option Purchase Price” has the meaning specified in Section 3.01(a).

“Ordinary Shares” means, subject to Section 4.09, ordinary shares of the Company, par value $0.00001 per share, at the date of this First Supplemental Indenture or shares of any class or classes resulting from any reclassification or reclassifications thereof and that have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company and that are not subject to redemption by the Company; provided that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

“Paying Agent” has the meaning specified in Section 2.03.

“Person” means any individual, corporation, partnership, joint venture, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Amount” of a Security means the Principal Amount as set forth on the face of the Security.

“Prospectus” means that final prospectus supplement dated July 17, 2008 and the accompanying prospectus relating to the Securities.

“Purchase Date” means the Option Purchase Date and any Fundamental Change Purchase Date, as applicable.

“Purchase Notice” has the meaning specified in Section 3.03(a).

“Purchase Price” means the Option Purchase Price or any Fundamental Change Purchase Price, as applicable.

“Record Date” means, with respect to any payment of interest on the Securities, the Interest Payment Record Date.

“record date” has the meaning specified in Section 4.06.

“Reference Property” has the meaning specified in Section 4.09.

“Register” has the meaning specified in Section 2.03.

“Registrar” has the meaning specified in Section 2.03.

“Relevant Taxing Jurisdiction” has the meaning specified in Section 5.01.

“Security” or “Securities” has the meaning set forth in the recitals.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as in effect from time to time.

“Securities Custodian” means the Trustee, as custodian with respect to the Global Securities, or any successor thereto.

“Significant Subsidiary” means, in respect of any Person, a Subsidiary of such Person that would constitute a “significant subsidiary”, as such term is defined under Rule 1-02 of Regulation S-X under the Securities Act and the Exchange Act.

“Spin-Off” has the meaning specified in Section 4.06(c).

“Spin-Off Securities” has the meaning specified in Section 4.06(c).

“Trading Day” means a day during which (i) trading in the ADSs generally occurs and (ii) there is no Market Disruption Event, or if our ADSs are no longer traded, “Trading Day” means a Business Day.

“Trigger Event” has the meaning specified in Section 4.06(c).

“Trustee” means Wilmington Trust Company, not in its individual capacity, but solely in its capacity as trustee hereunder, until a successor replaces it pursuant to the applicable provisions of this First Supplemental Indenture and, thereafter, shall mean such successor Trustee.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended and in effect from time to time.

“Underwriters” means Credit Suisse Securities (USA) LLC, ABN AMRO Bank N.V., London Branch and Deutsche Bank Securities Inc.

1.02. Trust Indenture Act Provisions. Whenever this First Supplemental Indenture refers to a provision of the Trust Indenture Act, that provision is incorporated by reference in and made a part of this First Supplemental Indenture. The following Trust Indenture Act terms used in this First Supplemental Indenture have the following meanings:

“indenture securities” means the Securities.

“indenture security holder” means a Holder.

“indenture trustee” or “institutional trustee” means the Trustee.

“obligor” on the indenture securities means the Company and any successor obligor on the Securities.

All other terms used in this First Supplemental Indenture that are defined in the Trust Indenture Act, defined by Trust Indenture Act reference to another statute or defined by any Commission rule and not otherwise defined herein have the meanings assigned to them therein.

1.03. Relationship to Base Indenture. For all purposes of this First Supplemental Indenture, except as otherwise expressly provided for or unless the context otherwise requires.

(a) Capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Base Indenture;

(b) Terms defined both herein and in the Base Indenture shall have the meanings assigned to them herein;

(c) Provisions of this First Supplemental Indenture that conflict with or are otherwise inconsistent with provisions of the Base Indenture shall be deemed to supersede and amend the Base Indenture for all purposes with respect to the Securities; and

(d) All references herein to Articles and Sections, unless otherwise specified, refer to the corresponding Articles and Sections of this First Supplemental Indenture.

1.04. Notices. Any demand, authorization notice, request, consent or communication shall be given in writing and delivered in person, sent by overnight courier or mailed by first-class mail, postage prepaid, addressed as follows or transmitted by facsimile transmission (confirmed by delivery in person or mail by first-class mail, postage prepaid, or by guaranteed overnight courier) to the parties hereto as follows:

If to the Company, to:

Trina Solar Limited

N. 2 Tian He Road Electronics Park

New District, Changzhou

Jiangsu 213031

People’s Republic of China

Attention: Chief Financial Officer

Facsimile No.: +86 519 8548 2008

If to the Trustee, to:

Wilmington Trust Company

Rodney Square North

1100 North Market Street

Wilmington, Delaware 19890

Attention: Corporate Capital Markets

(Trina Solar Limited)

Facsimile No. +1 302 636 4145

Telephone No. +1 302 636 6000

All notices and communications (other than those sent to Holders) shall be deemed to have been duly given at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, if mailed by first class mail (registered or certified, returned receipt requested); upon acknowledgment of receipt, if transmitted by facsimile; and the next Business Day after timely delivery to the courier, if sent by guaranteed overnight or courier.

The Trustee agrees to accept and act upon facsimile transmission of written instructions or directions pursuant to this Indenture given by the Company, provided, however that: (i) subsequent to such facsimile transmission of written instructions or directions, the Company shall provide the originally executed instructions to the Trustee in a timely manner, and (ii) such originally executed instructions or directions shall be signed by an authorized Officer of the Company.

The Company or the Trustee by notice to the other in the manner prescribed above may designate additional or different addresses or facsimile numbers for subsequent notices or communications.

Any notice or communication mailed to a Holder shall be mailed by first-class mail, postage prepaid, or delivered by hand or by an overnight delivery service to it at its address shown on the Register and shall be sufficiently given if so mailed or delivered within the time prescribed. Any notice or communication shall also be mailed to any Person described in Trust Indenture Act Section 313(c), to the extent required by the Trust Indenture Act.

Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. Except as set forth above as to the Trustee, if a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

1.05. Communications by Holders with Other Holders. Holders may communicate pursuant to Trust Indenture Act Section 312(b) with other Holders with respect to their rights under this First Supplemental Indenture or the Securities. The Company, the Trustee, the Registrar, the Paying Agent, the Conversion Agent and any other Person shall have the protection of Trust Indenture Act Section 312(c).

1.06. Governing Law. This First Supplemental Indenture and the Securities shall be governed by, and construed in accordance with, the laws of the State of New York.

1.07. Multiple Counterparts. The parties may sign multiple counterparts of this First Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together shall represent the same agreement.

1.08. Calculations in Respect of the Securities. The Company or its calculation agents shall be responsible for making all calculations called for under the Indenture and the Securities. The Company or its calculation agents will make all these calculations in good faith and, absent manifest error, the Company’s and its calculation agents’ calculations will be final and binding on Holders. The Company or its calculation agents will provide a schedule of these calculations to the Trustee and Conversion Agent, if different, and the Trustee, Conversion Agent, Registrar and Paying Agent are entitled to conclusively rely upon the accuracy of these calculations without independent verification, and none of the Trustee, Conversion Agent, Registrar or Paying Agent shall have any responsibility for making any such calculations.

1.09. Table of Contents, Headings, etc. The table of contents, cross-reference sheet and headings of the Articles and Sections of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

1.10. Currency Indemnity. The U.S. dollar is the sole currency of account and payment for all sums payable by the Company under the Indenture. Any amount received or recovered in a currency other than U.S. dollars in respect of the Securities (whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Company or otherwise) by the Holder (or in respect of the Indenture by the Trustee or any Agent) in respect of any sum expressed to be due to it from the Company will constitute a discharge of the Company only to the extent of the U.S. dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not possible to make that purchase on that date, on the first date on which it is possible to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under any Security, the Company will indemnify the recipient against any loss sustained by it as a result. In any event the Company will indemnify the recipient against the cost of making any such purchase.

For the purposes of this indemnity, it will be sufficient for the Holder (or Trustee or any Agent) to certify that it would have suffered a loss had an actual purchase of U.S. dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. dollars on such date had not been practicable, on the first date on which it would have been practicable). These indemnities constitute a separate and independent obligation from the other obligations of the Company, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any Holder and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any Security or any other judgment or order.

1.11. Consent to Jurisdiction and Service Process. The Company irrevocably has appointed CT Corporation System as its agent for service of process in any suit, action or proceeding with respect to the Indenture or the Securities, as the case may be, brought in any federal or state court located in the Borough of Manhattan of New York City and each of the parties submit to the non-exclusive jurisdiction thereof. If for any reason CT Corporation System is unable to serve in such capacity, the Company shall appoint another agent reasonably satisfactory to the Trustee. The Company irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any such suit, action or proceeding in the Supreme Court of the State of New York, County of New York or the United States District Court for the Southern District of New York and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. The Company irrevocably agrees that, should any such suit, action or proceeding be brought against it arising out of or in connection with the Indenture, no immunity (to the extent that it may now or hereafter exist, whether on the ground of sovereignty or otherwise) from such action or proceeding, from attachment (whether in aid of execution, before judgment or otherwise) of its property, assets or revenues, or from execution or judgment wherever brought or made, shall be claimed by it or on its behalf or with respect to its property, assets or revenues, any such immunity being hereby irrevocably waived by the Company to the fullest extent permitted by law.

ARTICLE 2

THE SECURITIES

2.01. Form and Dating.

(a) The Securities and the corresponding Trustee’s certificate of authentication shall be substantially in the respective forms set forth in Exhibit A attached hereto, which Exhibit is incorporated in and made part of this First Supplemental Indenture. The Securities may have notations, legends or endorsements required by law, exchange rule, Applicable Procedures or usage. The Company shall provide any such notations, legends or endorsements to the Trustee in writing. Each Security shall be dated the date of its authentication.

The terms and provisions contained in the Securities shall constitute, and are hereby expressly made, a part of this First Supplemental Indenture and the Company and the Trustee, by their execution and delivery of this First Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby.

(b) Global Securities. All of the Securities shall be issued initially in the form of one or more Global Securities, which shall be deposited on behalf of the purchasers of the Securities represented thereby with the Securities Custodian, as custodian for the depositary, The Depository Trust Company (such depositary, or any successor thereto, being hereinafter referred to as the “Depositary”), and registered in the name of its nominee, Cede & Co., or as otherwise instructed by the Depositary, duly executed by the Company and authenticated by the Trustee as hereinafter provided. The aggregate principal amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Securities Custodian and the Depositary as hereinafter provided, subject in each case to compliance with the Applicable Procedures and the provisions of the Indenture. If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue Securities in certificated form in exchange for Global Securities. In addition, the owner of a beneficial interest in a Global Security will be entitled to receive a Security in certificated form in exchange for such interest if an Event of Default has occurred and is continuing.

(c) Global Securities In General. Each Global Security shall represent such of the outstanding Securities as shall be specified therein and each shall provide that it shall represent the aggregate amount of outstanding Securities from time to time endorsed thereon and that the aggregate amount of outstanding Securities represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges, purchases or conversions of such Securities, in each case in accordance with the Indenture. Any adjustment of the aggregate principal amount of a Global Security to reflect the amount of any increase or decrease in the amount of outstanding Securities represented thereby shall be made by the Trustee in accordance with instructions given by the Holder thereof as required by Section 3.06 of the Base Indenture, or otherwise in accordance with this First Supplemental Indenture, and shall be made on the records of the Trustee and the Depositary.

The Company shall issue and the Trustee shall, upon receipt of a Company Order, authenticate and deliver in accordance with Section 2.02, initially one or more Global Securities that (i) shall be registered in the name of Cede & Co. or as otherwise instructed by the Depositary, (ii) shall be delivered by the Trustee to the Depositary or to the Securities Custodian pursuant to the Depositary’s instructions and (iii) shall bear legends required for Global Securities as set forth in Exhibit A attached hereto.

2.02. Authentication. (a) The Trustee shall, upon receipt of a Company Order, initially authenticate and make available for delivery Securities for original issue in the aggregate principal amount of up to $138,000,000. The Company may, without the consent of the Holders, issue additional Securities (the “Additional Securities”) with the same terms and with the same CUSIP number as the Securities in an unlimited aggregate principal amount; provided, however that no such Additional Securities may be issued unless fungible with the Securities offered hereby for U.S. federal income tax purposes. The Trustee shall, upon receipt of a Company Order, authenticate Additional Securities thereafter in unlimited aggregate principal amount (so long as permitted by the terms of this First Supplemental Indenture) for original issue in an aggregate principal amount as specified in such order (except as provided in Section 3.07 of the Base Indenture). Each such Company Order shall specify the amount of Securities to be authenticated and the date on which the Securities are to be authenticated. Such Additional Securities shall have identical terms to the Initial Securities except for adjustments for any differences in issuance dates and prices and with respect to interest accruing prior to their date of issuance, and will constitute the same series as the Initial Securities for all purposes hereunder, including, without limitation, waivers, amendments and offers to purchase. The Securities shall be issuable only in registered form without coupons and only in denominations of $1,000 principal amount and any integral multiple thereof. The Securities may be executed by manual or facsimile signature and the Trustee shall be allowed to authenticate such Securities by manual or facsimile signature.

(b) The Trustee shall act as the initial authenticating agent for the Securities. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent shall have the same rights as an Agent to deal with the Company or an Affiliate of the Company.

2.03. Registrar, Paying Agent and Conversion Agent. The Company shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (“Registrar”), an office or agency in the United States of America where Securities may be presented for purchase or payment (“Paying Agent”), an office or agency where Securities may be presented for conversion (“Conversion Agent”), and an office or agency where notices and demands to or upon the Company in respect of the Securities and this First Supplemental Indenture may be served. The Registrar shall keep a register of the Securities (“Register”) and of their transfer and exchange.

The Company may have one or more co-registrars, one or more additional paying agents, and one or more additional conversion agents. The term “Registrar” includes any co-registrar, the term “Paying Agent” includes any additional paying agent and the term “Conversion Agent” includes any additional conversion agent, including any named pursuant to Section 6.02 of the Base Indenture.

The Company shall enter into an appropriate agency agreement with any Agent not a party to this First Supplemental Indenture. The agreement shall implement the provisions of this First Supplemental Indenture that relate to such Agent. The Company shall notify the Trustee in writing of the name and address of any Agent not a party to this First Supplemental Indenture. If the Company fails to maintain a Registrar, Paying Agent or Conversion Agent or agent for service of notices and demands in any place required by this First Supplemental Indenture, or fails to give the foregoing notice, the Trustee shall act as such. The Company or any Affiliate of the Company may act as Paying Agent.

The Company hereby initially appoints the Trustee as Registrar, Paying Agent and Conversion Agent in connection with the Securities.

2.04. Paying Agent and Conversion Agent to Hold Money, Securities and ADSs in Trust. Prior to 11:00 a.m., New York City time, on each due date of payments in respect of, or delivery of, Cash, as provided herein, the Company shall deposit with the Paying Agent Cash (in immediately available funds if deposited on the due date) sufficient to make such payments when so becoming due. The Company shall require each Paying Agent or Conversion Agent, as applicable (other than the Trustee), to agree in writing that such Agent shall hold in trust for the benefit of Holders or the Trustee all Cash, ADSs or other consideration, as applicable, held by such Agent for the making of payments or deliveries in respect of the Securities and shall notify the Trustee in writing of any default by the Company in making any such payment or delivery. If the Company or an Affiliate of the Company acts as Paying Agent or Conversion Agent, as applicable, it shall segregate the Cash, ADSs and other consideration, as applicable, held by it as Paying Agent or Conversion Agent, as applicable, and hold it as a separate trust fund.

The Company at any time may require the Paying Agent or Conversion Agent, as applicable, to pay all Cash, ADSs or other consideration, as applicable, held by it to the Trustee, and the Trustee may at any time during the continuance of any Default, upon written request to the Paying Agent or the Conversion Agent, as applicable, require such Paying Agent or Conversion Agent, as applicable, to pay forthwith to the Trustee all Cash, ADSs or other consideration, as applicable, so held in trust by such Paying Agent or Conversion Agent. Upon doing so, the Paying Agent or the Conversion Agent, as applicable, shall have no further liability for such Cash, ADSs or other consideration, as applicable.

2.05. No Sinking Fund. No sinking fund is provided for the Securities. Accordingly, Article V of the Base Indenture shall not apply with respect to the Securities.

2.06. Ranking; No Subordination. The obligations of the Company arising under or in connection with this First Supplemental Indenture and every outstanding Security issued under this First Supplemental Indenture from time to time constitute and shall constitute an unsecured general obligation of the Company, ranking equal in right of payment to all senior indebtedness and senior in right of payment to all subordinated debt. Article XV of the Base Indenture shall not apply with respect to the Securities.

2.07. Discharge; Defeasance. Article XII of the Base Indenture shall not apply with respect to the Securities.

ARTICLE 3

REPURCHASES OF SECURITIES

3.01. Purchase of Securities at Option of the Holder.

(a) At the option of the Holder thereof, the Securities (or portions thereof that are in integral multiples of $1,000 in principal amount) shall be purchased by the Company on July 15, 2011 (the “Option Purchase Date”), at a purchase price, payable in Cash, equal to one hundred percent (100%) of the principal amount of the Securities (or such portions thereof) to be so purchased, plus accrued and unpaid interest (including any Additional Interest) to, but not including, the Option Purchase Date (the “Option Purchase Price”).

(b) The Company shall give notice (the “Option Notice”) on a date not less than twenty (20) Business Days prior to the Option Purchase Date to each Holder at its address shown in the register of the Registrar and to each beneficial owner as required by applicable law. Such notice shall include the form of a Purchase Notice and shall state:

(i) that the Holder has a right to require the Company to purchase the Holder’s Securities;

(ii) the date by which the Purchase Notice must be delivered to the Paying Agent in order for a Holder to exercise its option to require the Company to purchase such Holder’s Securities;

(iii) the Option Purchase Date;

(iv) the Option Purchase Price;

(v) the procedures that the Holder must follow to exercise its rights under this Section 3.01 and a brief description of those rights;

(vi) the names and addresses of the Paying Agent and the Conversion Agent;

(vii) that the Securities must be surrendered to the Paying Agent to collect payment of the Option Purchase Price;

(viii) that the Option Purchase Price for any Security as to which a Purchase Notice has been duly given and not withdrawn will be paid promptly following the later of the Option Purchase Date and the time of surrender of such Security;

(ix) that Securities with respect to which a Purchase Notice is given by a Holder may be converted pursuant to Article 4 only if either (i) the Purchase Notice has been withdrawn in accordance with the terms of this First Supplemental Indenture or (ii) there shall be a default in payment of the Option Purchase Price;

(x) the procedures for withdrawing a Purchase Notice;

(xi) that, unless the Company defaults in making payment of such Option Purchase Price, all rights of the Holders of such Securities surrendered for purchase by the Company shall terminate on and after the Option Purchase Date, other than the right to receive, in accordance herewith, the consideration payable as herein provided; and

(xii) the CUSIP number(s) of the Securities.

If any of the Securities are in the form of a Global Security, then the Company shall modify such notice to the extent necessary to accord with the Applicable Procedures for repurchases.

At the Company’s request, upon reasonable prior written notice, the Trustee shall mail such Option Notice in the Company’s name and at the Company’s expense; provided, however, that the form and content of such Option Notice shall be prepared by the Company.

No failure of the Company to give an Option Notice shall limit any Holder’s right pursuant hereto to exercise its rights to require the Company to purchase such Holder’s Securities pursuant to a Purchase of Securities at Option of the Holder.

3.02. Purchase of Securities upon a Fundamental Change. (a) In the event a Fundamental Change shall occur at any time when any Securities remain outstanding, each Holder shall have the right, at such Holder’s option, to require the Company to purchase all of such Holders’ Securities or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple thereof on a date specified by the Company (the “Fundamental Change Purchase Date”) that is not less than 15 nor more than 30 Business Days after the date the Company mails the Fundamental Change Company Notice pursuant to Section 3.02(b), at a purchase price in Cash equal to 100% of the principal amount of the Securities tendered for purchase, plus accrued and unpaid interest (including any Additional Interest) up to, but not including, the Fundamental Change Purchase Date (the “Fundamental Change Purchase Price”), subject to satisfaction by or on behalf of any Holder of the requirements set forth in Section 3.03(a). No Securities may be purchased upon a Fundamental Change if there has occurred and is continuing an Event of Default other than an Event of Default that is cured by the payment of the Fundamental Change Purchase Price of the Securities.

A “Fundamental Change” shall be deemed to have occurred upon the occurrence of any of the following:

(i)	a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act becomes the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of the Company’s capital stock representing more than 50% of the voting power of the Company’s capital stock entitled to vote generally in the election of directors and (A) files, or is required to file, a Schedule 13D or Schedule TO or any other schedule, form or report under the Exchange Act disclosing such beneficial ownership or (B) the Company otherwise becomes aware of any such person or group;

(ii)	the ADSs into which the Securities are then convertible cease to be listed for trading on the NYSE, Nasdaq or another national securities exchange and are not then quoted on an established automated over-the-counter trading market in the United States;

(iii)	a consolidation, merger or binding share exchange, or any conveyance, transfer, sale, lease or other disposition in a single transaction or a series of transactions of all or substantially all of the Company’s properties and assets other than:

(A)	any transaction:

(1)	that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of the Company’s capital stock; and

(2)	pursuant to which holders of the Company’s capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving or successor Person immediately after giving effect to such transaction in substantially the same proportion as their entitlement to exercise, directly or indirectly, voting power of shares of the Company’s capital stock entitled to vote generally in elections of the Company’s directors immediately prior to such transaction; or

(B)	any transaction that is effected solely for the purpose of changing the Company’s jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of Ordinary Shares, if at all, solely into shares of ordinary shares of the surviving entity or a direct or indirect parent of the surviving corporation; or

(iv)	the Company’s shareholders approve any plan or proposal for the Company’s liquidation or dissolution.

Notwithstanding the foregoing, in the case of a consolidation or merger transaction, it will not constitute a Fundamental Change (under either of clauses (i) or (iii) above) if at least 90% of the consideration for the Company’s Ordinary Shares (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the consolidation or merger consists of securities traded on a United States national securities exchange, or which will be so traded when issued or exchanged in connection with the Fundamental Change, and as a result of such consolidation or merger the Securities become convertible solely into such consideration.

For purposes of this Section 3.02, “Person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

(b)	Notices of Fundamental Change.

Within 30 days after the effective date of each Fundamental Change, the Company shall notify the Trustee in writing of the Fundamental Change Purchase Date and shall mail a written notice of the Fundamental Change (each such notice a “Fundamental Change Company Notice”) to each Holder (and to beneficial owners as required by applicable law) in accordance with Section 1.04. The notice shall include the form of a Purchase Notice to be completed by the Holder and shall state, as applicable:

(A)	the events causing such Fundamental Change, the Adjustment Date of the Fundamental Change and the date of effectiveness of such Fundamental Change;

(B)	that the Holder has a right to require the Company to purchase the Holder’s Securities;

(C)	the date by which the Purchase Notice must be delivered to the Paying Agent in order for a Holder to exercise the Fundamental Change purchase right;

(D)	the Fundamental Change Purchase Date;

(E)	the Fundamental Change Purchase Price;

(F)	the procedures that the Holder must follow to exercise its Fundamental Change purchase right under this Section 3.02;

(G)	the names and addresses of the Paying Agent and the Conversion Agent;

(H)	that the Securities must be surrendered to the Paying Agent to collect payment of the Fundamental Change Purchase Price;

(I)	that the Fundamental Change Purchase Price for any Security as to which a Purchase Notice has been duly given and not withdrawn will be paid promptly following the later of the Fundamental Change Purchase Date and the time of surrender of such Security;

(J)	the Conversion Rate (after giving effect to any change in the Conversion Rate that resulted from the Fundamental Change);

(K)	that the Securities with respect to which a Purchase Notice is given by a Holder may be converted pursuant to Article 4, if otherwise convertible in accordance with Article 4, only if either (i) the Purchase Notice has been withdrawn in accordance with the terms of this First Supplemental Indenture or (ii) there shall be a default in the payment of the Fundamental Change Purchase Price;

(L)	the procedures for withdrawing a Purchase Notice;

(M)	that, unless the Company defaults in making payment of such Fundamental Change Purchase Price, all rights of the Holders of such Securities surrendered for purchase by the Company shall terminate on and after the Fundamental Change Purchase Date, other than the right to receive, in accordance herewith, the consideration payable as herein provided; and

(N)	the CUSIP number(s) of the Securities.

If any of the Securities are in the form of a Global Security, then the Company shall modify such notice to the extent necessary to accord with the Applicable Procedures for repurchases.

At the Company’s request, the Trustee shall give the Fundamental Change Company Notice on behalf of the Company and at the Company’s expense; provided, however, that the form and content of such notice shall be prepared by the Company.

No failure of the Company to give a Fundamental Change Company Notice shall limit any Holder’s right pursuant hereto to exercise its rights to require the Company to purchase such Holder’s Securities pursuant to this Section 3.02.

3.03. Purchase Notice. (a) A Holder may exercise its rights specified in this Article 3 upon delivery of a written notice (which shall be in substantially the form included in Exhibit A attached hereto and which may be delivered by letter, overnight courier, hand delivery, facsimile transmission or in any other written form and, in the case of Global Securities, may be delivered electronically or by other means in accordance with the Applicable Procedures) of the exercise of such rights (a “Purchase Notice”) to and such Purchase Notice must be received by the Paying Agent no later than the Close of Business on the Business Day immediately preceding any Purchase Date. The Purchase Notice must state:

(i) if certificated Securities are to be delivered, the certificate numbers of the Securities that the Holder shall deliver to be purchased;

(ii) the portion of the principal amount of the Securities that the Holder shall deliver to be purchased, which portion must be in principal amounts of $1,000 or an integral multiple thereof; and

(iii) that such Securities are being tendered for and shall be purchased by the Company on the Purchase Date pursuant to the repurchase rights specified in Section 3.01 or Section 3.02 of this First Supplemental Indenture, as the case may be.

The book-entry transfer or delivery of such Security to the Paying Agent (together with all necessary endorsements) at the office of the Paying Agent shall be a condition to the receipt by the Holder of the Purchase Price; provided, however, that such Purchase Price shall be paid pursuant to the terms hereof only if the Security so transferred by book-entry or delivered to the Paying Agent shall conform in all material respects to the description thereof in the related Purchase Notice.

The Company shall purchase from the Holder thereof, pursuant to the terms hereof, a portion of a Security if the principal amount of such portion is $1,000 or an integral multiple of $1,000. Provisions of the terms hereof that apply to the purchase of all of a Security also apply to the purchase of such a portion of such Security.

Notwithstanding anything herein to the contrary, any Holder delivering to the Paying Agent a Purchase Notice shall have the right to withdraw such Purchase Notice at any time prior to the Close of Business on the Business Day immediately preceding the Purchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with the terms hereof.

The Paying Agent shall promptly notify the Company of the receipt by it of any Purchase Notices or written notices of withdrawal thereof.

(b) Notwithstanding anything herein to the contrary, in the case of Global Securities, any Purchase Notice may be delivered or withdrawn, and such Securities may be surrendered or transferred by book-entry or delivered for purchase, in accordance with the Applicable Procedures.

(c) Upon receipt by the Paying Agent of a Purchase Notice, the Holder of the Security in respect of which such Purchase Notice was given shall (unless such Purchase Notice is withdrawn as specified below) thereafter be entitled to receive the Purchase Price with respect to such Security. Such Purchase Price shall be paid to such Holder promptly following the later of (i) the Purchase Date (provided such Holder has satisfied the conditions with respect to such Security) and (ii) the time of book-entry transfer or delivery of such Security to the Paying Agent by the Holder thereof. A Security in respect of which a Purchase Notice has been given by the Holder thereof may not be converted pursuant to Article 4 hereof on or after the date of the delivery of such Purchase Notice, unless either (i) such Purchase Notice has first been validly withdrawn in accordance with the terms hereof; or (ii) there shall be a default in the payment of the Purchase Price, provided, that the conversion right with respect to such Security shall terminate at the Close of Business on the date such default is cured and such Security is purchased in accordance herewith.

(d) A Purchase Notice may be withdrawn by any Holder delivering such Purchase Notice upon delivery of a written notice of withdrawal (which may be delivered by mail, overnight courier, hand delivery, facsimile transmission or in any other written form and, in the case of Global Securities, may be delivered electronically or by other means in accordance with the Applicable Procedures) to and such notice of withdrawal must be received by the Paying Agent at any time prior to the Close of Business on the Business Day immediately preceding the Purchase Date, specifying:

(i) if certificated Securities are to be withdrawn, the certificate numbers of the Securities in respect of which such notice of withdrawal is being submitted;

(ii) the principal amount of the Securities in respect of which such notice of withdrawal is being submitted, which principal amount must be $1,000 or an integral multiple thereof; and

(iii) the principal amount, if any, of the Securities that remains subject to the original Purchase Notice and that has been or shall be delivered for purchase by the Company.

3.04. Deposit of Purchase Price. Prior to 11:00 a.m., New York City time, on any Purchase Date, the Company shall deposit with the Paying Agent (or if the Company or an Affiliate of the Company is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 2.04) an amount in Cash (in immediately available funds if deposited on such Purchase Date) sufficient to pay the aggregate Purchase Price of all the Securities or portions thereof that are to be purchased on that Purchase Date.

If the Paying Agent holds, in accordance with the terms hereof, at 11:00 a.m., New York City time, on the relevant Purchase Date, Cash sufficient to pay the aggregate Purchase Price of all Securities for which the related Purchase Notice has been delivered and not validly withdrawn in accordance with this First Supplemental Indenture, then, on and after such Purchase Date, such Securities shall cease to be outstanding and interest (including Additional Interest) on such Securities shall cease to accrue, whether or not such Securities are transferred by book-entry or delivered to the Paying Agent, and the rights of the Holders in respect thereof shall terminate (other than the right to receive the Purchase Price upon delivery of such Securities by their Holders to the Paying Agent).

3.05. Securities Purchased in Part. Any Security that is to be purchased only in part shall be surrendered at the office of the Paying Agent (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form reasonably satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder’s attorney duly authorized in writing), and promptly after a Purchase Date, the Company shall issue and the Trustee shall, upon receipt of a Company Order (which the Company agrees to deliver promptly), authenticate and deliver to the Holder of such Security, without service charge, a new Security or Securities, of such authorized denomination or denominations as may be requested by such Holder, in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Security so surrendered that is not purchased.

3.06. Repayment to the Company. To the extent that the aggregate amount of Cash deposited by the Company pursuant to Section 3.04 exceeds the aggregate Purchase Price of the Securities or portions thereof that the Company is obligated to purchase on the Purchase Date, then, within one day after the Purchase Date, the Paying Agent shall return any such excess Cash to the Company.

3.07. Compliance with Securities Laws. When complying with the provisions of Article 3 hereof (provided that such offer or purchase constitutes an “issuer tender offer” for purposes of Rule 13e-4 (which term, as used herein, includes any successor provision thereto) under the Exchange Act at the time of such offer or purchase), and subject to any exemptions available under applicable law, the Company shall:

(a) comply with Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

(b) otherwise comply with all federal and state securities laws so as to permit the rights and obligations in connection with any purchase pursuant to this Article 3 to be exercised in the time and in the manner specified herein.

ARTICLE 4

CONVERSION

4.01. Conversion Privilege. The Securities shall be convertible in accordance with their terms and in accordance with and subject to this Article 4 into a number of ADSs equal to the Conversion Rate, subject to the provisions of Section 4.02 regarding fractional ADSs, at any time prior to the Close of Business on the third Business Day immediately preceding the Maturity Date. Securities may be converted only in denominations of $1,000 principal amount and integral multiples thereof. The ADSs and Cash in lieu of fractional ADSs, if any, due upon conversion as described in this Article 4 will be delivered no later than the third Business Day following the Conversion Date; provided, however, that for any conversion that occurs after the last Interest Payment Record Date, such ADSs and Cash, if any, will be delivered on the Maturity Date.

4.02. Conversion Rate. (a) The initial Conversion Rate per $1,000 principal amount of Securities to be converted is 29.5159 ADSs (which is equal to an initial Conversion Price of $33.88 per ADS), subject to adjustment as described in Sections 4.06 and 4.10. The Conversion Rate, including any Additional ADSs added to the Conversion Rate in connection with a Fundamental Change, will not exceed 35.7143 ADSs (which is equal to a Conversion Price of $28.00 per ADS); provided, however, that such maximum conversion rate will be appropriately adjusted for Conversion Rate adjustments as described in Sections 4.06 and 4.10.

A Holder of a Security otherwise entitled to a fractional ADS will receive Cash in an amount equal to the average of the Closing Price of the ADSs for each Trading Day during the five consecutive Trading Day period ending on the day prior to the Conversion Date.

A Security for which a Holder has delivered a Purchase Notice requiring the Company to purchase the Securities may be surrendered for conversion only if such notice is withdrawn in accordance with this First Supplemental Indenture.

(b) If a Holder elects to convert Securities in connection with a Fundamental Change, then the Conversion Rate of the Securities being converted by such Holder shall be increased by an additional number of ADSs (the “Additional ADSs”) as set forth in Exhibit B attached hereto. For the avoidance of doubt, the increases provided for in this Section 4.02(b) shall only be made with respect to the Securities being converted in connection with such Fundamental Change and shall not be effective as to any Securities not so converted. For purposes of this Section 4.02, a conversion shall be deemed to be “in connection” with a Fundamental Change if it occurs during the period that begins on (and includes) the public announcement of an event constituting a Fundamental Change and ends on (and includes) the Fundamental Change Purchase Date relating to such Fundamental Change as set forth in Section 3.02.

The increase in the Conversion Rate, expressed as a number of Additional ADSs to be received per $1,000 principal amount of Securities, will be determined by the Company by reference to the table attached as Exhibit B hereto, based on the earliest of the date on which the Fundamental Change is publicly announced, occurs or becomes effective (the “Adjustment Date”) and the price paid or deemed to be paid per ADS in the transaction constituting the Fundamental Change (the “Applicable Price”) subject to adjustment as set forth in the next paragraph; provided, however, that if holders of Ordinary Shares or ADSs receive only Cash in connection with such Fundamental Change, the Applicable Price shall be the Cash amount paid per Ordinary Share in the Fundamental Change multiplied by the number of Ordinary Shares then represented by each ADS. In all other cases, the Applicable Price will be the average of the Closing Prices of the ADS over the five consecutive Trading Days prior to but not including the date of effectiveness of the Fundamental Change, provided, however, that

(i) if the Applicable Price is between two Applicable Price amounts on the table or the Adjustment Date is between two Adjustment Dates on the table, the number of Additional ADSs will be determined by a straight-line interpolation between the number of Additional ADSs set forth for the higher and lower Applicable Price amounts and the earlier and later adjustment dates based on a 365-day year, as applicable;

(ii) if the Applicable Price is in excess of $200.00 per ADS (subject to adjustment in the same manner as the Applicable Price), no increase in the Conversion Rate will be made; and

(iii) if the Applicable Price is less than $28.00 per ADS (subject to adjustment as set forth in the next paragraph), no increase in the Conversion Rate will be made.

Notwithstanding the foregoing, in no event will the total number of ADSs issuable upon conversion, including Additional ADSs issuable as a result of such Fundamental Change, exceed 35.7143 ADSs per $1,000 principal amount of notes, subject to adjustment as described in Sections 4.06 and 4.10.

The Applicable Prices set forth in the first column of the table attached as Exhibit B hereto will be adjusted as of any date on which the Conversion Rate is adjusted as described in Sections 4.06 and 4.10. The adjusted Applicable Prices will equal the Applicable Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the Applicable Price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional ADSs will be adjusted in the same manner as the Conversion Rate as set forth in Sections 4.06 and 4.10.

If, as set forth in this Section 4.02(b), the Company is required to increase the Conversion Rate by the Additional ADSs as a result of a Fundamental Change, payment of such Additional ADSs associated with Securities surrendered for conversion in connection with a Fundamental Change will be settled as follows:

•

if the Conversion Date occurs prior to the date of effectiveness of such Fundamental Change, settlement shall occur no later than the third Business Day immediately following such date of effectiveness; and

•

if the Conversion Date occurs on or following the date of effectiveness of such Fundamental Change, settlement shall occur no later than the third Business Day immediately following such Conversion Date.

If, as a result of such Fundamental Change the Securities become convertible into Reference Property, the Company will settle such conversions by delivering Reference Property equivalent to ADSs based on the increased Conversion Rate resulting from such Fundamental Change.

For the avoidance of doubt, in the event Securities are surrendered for conversion in connection with an anticipated Fundamental Change and such Fundamental Change does not in fact occur, no Additional ADSs will be added to the Conversion Rate and no additional Reference Property will be paid as a result of the related anticipated Fundamental Change.

4.03. Conversion Procedure. (a) The right of conversion attaching to any Security may be exercised at any time during which conversion is permitted in accordance with Section 4.01 (i) if such Security is represented by a Global Security, by book-entry transfer to the Conversion Agent through the facilities of the Depositary in accordance with the Applicable Procedures, or (ii) if such Security is represented by a certificated Security, by delivery of such Security at the specified office of the Conversion Agent, accompanied, in either case, by: (1) a duly signed and completed conversion notice, in the form as set forth on the reverse of Security attached hereto as Exhibit A (a “Conversion Notice”); (2) if such certificated Security has been lost, stolen, destroyed or mutilated, a notice to the Conversion Agent in accordance with Section 3.07 of the Base Indenture regarding the loss, theft, destruction or mutilation of the Security; (3) appropriate endorsements and transfer documents if required by the Conversion Agent, as well as ADS delivery instructions and applicable fees as required by the ADS Depositary; and (4) payment of any tax or duty, in accordance with Section 4.04, which may be payable in respect of any transfer involving the issue or delivery of the ADSs in the name of a Person other than the Holder of the Security. The date on which the Holder satisfies all of those requirements is the “Conversion Date.” The Securities will be deemed to be converted immediately prior to the Close of Business on the Conversion Date. The Company shall deliver, or cause the ADS Depositary to deliver, the ADSs to the Holder through a Conversion Agent in the form of a certificate for the number of whole ADSs issuable upon the conversion or, in the case of holders of Securities in book-entry form with DTC, in accordance with DTC customary practices. In each case, the Company shall also deliver (or cause to be delivered) to such holder Cash in lieu of any fractional ADSs pursuant to Section 4.02(a). The Company (or the ADS Depositary) shall deliver such ADSs and Cash as promptly as practicable after the Conversion Date and the completion of the relevant calculations relating to the conversion considerations and, except as set forth in Section 4.02(b), in any event no later than the third Business Day immediately following the Conversion Date; provided, however, that for any conversion that occurs after the last Interest Payment Record Date prior to the final Interest Payment Date, the Company shall deliver such ADSs and Cash on the Maturity Date.

(b) The person in whose name the Security is registered shall be deemed to be an ADS holder of record on the Conversion Date; provided, however, that no surrender of a Security or satisfaction of the other conditions in Section 4.03(a) on any date when the ADS transfer books of the ADS Depositary shall be closed shall be effective to constitute the person or persons entitled to receive the ADSs upon such conversion as the record holder or holders of such ADSs on such date, but such surrender shall, provided that all such conditions have been satisfied, be effective to constitute the person or persons entitled to receive such ADSs as the record holder or holders thereof for all purposes at the Close of Business on the next succeeding day on which such ADS transfer books are open. Upon conversion of a Security, such person shall no longer be a Holder of such Security.

(c) The Company’s (or the ADS Depositary’s) delivery to the Holder of the full number of ADSs into which the Security is convertible, together with any Cash payment for such Holder’s fractional ADSs, will be deemed to satisfy the Company’s obligation to pay the principal amount of the Security and to satisfy the Company’s obligation to pay accrued and unpaid interest (including any Additional Interest) to but not including the Conversion Date. As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited.

(d) Upon surrender of a Security that is converted in part, the Company shall execute, and the Trustee shall, upon receipt of a Company Order, authenticate and deliver to the Holder, a new Security equal in principal amount of the unconverted portion of the Security surrendered.

4.04. Taxes on Conversion. If a Holder converts a Security, the Company shall pay any documentary, stamp or similar issue or transfer taxes or duties relating to the issuance or delivery of ADSs upon exercise of such conversion rights. However, the Holder shall pay any tax or duty which may be payable relating to any transfer involving the issuance or delivery of ADSs in a name other than the Holder’s name. The Conversion Agent may, without obligation, refuse to deliver the certificate representing ADSs being issued in a name other than the Holder’s name until the Conversion Agent receives a sum sufficient to pay any tax or duties which will be due because the ADSs are to be issued in a name other than the Holder’s name.

4.05. Company to Provide Ordinary Shares and ADSs. (a) The Company shall, prior to the issuance of any Securities hereunder, and from time to time as may be necessary, reserve at all times and keep available, free from preemptive rights, out of its authorized but unissued Ordinary Shares, a sufficient number of Ordinary Shares to permit the issuance of ADSs deliverable upon conversion of all of the Securities.

(b) All Ordinary Shares represented by ADSs that may be issued upon conversion of the Securities shall be newly issued shares or shares held in the treasury of the Company, shall be duly authorized, validly issued, fully paid and nonassessable and shall be free of any preemptive rights and free of any lien or adverse claim.

(c) The Company will deliver to the ADS Depositary, such Ordinary Shares required for the issuance of the ADSs by the ADS Depositary upon conversion of the Securities, plus written delivery instructions (if requested by the ADS Depositary) for such ADSs and any other information or documentation required by the ADS Depositary in connection with each deposit of the Ordinary Shares and issuance and delivery of the ADSs.

(d) The Company shall take all such actions and obtain all such approvals and registrations required for the payment in accordance herewith of ADSs deliverable upon the conversion of any Security, including the issuance of Ordinary Shares represented by such ADSs, the deposit thereof in accordance with the Deposit Agreement, the acceptance of such ADSs into the book-entry system maintained by the Depositary and the listing of such ADSs on each national securities exchange on which the ADSs are then listed. The ADSs, if any, due upon conversion of a Global Security shall be delivered by the Company in accordance with the Depositary’s customary practices.

(e) The Company shall maintain, as long as the Securities are outstanding, the effectiveness of a registration statement on Form F-6 relating to the ADSs and an adequate number of ADSs available for issuance thereunder such that freely tradeable ADSs can be delivered in accordance herewith upon conversion of the Securities. The Company shall comply with all securities laws regulating the offer and delivery of ADSs upon conversion of Securities.

4.06. Adjustment of Conversion Rate. The Conversion Rate shall be adjusted from time to time by the Company if any of the following events occur:

(a) If the Company, at any time or from time to time while any of the Securities are outstanding, issues Ordinary Shares as a dividend or distribution on Ordinary Shares, or if the Company effects a share split or share combination in respect of the Ordinary Shares, then the Conversion Rate shall be adjusted based on the following formula:

CR'=CR0x	OS' OS0

where

CR0	=	the Conversion Rate in effect at the Close of Business on the record date for such dividend or distribution, or effective date of such share split or combination, as applicable;

CR'	=	the Conversion Rate in effect immediately after the record date or effective date, as applicable;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the Close of Business on the record date or effective date, as applicable; and

OS'	=	the number of Ordinary Shares outstanding immediately after and solely as a result of such event.

Such adjustment shall become effective immediately prior to 9:00 a.m., New York City time, on the Business Day following the record date for such dividend or distribution or the effective date of such share split or share combination. The Company will not pay any dividend or make any distribution on Ordinary Shares held in treasury by the Company. If any dividend or distribution of the type described in this Section 4.06(a) is declared but not so paid or made, or the outstanding Ordinary Shares are not split or combined, as the case may be, the Conversion Rate shall again be adjusted to the Conversion Rate which would then be in effect if such dividend, distribution, share split or share combination had not been declared.

(b) If the Company, at any time or from time to time while any of the Securities are outstanding, issues to all or substantially all holders of its outstanding Ordinary Shares any rights or warrants (other than pursuant to any dividend reinvestment or share purchase plans) entitling them for a period of not more than 45 days from the issuance date thereof to subscribe for or purchase Ordinary Shares (directly or in the form of ADSs), or securities convertible into Ordinary Shares or ADSs, at a price per share less than the average of the Closing Prices of the ADSs divided by the number of Ordinary Shares than represented by each ADS over the five consecutive Trading Day period ending on the Trading Day immediately preceding the date of announcement of such issuance, the Conversion Rate shall be adjusted based on the following formula:

CR'=CR0x	OS 0+X OS0+Y

where

CR0	=	the Conversion Rate in effect at the Close of Business on the record date for such issuance;

CR'	=	the Conversion Rate in effect immediately after the record date for such issuance;

OS0	=	the number of Ordinary Shares outstanding at the Close of Business on the record date for such issuance;

X	=	the total number of Ordinary Shares issuable (directly or in the form of ADSs) pursuant to such rights or warrants; and

Y	=	the number of Ordinary Shares equal to the aggregate price payable to exercise such rights or warrants divided by the average of the Closing Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS over the five consecutive Trading Day period ending on the Trading Day immediately preceding the date of announcement of the issuance of such rights or warrants.

Such adjustment shall be successively made whenever any such rights or warrants are issued and shall become effective immediately prior to 9:00 a.m., New York City time, on the Business Day following the record date for such issuance. To the extent that Ordinary Shares (directly or in the form of ADSs) are not delivered pursuant to such rights or warrants upon the expiration or termination of such rights or warrants, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of Ordinary Shares (directly or in the form of ADSs) actually delivered. In the event that such rights or warrants are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect if the announcement with respect to such rights, warrants or convertible securities had not been made.

In determining whether any rights or warrants entitle the holders to subscribe for or purchase Ordinary Shares (directly or in the form of ADSs) at less than the average of the Closing Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS over the five consecutive Trading Day period ending on the Trading Day immediately preceding the date of announcement of such issuance, and in determining the aggregate price payable to exercise such rights or warrants, there shall be taken into account any consideration received by the Company for such rights or warrants and any amount payable on exercise thereof, the value of such consideration, if other than Cash, to be determined in good faith by the Company’s Board of Directors.

(c) In case the Company shall, by dividend or otherwise, distribute to all or substantially all holders of Ordinary Shares (other than pursuant to a distribution covered by Section 4.06(a)), evidences of its Indebtedness or other non-cash assets (including shares of capital stock or similar equity interest in or relating to a subsidiary or other business unit), or rights or warrants, but excluding dividends, distributions and rights or warrants covered by Section 4.06(a), Section 4.06(b) or Section 4.06(e) (in each case pursuant to which an adjustment is made) (any of such shares of capital stock, Indebtedness, or other assets or property hereinafter in this Section 4.06(c) called the “Distributed Property”), then, in each such case the Conversion Rate shall be adjusted based on the following formula:

CR'=CR0x	SP0 SP0-FMV

where

CR0	=	the Conversion Rate in effect at the Close of Business on the record date for such distribution;

CR'	=	the Conversion Rate in effect immediately after the record date for such distribution;

SP0	=	the average of the Closing Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS over the five consecutive Trading Day period ending on the Trading Day immediately preceding the record date for such distribution; and

FMV	=	the fair market value (as determined in good faith by the Company’s Board of Directors) of the portion of Distributed Property with respect to each outstanding Ordinary Share on the record date for such distribution.

Such adjustment shall become effective immediately prior to 9:00 a.m., New York City time, on the Business Day following the record date for such distribution; provided that if the then fair market value (as so determined) of the portion of the Distributed Property so distributed applicable to one Ordinary Share is equal to or greater than SP0 as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall have the right to receive, for each $1,000 principal amount of Securities upon conversion, the amount of Distributed Property such holder would have received had such holder owned a number of Ordinary Shares equal to the Conversion Rate multiplied by the number of Ordinary Shares then represented by each ADS on the record date fixed for determination for Shareholders entitled to receive such distribution. If such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such record date had not been fixed. If the Board of Directors determines the fair market value of any distribution for purposes of this Section 4.06(c) by reference to the actual or when issued trading market for any securities, it shall in doing so consider the prices in such market over the same period used in computing the average of the Closing Prices of the ADSs divided by the number of Ordinary Shares then represented by each ADS for purposes of calculating SP0 in the formula in this Section 4.06(c).

With respect to an adjustment pursuant to this Section 4.06(c) where there has been a payment of a dividend or other distribution on the Ordinary Shares consisting of publicly traded shares of capital stock of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit of the Company (a “Spin-Off,” and any such dividend or distribution of shares of capital stock or equity interests being “Spin-Off Securities”), the Conversion Rate in effect immediately before the Close of Business on the 10th Trading Day immediately following, and including, the effective date for the distribution of the Spin-Off Securities shall be increased based on the following formula:

CR'=CR0x	FMV 0+MP0 MP0

where

CR0	=	the Conversion Rate in effect immediately prior to the Close of Business on the 10th Trading Day immediately following, and including, the effective date for the distribution of the Spin-Off Securities;

CR'	=	the Conversion Rate in effect from and after the Close of Business on the 10th Trading Day immediately following, and including, the effective date for the distribution of the Spin-Off Securities;

FMV0	=	the average of the Closing Prices of the capital stock or similar equity interest distributed to holders of Ordinary Shares applicable to one Ordinary Share over the first 10 consecutive Trading Day period immediately following, and including, the effective date of the Spin-Off; and

MP0	=	the average of the Closing Prices of ADSs, divided by the number of Ordinary Shares then represented by each ADSs, over the first 10 consecutive Trading Day period immediately following, and including, the effective date of the Spin-Off.

Such adjustment shall occur at the Close of Business on the 10th Trading Day immediately following, and including, the effective date of the Spin-Off. If an adjustment to the Conversion Rate is required under this Section 4.06(c) in respect of Securities that have been tendered for conversion within the first 10 Trading Days immediately following, and including, the effective date of any Spin-Off, delivery of the related ADSs and Cash, if any, as the case may be, shall be delayed to the extent necessary in order to complete the calculations provided for in connection with a Spin-Off.

Rights or warrants distributed by the Company to all holders of Ordinary Shares entitling the holders thereof to subscribe for, purchase or convert into shares of the Company’s capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events (“Trigger Event”): (x) are deemed to be transferred with such Ordinary

Shares; (y) are not exercisable; and (z) are also issued in respect of future issuances of Ordinary Shares, shall be deemed not to have been distributed for purposes of this Section 4.06(c), (and no adjustment to the Conversion Rate under this Section 4.06(c), will be required) until the occurrence of the earliest Trigger Event, whereupon such rights or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 4.06(c). If any such right or warrant, including any such existing rights or warrants distributed prior to the date of this First Supplemental Indenture, are subject to events, upon the occurrence of which such rights or warrants become exercisable to purchase different securities, evidences of Indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and record date with respect to new rights or warrants with such rights (and a termination or expiration of the existing rights or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights or warrants or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 4.06(c) was made, (1) in the case of any such rights or warrants that shall all have been redeemed or repurchased without exercise by any holders thereof, the Conversion Rate shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or repurchase price received by a holder or holders of Ordinary Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all holders of Ordinary Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights or warrants had not been issued.

For purposes of this Section 4.06(c), Section 4.06(a) and Section 4.06(b), any dividend or distribution to which this Section 4.06(c) is applicable that also includes Ordinary Shares, or rights or warrants to subscribe for or purchase Ordinary Shares (directly or in the form of ADSs) to which Section 4.06(a) or 4.06(b) applies (or both), shall be deemed instead to be (1) a dividend or distribution of the evidences of Indebtedness, assets or shares of capital stock other than such Ordinary Shares or rights or warrants to which Section 4.06(a) or 4.06(b) applies (and any Conversion Rate adjustment required by this Section 4.06(c) with respect to such dividend or distribution shall then be made) immediately followed by (2) a dividend or distribution of such Ordinary Shares or such rights or warrants to which Section 4.06(a) or 4.06(b) applies (and any further Conversion Rate adjustment required by Section 4.06(a) or 4.06(b) with respect to such dividend or distribution shall then be made), except (A) the record date of such dividend or distribution shall be substituted for “the record date,” “the record date or effective date,” “the record date for such dividend or distribution or the effective date of such share split or share combination” and “the record date for such issuance” within the meaning of Section 4.06(a) and Section 4.06(b) and (B) any Ordinary Shares included in such dividend or distribution shall not be deemed “outstanding immediately prior to the record date or effective date” within the meaning of Section 4.06(a).

(d) If a cash dividend or distribution is made to all or substantially all holders of Ordinary Shares (other than (i) in connection with the Company’s liquidation, dissolution or winding up or (ii) distributions described in Section (e)), the Conversion Rate shall be adjusted based on the following formula:

CR'=CR0×	SP0 SP0–C

where

CR0	=	the Conversion Rate in effect at the Close of Business on the record date for such dividend or distribution;

CR'	=	the Conversion Rate in effect immediately after the record date for such distribution;

SP0	=	the average Closing Price of the ADSs, divided by the number of Ordinary Shares then represented by each ADS, over the five consecutive Trading Day period ending on the Trading Day immediately preceding the record date for such dividend or distribution; and

C	=	the amount in cash per share the Company dividends or distributes to holders of Ordinary Shares.

Such adjustment shall become effective immediately after the Close of Business on the record date for such dividend or distribution; provided that if the portion of the cash so distributed applicable to one Ordinary Share is equal to or greater than SP0 as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall have the right to receive, for each $1,000 principal amount upon conversion, the amount of cash such Holder would have received had such Holder owned a number of Ordinary Shares equal to the Conversion Rate on the record date for such distribution multiplied by the number of Ordinary Shares then represented by each ADS, without having to convert the Securities. If such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

For the avoidance of doubt, for purposes of this Section 4.06(d), in the event of any reclassification of the Ordinary Shares as a result of which the ADSs represent more than one class of Ordinary Shares, if an adjustment to the Conversion Rate is required pursuant to this Section 4.06(d), references in this Section to one Ordinary Share or Closing Price of one ADSs (as divided by the number of Ordinary Shares then represented by each ADS) shall be deemed to refer to a unit or to the price of a unit consisting of the number of shares of each class of Ordinary Shares equal to the numbers of shares of such class issued in respect of one Ordinary Share in such reclassification. The above provisions of this paragraph shall similarly apply to successive reclassifications.

(e) If the Company or any of its Subsidiaries makes a distribution of cash or other consideration in respect of a tender offer or exchange offer for all or any portion of the Ordinary Shares, or ADSs representing Ordinary Shares, in which such cash and the value of any such other consideration included in the distribution per Ordinary Share, or equivalent distribution per Ordinary Share then represented by the ADSs, validly tendered or exchanged exceeds the Closing Price of the ADSs, divided by the number of Ordinary Shares then represented by each ADS, on the 10th Trading Day immediately following the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), the Conversion Rate shall be increased based on the following formula:

CR'=CR0×	AC+(SP'×OS') OS0×SP'

where

CR0	=	the Conversion Rate in effect immediately before the Close of Business on the expiration date;

CR'	=	the Conversion Rate in effect on and after the expiration date;

AC	=	the aggregate value of all cash and any other consideration (as determined in good faith by the Company’s Board of Directors) distributed (or to be distributed) for Ordinary Shares purchased (directly or in form of ADSs) in such tender or exchange offer;

OS0	=	the number of Ordinary Shares outstanding immediately prior to the time such tender or exchange offer expires (including shares (directly or in the form of ADSs) validly tendered and not withdrawn in connection with the tender or exchange offer but excluding shares held in treasury);

OS'	=	the number of Ordinary Shares outstanding as of the last time tenders or exchanges could have been made pursuant to such tender or exchange offer (excluding any shares (directly or in the form of ADSs) validly tendered and not withdrawn pursuant to the tender or exchange offer or shares held in treasury); and

SP'	=	the average of the Closing Prices of the ADSs, divided by the number of Ordinary Shares then represented by each ADS, over the 10 consecutive Trading Day period commencing on the Trading Day immediately following the date such tender or exchange offer expires.

Such adjustment shall become effective immediately after the Close of Business on the date such tender offer or exchange offer expires. If an adjustment to the Conversion Rate is required under this Section 4.06(e) in respect of Securities that have been tendered for conversion within the first 10 Trading Days immediately following, and including, the date such tender or exchange offer expires, delivery of the related ADSs and Cash, if any, as the case may be, shall be delayed to the extent necessary in order to complete the calculations provided for in connection with such tender offer or exchange offer.

If the Company or a Subsidiary is obligated to repurchase Ordinary Shares or ADSs pursuant to any such tender or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases or all or any portion of such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender or exchange offer had not been made or had only been made in respect of the purchases that had been effected. If an adjustment to the Conversion Rate is required under this Section 4.06(e) in respect of Securities that have been tendered for conversion, but have not yet been converted into ADSs and Cash, if any, delivery of the related ADSs and Cash, as the case may be, shall be delayed to the extent necessary in order to complete the calculations provided for in this Section 4.06(e).

(f) For purposes of this Section 4.06 the term “record date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Ordinary Shares (including Ordinary Shares represented by ADSs) have the right to receive any cash, securities or other property or in which the Ordinary Shares (including Ordinary Shares represented by ADSs), or other applicable security, is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

(g) If application of the formulas provided in Sections 4.06(a), 4.06(b), 4.06(c), 4.06(d) or 4.06(e) would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate shall be made except in the case of a share split or combination of the Ordinary Shares.

(h) In any case in which this Section 4.06 shall require that an adjustment be made following a record date, effective date or expiration date, as the case may be, established for purposes of this Section 4.06, the Company may elect to defer (but only until five Business Days following the filing by the Company with the Trustee of the certificate described in Section 4.11) issuing to the Holder of any Security converted after such record date, effective date or expiration date the ADSs or other consideration issuable upon such conversion over and above the ADSs and other consideration upon such conversion only on the basis of the Conversion Rate prior to adjustment; and, in lieu of the ADSs and other consideration the payment of which, if so deferred, the Company shall issue or cause its transfer agents to issue due bills or other appropriate evidence prepared by the Company of the right to receive such ADSs or other consideration. If any distribution in respect of which an adjustment to the Conversion Rate is required to be made as of the record date, effective date or expiration date therefor is not thereafter made or paid by the Company for any reason, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect if such record date had not been fixed or such effective date or expiration date had not occurred.

(i) If one or more events occur requiring an adjustment be made to the Conversion Rate for a particular period, adjustments to the Conversion Rate shall be determined by the Company’s Board of Directors to reflect the combined impact of such Conversion Rate adjustments, as set out in this Section 4.06, during such period.

4.07. No Adjustment. No adjustment in the Conversion Rate shall be required unless the adjustment would result in a change in the Conversion Rate of at least 1.00%; provided, however, that any adjustment which by reason of this Section 4.07 is not required to be made shall be carried forward and taken into account in subsequent adjustments; provided, further, however, that adjustments not otherwise made by reason of this Section 4.07 will be made upon conversion of any Securities. All calculations under this Article 4 shall be made to the nearest one-ten thousandth (1/10,000) of a cent or to the nearest one-ten thousandth (1/10,000) of an ADS, as the case may be.

No adjustment to the Conversion Rate need be made pursuant to Section 4.06 for a transaction if Holders shall participate in the transaction without conversion on a basis and with notice that the Board of Directors of the Company determines in good faith to be fair and appropriate in light of the basis and notice on which holders of Ordinary Shares participate in the transaction.

Whenever a provision of the Indenture requires the calculation of an average of the Closing Price over a span of multiple days, the Company will make appropriate adjustments to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the “ex” date of the event occurs, at any time during the period from which the average is to be calculated.

4.08. Shareholder Rights Plans. In the event the Company adopts or implements a shareholder rights plan pursuant to which rights, whether pursuant to the Articles of Association, a Board Resolution or agreement, are distributed to the holders of the Ordinary Shares, such shareholder rights plan will provide that each Ordinary Share represented by the ADSs issued upon conversion of the Securities at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights, and there shall not be any adjustment to the conversion privilege or Conversion Rate at any time prior to the distribution of separate certificates representing such rights. If, however, prior to any conversion, the rights have separated from the Ordinary Shares, the Conversion Rate will be adjusted at the time of separation as if the Company distributed to all holders of Ordinary Shares, the Company’s assets, debt securities or rights as described in Section 4.06(c), subject to readjustment in the event of the expiration, termination or redemption of such rights.

4.09. Effect of Reclassification, Consolidation, Merger or Sale on Conversion Privilege. If (1) there shall occur (a) any reclassification of the Ordinary Shares (other than a change in par value, or from par value to no par value, or from no par value to par value, or a change as a result of a subdivision or combination of the Ordinary Shares); (b) a statutory share exchange, consolidation, merger or combination involving the Company; or (c) a sale or conveyance to another Person of all or substantially all of the property and assets of the Company, directly or indirectly; and (2) pursuant to such reclassification, statutory share exchange, consolidation, merger, combination, sale or conveyance, holders of outstanding Ordinary Shares (directly or in the form of ADSs) would be entitled to receive stock, other securities, other property or assets (including Cash or any combination thereof) for such Ordinary Shares (any such event a “Merger Event”), then the Company, or such successor or surviving, purchasing or transferee Person, as the case may be, shall, as a condition precedent to such Merger Event, execute and deliver to the Trustee a supplemental indenture signed by the principal executive officer, principal financial officer or principal accounting officer of the Company and at least one other Officer of the Company and providing that, at the effective time of the Merger Event, the right to convert each Security will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including Cash or any combination thereof) that a holder of a number of Ordinary Shares represented by the ADSs issuable upon conversion of such Securities based on the Conversion Rate in effect immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property”) upon such transaction, subject to the provisions of Section 4.02. If the Merger Event causes the Ordinary Shares (including Ordinary Shares represented by ADSs) to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the Reference Property into which the Securities will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Ordinary Shares (including Ordinary Shares represented by ADSs) that affirmatively make such an election. None of the foregoing provisions shall affect the right of a holder of Securities to convert its Securities in accordance with the provisions of this Article 4 prior to the effective date of such Merger Event. Such supplemental indenture shall provide for adjustments of the Conversion Rate which shall be as nearly equivalent as may be practicable to the adjustments of the Conversion Rate provided for in this Article 4. The provisions of this Section 4.09 shall similarly apply to successive Merger Events.

4.10. Other Adjustments. (a) Subject to applicable stock exchange rules and listing standards, the Company shall be entitled to increase the Conversion Rate by any amount for a period of at least 20 days if the Board of Directors determines that such increase would be in the best interests in the Company, provided the Company has given to Holders at least 15 days’ prior notice, in accordance with Section 1.04, of any such increase in the Conversion Rate. Subject to applicable stock exchange rules and listing standards, the Company shall be entitled to increase the Conversion Rate, in addition to the events requiring an increase in the Conversion Rate pursuant to Section 4.06, as it in its discretion shall determine to be advisable in order to avoid or diminish any tax to shareholders in connection with any stock dividends, subdivisions of shares, distributions of rights to purchase stock or securities or distributions of securities convertible into or exchangeable for stock hereafter made by the Company to its shareholders.

(b) If the number of Ordinary Shares represented by each ADS is changed, the Company will make appropriate adjustment to the Conversion Rate such that the number of Ordinary Shares represented by the ADSs into which the Securities are convertible remains the same.

(c) In the event that the facility for the ADSs maintained with the ADS Depositary pursuant to the Deposit Agreement is terminated for any reason, (i) Holders’ right to convert Securities into ADSs under this Article 4 shall become a right to convert Securities into Ordinary Shares at a Conversion Rate, subject to adjustment from time to time in accordance with this Article 4, equal to (A) the number of Ordinary Shares represented by each ADS immediately prior to such termination, multiplied by (B) the Conversion Rate applicable immediately prior to such termination, (ii) all references herein and in the Securities to the “ADSs” and the “Closing Price” will be deemed to refer to the “Ordinary Shares” and the ‘Closing Price’ of the Ordinary Shares, respectively, and (iii) the Company shall make such other adjustments to the provisions hereunder and in the Securities as the Board of Directors determines in good faith are required to reflect such change.

4.11. Notice of Adjustment. Whenever the Conversion Rate or conversion privilege is adjusted, the Company shall promptly mail to Holders a notice of the adjustment in accordance with Section 1.04, and file with the Trustee an Officers’ Certificate briefly stating the Conversion Rate, the facts requiring the adjustment and the manner of computing it. Unless and until the Trustee shall receive an Officers’ Certificate setting forth an adjustment of the Conversion Rate, the Trustee may assume without inquiry that the Conversion Rate has not been adjusted and that the last Conversion Rate of which it has knowledge remains in effect.

4.12. Trustee’s / Conversion Agent’s Disclaimer. Neither the Trustee nor the Conversion Agent shall have any duty to determine when an adjustment under this Article 4 should be made, how it should be made or what such adjustment should be, but may accept as conclusive evidence of that fact or the correctness of any such adjustment set forth in, and shall be protected in relying upon, an Officers’ Certificate, including the Officers’ Certificate with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 4.11. Neither the Trustee nor the Conversion Agent make any representation as to the validity or value of any securities or assets issued upon conversion of Securities, and shall not be responsible for the Company’s failure to comply with any provisions of this Article 4. Neither the Trustee nor the Conversion Agent shall have any obligation to monitor the price of the ADSs or the Ordinary Shares.

The Trustee shall not be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture executed pursuant to Section 4.09, but may accept as conclusive evidence of the correctness thereof, and shall be fully protected in relying upon, the Officers’ Certificate and Opinion of Counsel with respect thereto which the Company is obligated to file with the Trustee pursuant to Section 4.09.

4.13. Settlement Upon Conversion. If Securities are surrendered for conversion after the Close of Business on a Record Date for the payment of interest but prior to 9:00 a.m., New York City time on the corresponding Interest Payment Date, a Holder of such Securities at the Close of Business, on such Record Date will receive the interest payable on such Securities on the corresponding Interest Payment Date notwithstanding the conversion of those Securities prior to that Interest Payment Date, assuming such Holder was the holder of record of such Securities at the Close of Business on such Record Date; provided, however, that each Holder agrees, by accepting a Security, that if the Holder surrenders any Securities for conversion during such period, such Holder must pay the Company at the time such Holder surrenders its Securities for conversion interest in accordance with the next sentence. Securities surrendered for conversion during the period from the Close of Business on any Record Date to 9:00 a.m., New York City time, on the immediately following Interest Payment Date, must be accompanied by funds equal to the amount of interest (including Additional Interest, if any) payable on such Interest Payment Date on the Securities so converted; provided that no such payment need be made (a) if the Company has specified a Fundamental Change Purchase Date in respect of the Securities that is after the Close of Business on a Record Date and on or prior to 9:00 a.m., New York City time on the corresponding Interest Payment Date; (b) in respect of any conversion which occurs after the Close of Business on the Record Date for the interest payment due on the Maturity Date and on or prior to the Maturity Date or (c) to the extent of any overdue interest, if any such amount exists at the time of conversion with respect to such Security.

ARTICLE 5

SUPPLEMENTAL COVENANTS

5.01. Payment of Securities. The Company shall promptly make all payments in respect of the Securities on the dates and in the manner provided in the Securities and this First Supplemental Indenture, including payments of Cash and ADSs due upon conversion. The principal amount and Purchase Price and accrued and unpaid interest shall be considered paid on the date it is due if the Paying Agent holds by 11:00 a.m., New York City time, on such date, in accordance with this First Supplemental Indenture, Cash designated and sufficient for the payment of all such amounts then due. The Company shall, to the fullest extent permitted by law, pay interest on overdue principal and overdue installments of interest and Additional Interest, if any, at the rate borne by the Securities per annum.

The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue amounts from time to time on demand at the rate then in effect; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Interest, if any (in each case, without regard to any applicable grace periods), from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

Each installment of accrued and unpaid interest and Additional Interest, if any, on the Securities due on any Interest Payment Date may be paid by mailing checks for the amount payable to or upon the written order of the Holders entitled thereto as they shall appear on the registry books of the Company, provided, however, that with respect to any Holder with an aggregate principal amount in excess of $5,000,000, at the application of such Holder in writing to the Registrar not later than the relevant record date accrued and unpaid interest and Additional Interest, if any, on such Holder’s Securities shall be paid by wire transfer in immediately available funds to such Holder’s account in the United States supplied by such Holder from time to time to the Trustee and Paying Agent (if different from Trustee); provided further, that payment of accrued and unpaid interest and Additional Interest, if any, made to the Depositary shall be paid by wire transfer in immediately available funds in accordance with such wire transfer instructions and other procedures provided by the Depositary from time to time.

Nothing herein shall preclude any tax withholding required by law or regulation within any jurisdiction in which the Company or any successor are organized or resident for tax purposes or through which payment is made (each, as applicable, a “Relevant Taxing Jurisdiction”), if such withholding or deduction is required by law or by regulation or governmental policy having the effect of law. In the event that any such withholding or deduction is so required, the Company shall pay to the Holder of each Security such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amounts received by the Holder after such withholding or deduction (and after deducting any taxes on the Additional Amounts) shall equal the amounts which would have been received by such Holder had no such withholding or deduction been required, except that no Additional Amounts shall be payable:

(a) for or on account of:

(i) any tax, duty, assessment or other governmental charge that would not have been imposed but for:

(A)	the existence of any present or former connection between the Holder or beneficial owner of such Security, and the Relevant Taxing Jurisdiction other than merely holding such Security or the receipt of payments thereunder, including, without limitation, such Holder or beneficial owner being or having been a national, domiciliary or resident of such Relevant Taxing Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein;

(B)	the presentation of such Security (in cases in which presentation is required) more than 30 days after the later of the date on which the payment of the principal of, premium, if any, and interest on, such Security became due and payable pursuant to the terms thereof or was made or duly provided for; or

(C)	the failure of the Holder or beneficial owner to comply with a timely request from the Company or any successor, addressed to the Holder or beneficial owner, as the case may be, to provide certification, information, documents or other evidence concerning such Holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Taxing Jurisdiction, or to make any declaration or satisfy any other reporting requirement relating to such matters, if and to the extent that due and timely compliance with such request is required by law, regulation or administrative practice of the Relevant Taxing Jurisdiction to reduce or eliminate any withholding or deduction as to which Additional Amounts would have otherwise been payable to such Holder or beneficial owner;

(ii) any estate, inheritance, gift, sale, transfer, capital gains, excise, personal property or similar tax, assessment or other governmental charge;

(iii) any tax, duty, assessment or other governmental charge that is payable otherwise than by withholding from payments under or with respect to the Securities; or

(iv) any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (i), (ii) or (iii); or

(b) with respect to any payment of the principal of, or premium, if any, or interest on, such Security to a Holder, if the Holder is a fiduciary, partnership or person other than the sole beneficial owner of any payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Taxing Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner or beneficial owner been the Holder thereof.

Whenever there is mentioned in any context the payment of interest on, principal of, and any premium on, any Security, such mention shall be deemed to include payment of Additional Amounts provided for in this Indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

5.02. Reports and Certain Information. The Company shall deliver to the Trustee, within 30 days after it is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, copies of its annual report and the information, documents and other reports which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act; provided, however, that any such reports, information or documents filed with the Commission pursuant to its Electronic Date Gathering, Analysis and Retrieval (or EDGAR) system shall be deemed delivered to the Trustee; and provided further, that if the Company is not required to file such documents or reports with the Commission, the Company will deliver such documents and reports to the Trustee and the Holders of the Securities within 30 days after the same would have been required to be filed with the SEC had the Company been required to file such document and reports.

5.03. Stay, Extension and Usury Laws. The Company covenants, to the extent it may lawfully do so, that it shall not at any time insist upon, plead or in any manner whatsoever claim or take the benefit or advantage of any stay, extension or usury law or other law which would prohibit or forgive the Company from paying all or any portion of the principal amount or Purchase Price in respect of Securities, or any interest (including any Additional Interest) on the Securities as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of the Indenture, and the Company, to the extent it may lawfully do so, hereby expressly waives all benefit or advantage of any such law and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee or any Agent, but shall suffer and permit the execution of every such power as though no such law had been enacted.

5.04. Additional Interest Notice. In the event that the Company elects to pay Additional Interest to the Holders pursuant to Section 6.03, the Company will provide written notice to the Trustee as set forth in Section 6.03.

ARTICLE 6

DEFAULT AND REMEDIES

6.01. Events of Default. An “Event of Default” shall occur if:

(a) the Company defaults in the payment of any accrued and unpaid interest (including Additional Interest, if any) when due and payable, and such default continues for a period of 30 days;

(b) the Company defaults in the payment of any principal of or any premium on any of the Securities when the same becomes due and payable, whether at maturity or on a Purchase Date;

(c) the Company fails to deliver all ADSs or Reference Property, as applicable, when the same is required to be delivered upon conversion of any Securities;

(d) the Company fails to provide the Fundamental Change Company Notice when required by this First Supplemental Indenture;

(e) the Company fails to comply with any of its agreements contained in the Indenture or the Securities, which failure continues for 60 days after written notice of such default from the Trustee or Holders of at least 25% in aggregate principal amount of the Securities then outstanding to the Company has been received by the Company. The notice given pursuant to this Section 6.01, specify the Default and demand that it be remedied and state that the notice is a “Notice of Default.” When any Default under this Section 6.01 is cured in accordance herewith, it shall cease to be a Default;

(f) (i) the Company fails, or any of the Company’s Subsidiaries fails, to make any payment by the end of any applicable grace period after maturity of principal and/or accrued interest with respect to any obligations for Indebtedness of the Company or any Subsidiary of the Company, in the aggregate principal amount then outstanding of $25 million (or its foreign equivalent at the time) or more, or (ii) the acceleration of principal and/or accrued interest with respect to any Indebtedness of the Company or any Subsidiary of the Company in the aggregate principal amount then outstanding of $25 million (or its foreign equivalent at the time) or more if in the case of (i) and (ii) above, such failure is not cured or waived, or such acceleration is not rescinded, within 30 days after written notice of such default from the Trustee or Holders of at least 25% in principal amount of the Securities then outstanding has been received by the Company;

(g) the Company or any of its Subsidiaries becomes subject to any judgment or judgments for the payment of money in an aggregate amount in excess of $40 million (or its foreign currency equivalent at the time) and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect;

(h) a court having jurisdiction enters (A) a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company or any Significant Subsidiary bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company or any Significant Subsidiary under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its or any of their property, or ordering the winding-up or liquidation of its affairs, and in each case such decree or order remains unstayed and in effect for 60 consecutive days; or

(i) the Company or any Significant Subsidiary commences a voluntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by the Company or any Significant Subsidiary to either the entry of a decree or order for relief in respect of the Company or such Significant Subsidiary in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or any Significant Subsidiary, or the filing by the Company or any Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable law, or the consent by the Company or any Significant Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Significant Subsidiary or of any substantial part of its or any of their property, or the making by the Company or any Significant Subsidiary of an assignment for the benefit of creditors, or the admission by the Company or any Significant Subsidiary in writing of its inability to pay its debts generally as they become due, or the authorization of any such action by the Board of Directors of the Company.

The Trustee shall not be charged with knowledge of any Event of Default unless written notice thereof shall have been given to a Responsible Officer at the Corporate Trust Office of the Trustee by the Company (including, without limitation, pursuant to Section 6.07 of the Base Indenture), the Paying Agent, any Holder or any agent of any Holder, which notice references the Securities and this First Supplemental Indenture.

6.02. Acceleration; Rescission and Annulment.

(a) If an Event of Default described in (h) or (i) of Section 6.01 with respect to the Company shall occur and be continuing, then the principal amounts of the Securities and all accrued but unpaid interest on the Securities will automatically become immediately due and payable. If any Event of Default, other than an Event of Default described in (h) or (i) of Section 6.01 with respect to the Company, with respect to the Securities shall occur and be continuing, then, and in each and every such case, either the Trustee or the holders of 25% or more in principal amount of the Securities may (and upon the written request of the holders of a majority in principal amount of the Securities, the Trustee shall) declare the principal of and all accrued but unpaid interest on the Securities, if not then due and payable, to be due and payable, and upon any such declaration the same shall become and be immediately due and payable, anything in this Indenture or in the Securities contained to the contrary notwithstanding.

(b) This Section 6.02 is subject to the condition that, if at any time after the principal of the Securities shall have been so declared to be due and payable, and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in the Indenture,

(A)	the Company has paid or deposited with the Paying Agent a sum sufficient to pay

(1)	all amounts owing the Trustee and any predecessor trustee under Section 11.01(a) of the Base Indenture;

(2)	all arrears of interest, if any, upon the Securities (with interest, to the extent that interest thereon shall be legally enforceable, on any overdue installment of interest at the rate borne by the Securities);

(3)	the principal of and premium, if any, on the Securities that have become due otherwise than by such declaration of acceleration and interest thereon; and

(4)	all other sums payable under this Indenture; and

(B)	every other Default and Event of Default under this Indenture shall have been resolved so that the conditions that caused such Default or Event of Default are no longer outstanding or have otherwise been remedied to the reasonable satisfaction of the Trustee or of the holders of a majority in principal amount of the Securities, or provision deemed by such holders to be adequate therefor shall have been made, then and in every such case the holders of a majority in principal amount of the Securities may, by written notice to the Company and the Trustee, on behalf of the holders of the Securities, waive the Event of Default by reason of which the principal of the Securities shall have been so declared to be due and payable and may rescind and annul such declaration and its consequences; provided, however, that no such waiver, rescission or annulment shall extend to or affect any subsequent Default or Event of Default or impair any right consequent thereon.

(c) Any declaration by the Trustee pursuant to this Section 6.02 shall be by written notice to the Company, and any declaration or waiver by the holders of Securities pursuant to this Section 6.02 shall be by written notice to the Company and the Trustee.

6.03. Other Remedies. (a) Notwithstanding anything to the contrary in the indenture, to the extent elected by the Company, the sole remedy for an Event of Default relating to the Company’s failure to comply with the covenant set forth in Section 5.02 hereof, for the failure to file any documents or reports that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act or for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act (any such obligation, the “Reporting Obligations”), shall (i) for the first 120 days after the occurrence of such an Event of Default consist exclusively of the right to receive additional interest on the Securities in an amount equal to 0.25% of the principal amount of the Securities and (ii) for the next 90 days after the expiration of such 120 day period consist exclusively of the right to receive additional interest on the Securities in an amount equal to an additional 0.25% of the principal amount of Securities (such amounts under each of clause (i) and (ii), “Additional Interest”). If the Company so elects, such Additional Interest will be payable on all outstanding Securities on or before the date on which the Event of Default first occurs in the case of the first extension period and on or before the 120th day after such Event of Default first occurs in the case of the second extension period. On the 121st day after such Event of Default (if such Event of Default has not been cured or waived prior to such 121st day and if the Additional Interest relating to the second extension period is not paid on or before such date) or on the 211th day after such Event of Default (if the Additional Interest relating to the second extension period was paid and the Event of Default relating to failure to comply with Reporting Obligations is not cured or waived prior to such 211th day), the Securities will be subject to acceleration. In order to elect to pay the Additional Interest as the sole remedy in respect of the first 210 days after the occurrence of an Event of Default relating to failure to comply with the Reporting Obligations, the Company must notify all Holders and the Trustee and the Paying Agent in writing of such election, in the case of the first extension period, on or before the Close of Business on the date on which such Event of Default first occurs and, in the case of the second extension period, on or before the 120th day after such Event of Default first occurs. The provisions set forth in this Section 6.03 will not affect the rights of Holders of Securities in the event of the occurrence of any other Event of Default. In the event the Company does not elect to pay the Additional Interest in accordance with this paragraph, the Securities will be subject to acceleration. Upon the Company’s failure to timely give such notice or pay the Additional Interest, the Securities will be subject to acceleration.

(b) Notwithstanding any other provision of this First Supplemental Indenture, if an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of amounts due with respect to the Securities or to enforce the performance of any provision of the Securities or this First Supplemental Indenture.

6.04. Waiver of Defaults and Events of Default. Subject to Section 8.02, the Holders of a majority in aggregate principal amount of the Securities then outstanding by notice to the Trustee may waive compliance by the Company in any instance with any provision of the Indenture or any past Default or Event of Default and its consequences, except a Default or Event of Default in the payment of the principal of or any interest (including Additional Interest, if any) on any Security or the payment of any applicable Purchase Price, or a failure by the Company to deliver ADSs (and Cash in lieu of any fractional ADSs) or Reference Property upon conversion in accordance with Article 4 or any Default or Event of Default in respect of any provision of this First Supplemental Indenture or the Securities that, under Section 8.02, cannot be modified or amended without the consent of the Holders of each outstanding Security. When a Default or Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or impair any consequent right. This Section 6.04 shall be in lieu of Section 316(a)(1)(B) of the Trust Indenture Act and such Section 316(a)(1)(B) is hereby expressly excluded from this First Supplemental Indenture, as permitted by the Trust Indenture Act.

6.05. Rights of Holders to Receive Payment and to Convert. Notwithstanding any other provision of this First Supplemental Indenture, the right of any Holder of a Security to receive payment in Cash of the principal amount, Purchase Price or interest (including Additional Interest, if any) on any Security, on or after the respective due dates expressed in the Security and this First Supplemental Indenture, receive ADSs (and Cash in lieu of fractional ADSs) upon conversion in accordance with Article 4 and to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, is absolute and unconditional and shall not be impaired or affected without the consent of the Holder.

ARTICLE 7

SUPPLEMENTAL PROVISIONS RELATING TO TRUSTEE

7.01. Reports by Trustee. (a) Within sixty (60) days after May 15 of each year commencing with the year 2008, the Trustee shall transmit to Holders such reports dated as of May 15 of the year in which such report is made concerning the Trustee and its actions under the Indenture as may be required pursuant to the Trust Indenture Act, including, without limitation, Section 313(a) thereof, at the times and in the manner provided pursuant thereto. In the event that, on any such reporting date, no events have occurred under the applicable sections of the Trust Indenture Act within the 12 months preceding such reporting date, the Trustee shall be under no duty or obligation to provide such reports. The Trustee shall also comply with Trust Indenture Act Section 313(b)(2). The Trustee shall transmit by mail all reports as required by Trust Indenture Act Section 313(c).

(b) A copy of each such report shall, at the time of such transmission to Holders, be delivered to the Company and filed by the Trustee with each stock exchange upon which the Securities are listed and with the Commission in accordance with Trust Indenture Act Section 313(d). The Company shall notify the Trustee in writing when the Securities are listed on any stock exchange and of any delisting thereof.

7.02. Trustee Makes No Representation. The recitals contained herein are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture. The Trustee shall not be accountable for the Company’s use of the proceeds from the Securities; the Trustee shall not be responsible for any statement in the Securities other than its authentication; and no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Trustee as to the accuracy or completeness of the information included or incorporated by reference in this First Supplemental Indenture or any other information supplied in connection with the Securities. All rights, protections, privileges, indemnities and benefits granted or afforded to the Trustee under the Indenture shall be deemed incorporated herein by this reference and shall be deemed applicable to all actions taken, suffered or omitted by the Trustee under this First Supplemental Indenture.

ARTICLE 8

AMENDMENTS, SUPPLEMENTS AND WAIVERS

8.01. Without Consent of Holders. The Company and the Trustee may amend or supplement the Indenture or the Securities without prior notice to, or consent of, any Holder, for any one or more of the following purposes:

(a) to add to the covenants and agreements to be observed and to add Events of Default, in each case for the protection or benefit of the Holders of the Securities, or to surrender any right or power conferred upon the Company;

(b) to add any Events of Default and to specify the rights and remedies of the Trustee and the Holders of the Securities;

(c) to evidence the succession of another corporation to the Company, or successive successions, and the assumption by such successor of the Company’s covenants and obligations in the Securities and the Indenture;

(d) to evidence and provide for the acceptance of appointment by a successor Trustee and to add to or change any provision of the Indenture as necessary for or facilitate the administration of the trusts hereunder by more than one Trustee;

(e) to secure the Securities;

(f) to evidence any changes to the Indenture for the removal or appointment of Trustee or replacement of Trustee resulting from merger, conversion or consolidation;

(g) to cure any ambiguity or to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the Indenture which shall not adversely affect the interests of the Holders of the Securities;

(h) to comply with the requirements of the Trust Indenture Act or the rules and regulations of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(i) to add guarantors or co-obligors with respect to the Securities;

(j) to permit the authentication and delivery of the Additional Securities;

(k) to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any of the Securities thereunder, provided that any such action shall not adversely affect the interests of any Holder of the Securities in any material respect as evidenced by an Opinion of Counsel;

(l) to make adjustments in accordance with the Indenture to the right to convert the Securities into reference property;

(m) to make provision with respect to adjustments to the Conversion Rate as required by the Indenture or to increase the Conversion Rate in accordance with the Indenture;

(n) to conform the text of this First Supplemental Indenture or the Securities to any provision under the caption “Description of the Notes” in the Prospectus to the extent such provision was intended to be a verbatim recitation of a provision of this First Supplemental Indenture or the Securities; or

(o) to make any change to the Indenture of a formal, minor or technical nature or necessary to correct a manifest error or to comply with mandatory provisions of applicable law as evidenced by an Opinion of Counsel so long as such change does not adversely affect the rights of the Holders in any material respect.

8.02. With Consent of Holders. With the consent of the Holders of a majority in aggregate principal amount of the Securities, the Company and the Trustee may amend or supplement the Indenture for the purpose of adding any provisions to or changing in any manner or eliminating any provisions of the Indenture or of modifying in any manner the rights of the Holders of the Securities; provided, however, that no such amendment or supplement shall, without the consent of the Holder of each outstanding Security affected thereby (and without the consent of the Trustee as to (c) below),

(a) extend the maturity of the principal of, or any installment of interest on, the Securities, or reduce the principal amount or the interest or any premium payable upon redemption of the Securities, or change the currency in which the principal of and premium, if any, or interest on the Securities is denominated or payable, or reduce the amount of the principal upon a declaration of acceleration of the maturity, or impair the right to institute suit for the enforcement of any payment on any Security or adversely affect the right of the Holders to convert the Security;

(b) reduce the percentage in principal amount of the Securities, the consent of whose Holders is required for any amendment or supplement, or the consent of whose Holders is required for any waiver of compliance with certain provisions of the Indenture or certain defaults and their consequences provided for the Indenture;

(c) modify the rights, duties or immunities of the Trustee;

(d) modify the provisions with respect to the repurchase rights of the Holders described in Article 3 in a manner adverse to Holders; or

(e) alter the manner of calculation or rate of accrual of interest, Purchase Price or the Conversion Rate (except in a manner provided for in the Indenture) on any Security or extend the time for payment of any such amount.

It shall not be necessary for the consent of the Holders under this Section 8.02 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

8.03. Notice of Consent or Waiver; Record Date.

After an amendment, supplement or waiver under Section 8.01 or this Section 8.02 becomes effective, the Company shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

The Company shall, at its discretion, set a record date for determining the identity of the Holder of the Securities entitled to give a written consent or waiver of compliance by the Company. Such record date shall not be more than 30 days prior to the first solicitation of such consent or waiver or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation pursuant to Section 312 of the Trust Indenture Act.

Promptly after the execution by the Company and the Trustee of any amendment or supplement, the Company shall mail a notice describing generally such amendment or supplement to the Holders of Securities at their addresses appearing in the Register. Any failure by the Company to mail such notice shall not impair or affect the validity of any such supplement or amendment.

8.04. Compliance with Trust Indenture Act. Every amendment to or supplement of the Indenture or the Securities shall comply with the Trust Indenture Act as in effect at the date of such amendment or supplement.

8.05. Revocation and Effect of Consents. Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to its Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment, supplement or waiver becomes effective. After any amendment, supplement or waiver becomes effective, it shall bind every applicable Holder.

8.06. Notation on or Exchange of Securities. If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder. Alternatively, if the Company or the Trustee so determines, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms.

8.07. Trustee to Sign Amendments, etc. The Trustee shall sign any amendment or supplemental indenture authorized pursuant to this Article 8 if the amendment or supplemental indenture does not adversely affect the rights, duties, liabilities or immunities of the Trustee in any material respect. If it does adversely affect the rights, duties, liabilities or immunities of the Trustee in any material respect, the Trustee may, in its sole discretion, but need not sign it. In signing or refusing to sign such amendment or supplemental indenture, the Trustee shall be provided with and, subject to Section 11.02 of the Base Indenture, shall be fully protected in relying upon, an Officers’ Certificate and an Opinion of Counsel stating that such amendment or supplemental indenture is authorized or permitted by the Indenture and that all conditions precedent to the effectiveness of such amendment or supplement have been satisfied or duly waived.

8.08. Effect of Supplemental Indentures. Upon the execution of any supplemental indenture under this Article, the Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of the Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

ARTICLE 9

SATISFACTION AND DISCHARGE

9.01. Satisfaction and Discharge of the Indenture. This First Supplemental Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this First Supplemental Indenture, when

(a) either

(i) all Securities theretofore authenticated and delivered (other than Securities that have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.07 of the Base Indenture) have been delivered to the Trustee for cancellation; or

(ii) all such Securities not theretofore delivered to the Trustee for cancellation have become due and payable whether at the Maturity Date, upon acceleration, with respect to any Purchase Date, upon conversion or otherwise and the Company deposits with the Paying Agent or Conversion Agent, as the case may be, Cash, ADSs or other consideration, or a combination thereof, as applicable hereunder, sufficient to pay on such date all amounts due and owing on all outstanding Securities (other than Securities replaced pursuant to Section 3.07 of the Base Indenture) on such date;

(b) the Company has paid or caused to be paid all other sums payable hereunder by the Company;

(c) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this First Supplemental Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this First Supplemental Indenture, the obligations of the Company to the Trustee under Section 11.01 of the Base Indenture and, if money shall have been deposited with the Trustee pursuant to Section 9.01(a)(ii), the obligations of the Trustee under Section 9.02 shall survive such satisfaction and discharge.

Notwithstanding anything herein to the contrary, Section 3.07, Section 6.02 and Section 11.01 of the Base Indenture and Section 2.04, Section 5.01, Section 5.03, and Article 4 and Article 9 of this First Supplemental Indenture, shall survive any discharge of this First Supplemental Indenture until such time as there are no Securities outstanding.

9.02. Repayment to the Company. The Trustee, the Paying Agent and the Conversion Agent shall return to the Company upon written request any Cash or securities held by them for the payment of any amount with respect to the Securities that remains unclaimed for two years, subject to applicable unclaimed property law. After return to the Company, Holders entitled to the Cash or securities must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person and the Trustee, the Paying Agent and the Conversion Agent shall have no further liability to the Holders with respect to such Cash or securities for that period commencing after the return thereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the date and year first above written.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

WILMINGTON TRUST COMPANY, as Trustee

By:	/s/ Geoffrey J. Lewis
Name:	Geoffrey J. Lewis
Title:	Senior Financial Services Officer

(Signature page to First Supplemental Indenture)

EXHIBIT A

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN. THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE AND, UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DEFINITIVE FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

[FORM OF FACE OF SECURITY]

TRINA SOLAR LIMITED

4.00% Convertible Senior Notes due July 15, 2013

No.	CUSIP: 89628EAA2	U.S. $[ ]
ISIN: US89628EAA29

Trina Solar Limited, a Cayman Islands company (the “Company,” which term shall include any successor Person under the Indenture referred to on the reverse hereof), promises to pay to Cede & Co., or registered assigns, the principal amount of [                ] ($[                ]) on July 15, 2013, and to pay interest thereon, in arrears, from and including the most recent interest payment date to which interest has been paid or duly provided for (or if no interest has been paid, from, and including July 23, 2008), to, but excluding, January 15 and July 15 of each year (each, an “Interest Payment Date”), beginning on January 15, 2009, at a rate of 4.00% per annum until the principal hereof is paid or made available for payment at July 15, 2013, or upon acceleration, or until such date on which this security is converted or purchased as provided herein. The interest so payable and punctually paid or duly provided for on any Interest Payment Date shall, as provided in the Indenture, be paid to the Person in whose name this Security is registered at the Close of Business on the regular record date for such interest, which shall be the January 1 or July 1 (whether or not a Business Day), as the case may be, immediately preceding the relevant Interest Payment Date (each, an “Interest Payment Record Date”), except as provided in the Indenture.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

[Signature page follows]

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IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

TRINA SOLAR LIMITED

By:
Name:
Title:

Trustee’s Certificate of Authentication: This is one of the Securities referred to in the within-mentioned Indenture.

Dated: [                    ]

WILMINGTON TRUST COMPANY, as Trustee

By:
Name:
Title:

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[FORM OF REVERSE SIDE OF SECURITY]

TRINA SOLAR LIMITED

4.00% CONVERTIBLE SENIOR NOTES DUE JULY 15, 2013

This Security is one of a duly authorized issue of 4.00% Convertible Senior Notes due July 15, 2013 (the “Securities”) of the Company issued under a first supplemental indenture, dated as of July 23, 2008 (the “Supplemental Indenture”), between the Company and Wilmington Trust Company, as trustee (the “Trustee”), supplemental to the indenture, dated as of July 23, 2008, between the Company and the Trustee (the “Base Indenture,” and together with the Supplemental Indenture, the “Indenture”). The terms of the Security include those stated in the Indenture, those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”), and those set forth in this Security. This Security is subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of all such terms. Capitalized terms used but not defined herein have the meanings assigned to them in the Indenture unless otherwise indicated.

1.	Interest.

Trina Solar Limited, a Cayman Islands company (the “Company”), promises to pay interest (including any Additional Interest) on the principal amount of this Security at the rate per annum shown above. The Company will pay interest (including any Additional Interest), payable semi-annually in arrears, on January 15 and July 15 of each year, with the first payment to be made on January 15, 2009. Interest on the Securities will accrue on the principal amount from, and including, the most recent date to which interest has been paid or provided for or, if no interest has been paid, from, and including, July 23, 2008, in each case to, but excluding, the next Interest Payment Date or Maturity Date, as the case may be. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

2.	Method of Payment.

Payment of the principal of, and interest (including any Additional Interest) on, the Securities shall be made at the office of the Paying Agent in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. The Holder must surrender this Security to a Paying Agent to collect payment of principal. Payment of interest on certificated Securities shall be made by check mailed to the address of the Person entitled thereto as such address appears in the Register; provided, however, that Holders with Securities in an aggregate principal amount in excess of $5.0 million shall be paid, at their written election, by wire transfer of immediately available funds. Notwithstanding the foregoing, so long as the Securities are registered in the name of a Depositary or its nominee, all payments with respect to the Securities shall be made by wire transfer of immediately available funds to the account of the Depositary or its nominee.

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3.	Paying Agent, Registrar, Conversion Agent.

Initially, the Trustee shall act as Paying Agent, Registrar and Conversion Agent. The Company or any Affiliate of the Company may act as Paying Agent, Registrar or Conversion Agent, subject to the terms of the Indenture.

4.	Indenture.

The Securities are general unsecured senior obligations of the Company initially limited to $138,000,000 aggregate principal amount. The Company may, without consent of the Holders, issue Additional Securities under the Indenture with the same terms as the Securities in an unlimited aggregate principal amount. The Indenture does not limit other debt of the Company, secured or unsecured.

5.	Repurchase by the Company.

Subject to the terms and conditions set forth in Article 3 of the First Supplemental Indenture, each Holder shall have the option to require the Company to repurchase its Securities upon (i) the Option Purchase Date and (ii) the occurrence of a Fundamental Change.

6.	Conversion.

Subject to the terms and conditions set forth in Article 4 of the Supplemental Indenture, a Holder of a Security may convert the principal amount of such Security into ADSs at ay time prior to the Close of Business on the third Business Day immediately preceding the Maturity Date, at the Conversion Rate in effect on the Conversion Date; provided, however, that, if such Security is submitted or presented for repurchase pursuant to Article 3 of the Supplemental Indenture, such conversion right shall terminate at the Close of Business on the Repurchase Date for such Security (unless the Company shall default in making the Repurchase Price payment when due, in which case the conversion right shall terminate at the Close of Business on the date such default is cured and such Security is repurchased).

7.	Denominations; Transfer; Exchange.

The Securities are in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. A Holder may register the transfer of or exchange Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay certain taxes, assessments or other governmental charges that may be imposed in relation thereto by law or permitted by the Indenture.

8.	Persons Deemed Owners.

The registered Holder of a Security may be treated as the owner of such Security for all purposes.

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9.	Unclaimed Money or Securities.

The Trustee and the Paying Agent shall return to the Company upon written request any Cash or securities held by them for the payment of any amount with respect to the Securities that remains unclaimed for two years, subject to applicable unclaimed property law. After return to the Company, Holders entitled to the Cash or securities must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person and the Trustee, the Paying Agent and the Conversion Agent shall have no further liability to the Holders with respect to such Cash or securities for that period commencing after the return thereof.

10.	Amendment, Supplement and Waiver.

Subject to certain exceptions, the Securities or the Indenture may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Securities then outstanding, and, subject to certain exceptions, an existing or future Default or Event of Default with respect to the Securities and its consequences or compliance with any provision of the Securities or the Indenture may be waived with the consent of the Holders of at least a majority in aggregate principal amount of the Securities then outstanding. Subject to the terms of the Indenture, without the consent of or notice to any Holder, the Company and the Trustee may amend or supplement the Indenture or the Securities to, among other things, cure any ambiguity, defect or inconsistency.

11.	Defaults and Remedies.

Subject to certain exceptions set forth in the Indenture, if an Event of Default (excluding an Event of Default specified in Sections 6.01(h) or 6.01(i) of the Supplemental Indenture with respect to the Company) occurs and is continuing, the Trustee by notice to the Company or the Holders of at least twenty five percent (25%) in principal amount of the Securities then outstanding by notice to the Company and the Trustee may declare the Securities to be due and payable. Upon such declaration, the principal of, and accrued and unpaid interest (including any Additional Interest) on, all Securities shall be due and payable immediately. If an Event of Default specified in Sections 6.01(h) or 6.01(i) of the Supplemental Indenture with respect to the Company occurs, the principal of, and accrued and unpaid interest on, all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

12.	Trustee Dealings with the Company.

Subject to certain limitations imposed by the TIA, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with and collect obligations owed to it by the Company or its Affiliates and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not the Trustee.

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13.	No Recourse Against Others.

No recourse under or upon any obligation, covenant or agreement of the Company contained in the Indenture, or in this Security, or because of any indebtedness evidenced thereby or hereby, shall be had against any incorporator, as such, or against any past, present or future employee, stockholder, officer or director, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or penalty by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Securities by the Holders and as part of the consideration for the issuance of the Securities.

14.	Authentication.

This Security shall not be valid until the Trustee or an authenticating agent signs the certificate of authentication on the other side of this Security. This Security may be authenticated by manual or facsimile signature.

15.	Abbreviations.

Customary abbreviations may be used in the name of the Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian) and UGMA (= Uniform Gifts to Minors Act).

16.	Governing Law.

THIS SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

17.	Copies of Indenture.

The Company shall furnish to any Holder, upon written request and without charge, a copy of the Indenture. Requests may be made to: Trina Solar Limited, No. 2 Tian He Road Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China, Facsimile No.: +86 519 8548 2008, Attention: Chief Financial Officer.

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ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to:

(Insert assignee’s social security or tax I.D. number)

(Print or type assignee’s name, address and zip code) and irrevocably appoint agent to transfer this Security on the books of the Company. The agent may substitute another to act for him or her.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Security)

*	Signature guaranteed by:

By:

*	The signature must be guaranteed by an institution which is a member of one of the following recognized signature guaranty programs: (i) the Securities Transfer Agent Medallion Program (STAMP); (ii) the New York Stock Exchange Medallion Program (MSP); (iii) the Stock Exchange Medallion Program (SEMP); or (iv) such other guaranty program acceptable to the Trustee.

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CONVERSION NOTICE

To convert this Security into ADSs of the Company, check the box:  ☐

To convert only part of this Security, state the principal amount to be converted (must be $1,000 or a integral multiple of $1,000): $

If you want the stock certificate made out in another person’s name, fill in the form below:

(Insert assignee’s social security or tax I.D. number)

(Print or type assignee’s name, address and zip code)

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Security)

*	Signature guaranteed by:

By:

*	The signature must be guaranteed by an institution which is a member of one of the following recognized signature guaranty programs: (i) the Securities Transfer Agent Medallion Program (STAMP); (ii) the New York Stock Exchange Medallion Program (MSP); (iii) the Stock Exchange Medallion Program (SEMP); or (iv) such other guaranty program acceptable to the Trustee.

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REPURCHASE NOTICE

To: Trina Solar Limited

The undersigned registered owner of this Security hereby irrevocably acknowledges receipt of a notice from Trina Solar Limited (the “Company”) as to the [Option Purchase Date][occurrence of a Fundamental Change with respect to the Company] and requests and instructs the Company to repurchase the entire principal amount of this Security, or the portion thereof (which is $1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Indenture referred to in this Security at the [Option][Fundamental Change] Purchase Price, together with accrued interest to, but excluding, the Purchase Date, to the registered Holder hereof.

Dated:

Signature(s)

Signature(s) must be guaranteed by a qualified guarantor institution with membership in an approved signature guarantee program pursuant to Rule 17Ad-15 under the Securities Exchange Act of 1934.

Signature Guaranty

Principal amount to be repurchased

(in an integral multiple of $1,000, if less than all):

NOTICE: The signature to the foregoing Election must correspond to the name as written upon the face of the Security in every particular, without alteration or any change whatsoever.

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SCHEDULE OF EXCHANGES OF SECURITIES

The following exchanges, repurchases or conversions of a part of this Global Security have been made:

Date of Exchange, Repurchase or Conversion	Amount of Decrease in Principal Amount of this Global Security	Amount of Increase in Principal Amount of this Global Security	Principal Amount of this Global Security Following Such Decrease or Increase	Signature of Authorized Signatory of Securities Custodian

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EXHIBIT B

The following table sets forth the Applicable Price, Adjustment Date and number of Additional ADSs to be received per $1,000 principal amount of the Company’s Securities, upon a conversion in connection with a Fundamental Change that occurs in the corresponding period to be determined by reference to the Applicable Price and Adjustment Date of the Fundamental Change:

	Adjustment Date
Applicable Price	July 23, 2008	July 15, 2009	July 15, 2010	July 15, 2011	July 15, 2012	July 15, 2013
$28.00	6.1984	6.1984	6.1984	6.1984	6.1984	6.1984
$30.00	5.3628	5.2291	4.9994	3.9807	3.6387	3.7790
$32.00	4.7117	4.4796	4.1017	3.2151	2.6235	1.6991
$34.00	4.1906	3.8965	3.4354	2.6389	1.8972	0.0000
$36.00	3.7824	3.4373	2.9366	2.2037	1.3870	0.0000
$38.00	3.4335	3.0708	2.5583	1.8732	1.0337	0.0000
$40.00	3.1424	2.7744	2.2667	1.6203	0.7919	0.0000
$42.00	2.8963	2.5310	2.0375	1.4248	0.6274	0.0000
$44.00	2.6858	2.3283	1.8538	1.2719	0.5154	0.0000
$46.00	2.5037	2.1571	1.7037	1.1506	0.4387	0.0000
$48.00	2.3444	2.0105	1.5787	1.0529	0.3853	0.0000
$50.00	2.2039	1.8835	1.4727	0.9729	0.3473	0.0000
$75.00	1.2222	1.0413	0.8110	0.5282	0.1889	0.0000
$100.00	0.7817	0.6734	0.5310	0.3502	0.1267	0.0000
$200.00	0.1670	0.1497	0.1238	0.0868	0.0334	0.0000

Exhibit 99.1

ADS LENDING AGREEMENT

Dated as of July 17, 2008

Among

TRINA SOLAR LIMITED (“Lender”),

and

CREDIT SUISSE SECURITIES (EUROPE) LIMITED (“Borrower”) and CREDIT

SUISSE, LONDON BRANCH, (“Collateral Agent”).

This Agreement sets forth the terms and conditions under which Borrower may borrow from Lender American Depositary Shares (as defined below) representing ordinary shares of Lender.

The parties hereto agree as follows:

Section 1. Certain Definitions. The following capitalized terms shall have the following meanings in this Agreement:

“American Depositary Shares” or “ADSs” means American Depositary Shares, each evidenced by an American Depositary Receipt (“ADR”), with each ADS representing an ownership interest in one hundred Ordinary Shares, par value $0.00001 per share, of Lender held by The Bank of New York Mellon, as depositary (including any successor depositary, the “Depositary”), under the Deposit Agreement between Lender and the Depositary dated December 18, 2006 (as from time to time amended, the “Deposit Agreement”, by and among Trina Solar Limited, the Depositary and owners and beneficial owners of ADSs issued thereunder from time to time).

“Bankruptcy Code” has the meaning set forth in Section 8(d).

“Bankruptcy Law” has the meaning set forth in Section 10(a).

“Borrower Default” has the meaning set forth in Section 10(a).

“Borrower Group” has the meaning set forth in Section 2(d).

“Borrowing Notice” has the meaning set forth in Section 2(b).

“Business Day” means a day on which regular trading occurs in the principal trading market for Lender’s ADSs and federal banks are not required or authorized to be closed in the City of New York.

“Cash” means any coin or currency of the United States as at the time shall be legal tender for payment of public and private debts.

“Clearing Organization” means The Depository Trust Company, or, if agreed to by Borrower and Lender, such other securities intermediary at which Borrower and Lender maintain accounts.

“Closing Price” on any day means, with respect to the ADSs (i) if the ADSs are listed or admitted to trading on a U.S. securities exchange or are included in the OTC Bulletin Board (operated by the Financial Industry Regulatory Authority, Inc.), the last reported sale price, regular way, in the principal trading session on such day on such market on which the ADSs are then listed or are admitted to trading (or, if the day of determination is not a Business Day, the last preceding Business Day) and (ii) if the ADSs are not so listed or admitted to trading or if the last reported sale price is not obtainable (even if the ADSs are listed or admitted to trading on such market), the average of the bid prices for the ADSs obtained from as many dealers in the ADSs (which may include Borrower or its affiliates), but not exceeding three, as shall furnish bid prices to Lender.

“Collateral” means the Collateral Account, and any Cash or Non-Cash Items deposited in the Collateral Account.

“Collateral Account” means an account or accounts maintained on the books of Collateral Agent as designated from time to time, which account shall initially be the account maintained on the books of Credit Suisse, London Branch.

“Collateral Agent” means Credit Suisse, London Branch, in its capacity as collateral agent for Lender hereunder, or any successor thereto under Section 20 and any additional collateral agent that may be named pursuant to Section 20.

“Collateral Deficit” has the meaning set forth in Section 4(a).

“Collateral Excess” has the meaning set forth in Section 4(b).

“Collateral Percentage” means 100%.

“Confirmation” has the meaning set forth in Section 2(b).

“Conversion Rate” means an initial conversion rate of 29.5159 ADSs per $1,000 principal amount of Convertible Notes, as adjusted from time to time pursuant to the terms of the Indenture.

“Convertible Note Underwriting Agreement” means the Underwriting Agreement, dated as of the date hereof, between Lender and the underwriters named therein relating to the registered public offering of the Convertible Notes.

“Convertible Notes” means the $120,000,000 aggregate principal amount of 4.00% Convertible Senior Notes due 2013 issued by Lender, or up to $138,000,000 aggregate principal amount to the extent the option to purchase additional Convertible Notes is exercised in full as set forth in the Convertible Note Underwriting Agreement.

“Cutoff Time” means 11:00 a.m. in the jurisdiction of the Clearing Organization, or such other time on a Business Day by which a transfer of Loaned ADSs must be made by Borrower or Lender to the other, as shall be determined in accordance with market practice.

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“Deposited Securities” has the meaning set forth in the Deposit Agreement.

“Exchange” means the New York Stock Exchange (or any successor thereto) or, if different, the principal trading market for the Loaned ADSs.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Facility Termination Date” has the meaning set forth in Section 5(b).

“Indemnifying Party” has the meaning set forth in Section 13(c).

“Indemnified Party” has the meaning set forth in Section 13(c).

“Indenture” means the Indenture to be dated July 23, 2008, between Lender and Wilmington Trust Company, as trustee pursuant to which the Convertible Notes will be issued.

“Lender Default” has the meaning set forth in Section 10(b).

“Lender’s Alternative Account” means the securities account of Lender maintained on the books of Credit Suisse Securities (USA) LLC and designated “Trina Solar Limited (NTPANY: 2T4Y30)”.

“Lender’s Designated Account” means the securities account of The Bank of New York Mellon, as transfer agent for Lender, maintained on the books of The Depositary Trust Company, as transfer agent, and designated “Trina Solar Limited (account number 2504)”.

“Loan” has the meaning set forth in Section 2(b).

“Loan Availability Period” means the period beginning on the date of the issuance of the Convertible Notes and ending on the earliest of (i) the maturity date of the Convertible Notes, (ii) the date as of which Lender has notified Borrower in writing of its intention to terminate this Agreement at any time after the latest of (x) the date on which the entire principal amount of the Convertible Notes ceases to be outstanding and (y) the date on which the entire principal amount of any additional convertible securities of Lender that Lender has in writing consented to permit Borrower to hedge under this Agreement (such additional convertible securities, the “Additional Hedged Convertible Securities”) ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise and (iii) the date on which this Agreement shall terminate in accordance with the terms of this Agreement.

“Loan Processing Fee” has the meaning set forth in Section 2(c).

“Loaned ADSs” means the ADSs transferred to Borrower from time to time in any outstanding Loan hereunder. If, as the result of any change in nominal value, change in par value, a stock dividend, stock split, reverse stock split or any reclassification of the Deposited Securities, or any split-up or combination of the Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation, or sale of assets affecting Lender or to which it is a party, the number of outstanding ADSs is increased or

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decreased, then the number of Loaned ADSs under outstanding Loans shall, effective as of the payment, delivery or effective date of such event, be proportionately increased or decreased, as the case may be. If any new or different security (or two or more securities) or cash shall be exchanged for the outstanding ADSs as the result of any reorganization, merger, split-up, consolidation, other business combination, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy) or as a result of the termination of the Deposit Agreement, such new or different security (or such two or more securities collectively) or cash shall, effective upon such exchange, be deemed to become a Loaned ADS in substitution for the former Loaned ADS for which such exchange is made and in the same proportion for which such exchange was made. For purposes of return of Loaned ADSs by Borrower or purchase or sale of securities pursuant to Section 5 or Section 11, such term shall mean securities of the same issuer, class and quantity as the Loaned ADSs as adjusted pursuant to the two preceding sentences.

“London Business Day” means a day on which banks are not required or authorized to be closed in the City of London, England.

“Market Value” on any day means (i) with respect to ADS, the most recent Closing Price of the ADS prior to such day and (ii) with respect to any Collateral that is (a) Cash, the face amount thereof, (b) a letter of credit, the undrawn amount thereof and (c) any other security or property, the market value thereof, as reasonably determined by the Collateral Agent, in accordance with market practice for such securities or property, based on the price for such security or property as of the most recent close of trading obtained from a generally recognized source or the closing bid quotation at the most recent close of trading obtained from such source, plus accrued interest to the extent not included therein, unless market practice with respect to the valuation of such securities or property is to the contrary.

“Maximum Number of ADSs” means the lesser of (i) (A) 4,073,194 ADSs (as adjusted from time to time as set forth herein, the “ADS Number”), subject to the following adjustments:

(a) If, as the result of any change in nominal value, change in par value, a stock dividend, stock split, reverse stock split or any reclassification of the Deposited Securities, or any split-up or combination of the Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation, or sale of assets affecting Lender or to which it is a party, the number of outstanding ADSs is increased or decreased, the ADS Number shall, effective as of the payment, delivery or effective date of any such event, be proportionally increased or decreased, as the case may be;

(b) If, pursuant to a merger, consolidation, other business combination, reorganization, reclassification, recapitalization or other corporate action (including, without limitation, a reorganization in bankruptcy), the ADSs are exchanged for or converted into cash, securities or other property, the ADS Number shall, effective upon such exchange, be adjusted by multiplying the ADS Number at such time by the number of securities, the amount of cash or the fair market value of any other property exchanged for one ADS in such event; minus

(B) the number of ADSs returned to Lender pursuant to Section 5 at any time plus the number of Replacement Shares purchased pursuant to Section 11(b) at any time (in each case, taking into account any adjustments of the nature described in clauses (a) and (b) above); and

(ii) the number of ADSs equal to the product of (a) the aggregate principal amount of Convertible Notes outstanding at such time, divided by $1,000 and (b) the Conversion Rate at such time plus the product of (a) the aggregate principal amount of Additional Hedged Convertible Securities outstanding at such time, divided by $1,000 and (b) the Conversion Rate at such time.

“Non-Cash Distribution” has the meaning set forth in Section 6(b).

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“Non-Cash Items” means (i) any evidence of indebtedness issued, or directly and fully guaranteed or insured, by the United States of America or any agency or instrumentality thereof; (ii) any deposits, certificates of deposit or acceptances of any institution which is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million at the time of deposit (and which may include the Collateral Agent or any affiliate of the Collateral Agent so long as the Collateral Agent is other than Borrower or an affiliate of Borrower); (iii) any investments of any Person that are fully and unconditionally guaranteed by a bank referred to in clause (ii); (iv) any repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States of America or issued by any agency thereof and backed as to timely payment by the full faith and credit of the United States of America; (v) commercial paper of any corporation incorporated under the laws of the United States or any State thereof that is rated “investment grade” A-1 by Standard & Poor’s Rating Group, a division of McGraw Hill Inc., or any successor thereto, or P-1 by Moody’s Investors Services, Inc., or any successor thereto; (vi) any money market funds (including, but not limited to, money market funds managed by the Collateral Agent or an affiliate of the Collateral Agent) registered under the Investment Company Act of 1940, as amended; (vii) any letter of credit issued by a bank referred to in clause (ii); and (viii) all proceeds of the foregoing; provided that in no event shall Non-Cash Items include “margin stock” as defined by Regulation U of the Board of Governors of the Federal Reserve System.

“Ordinary Shares” means “Shares” as such term is defined in the Deposit Agreement.

“Original Delivery Date” has the meaning set forth in Section 15.

“Outstanding Shares” means, as of any date, the outstanding Ordinary Shares as of such date, including the outstanding Deposited Securities.

“Permitted Transferee” has the meaning set forth in Section 12(d).

“Pledge Date” has the meaning set forth in Section 3(a).

“Pledge Period” means the period beginning on a Pledge Date and ending on the date on which this Agreement shall terminate in accordance with the terms of this Agreement.

“Repayment Suspension” has the meaning set forth in Section 11(a).

“Replacement Cash” has the meaning set forth in Section 11(a).

“Replacement Shares” has the meaning set forth in Section 11(b).

“Repurchase Notice” has the meaning set forth in Section 9(b).

“Repurchase Obstacle” has the meaning set forth in Section 11(a).

“Securities Act” means the Securities Act of 1933, as amended.

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“UCC” means the Uniform Commercial Code as in effect in the State of New York on the date hereof and as it may be amended from time to time.

“Underwriting Agreement” means the Underwriting Agreement, dated as of the date hereof, between Lender and Borrower and the underwriters named therein relating to the registered public offering of the ADSs.

Section 2. Loans of Shares; Transfers of Loaned ADSs. (a) Subject to the terms and conditions of this Agreement, including, without limitation, Section 2(b) below, Lender hereby agrees to make available for borrowing by Borrower during the Loan Availability Period, a number of ADSs up to, in the aggregate outstanding at any time, the Maximum Number of ADSs.

(b) Subject to the terms and conditions of this Agreement (including, for the avoidance of doubt, Lender’s ability to make accurate representations as to the matters set forth in Section 8) and subject to the closing of the issuance of the Convertible Notes, (i) Lender hereby agrees to loan to Borrower, and Borrower agrees to borrow, 4,073,194 ADSs on the Initial Closing Date (as defined in the Underwriting Agreement) and (ii) Borrower may, during a period of 30 calendar days immediately following the date of the Underwriting Agreement, on no more than one occasion, by written notice to Lender (a “Borrowing Notice”), initiate a transaction in which Lender will lend additional ADSs to Borrower through one or more transfers by Lender of ADSs to Borrower (each such issuance and loan, a “Loan”). Such Loan shall be confirmed by a schedule and receipt listing the Loaned ADSs provided by Lender to Borrower (a “Confirmation”). Each such Confirmation shall constitute conclusive evidence with respect to the applicable Loan, including the number of ADSs that are the subject of the applicable Loan, unless a written objection to the Confirmation specifying the reasons for the objection is received by Lender within five Business Days after the delivery of the Confirmation to Borrower. For the avoidance of doubt, the receipt by Lender of any such written objection shall not delay Lender’s obligation to deliver ADSs to Borrower in connection with the relevant Loan. To effect a Loan, Lender agrees to issue a number of Ordinary Shares underlying the number of ADSs for the relevant Loan to the Depositary and deposit share certificates evidencing such Ordinary Shares with The Hongkong and Shanghai Banking Corporation Limited on or prior to the Initial Closing Date or the closing date for any subsequent Loan, as the case may be, and cause the Depositary to deliver the relevant ADSs to Borrower’s “securities account” (within the meaning of Section 8-501 of the UCC) maintained with the Clearing Organization, no later than the Cutoff Time, on the Initial Closing Date or the relevant closing date, as the case may be.

(c) Borrower agrees to pay Lender a single loan processing fee per Loan (a “Loan Processing Fee”) equal to $0.001 per Loaned ADS. The Loan Processing Fee shall be paid by Borrower on or before the time of transfer of the Loaned ADSs pursuant to Section 2(e) through the facilities of the Clearing Organization. Lender agrees to pay all fees and expenses of the Depositary in connection with any Loan hereunder, including without limitation in connection with the deposit or issuance of the Ordinary Shares underlying the Loaned ADSs and the withdrawal of any such Ordinary Shares.

(d) At any time at which Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act, Borrower shall not be entitled to receive any ADSs, and any purported delivery of ADSs hereunder shall not be effective in conferring “beneficial ownership” (within the meaning of this Section 2(d)) on Borrower, and Borrower shall promptly return to Lender all ADSs comprising any such purported delivery hereunder, in each case, to the extent that (but only to the extent that), immediately upon giving effect to such receipt of such ADSs, (i) the “beneficial ownership” (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) of Ordinary Shares by Borrower or any affiliate of Borrower subject to aggregation with Borrower under such Section 13 and rules or any “group” (within the meaning of such Section 13 and rules) of which Borrower is a member (collectively, “Borrower Group”) would be equal to or greater than 9.0% or more of the Outstanding Shares. If any delivery owed to Borrower hereunder is not made, in whole or in part, as a result of this provision, Lender’s obligation to make such delivery shall not be extinguished and Lender shall make such delivery as promptly as practicable after, but in no event later than one Business Day after, Borrower gives notice to Lender that such delivery would not result in Borrower Group directly or indirectly so beneficially owning in excess of 9.0% of the Outstanding Shares, as described above.

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Section 3. Collateral. (a) Borrower shall, no later than 10:00 a.m. New York time on the Initial Closing Date and on each subsequent date on which Loaned ADSs are delivered to Borrower in connection with any subsequent Loan, transfer to the Collateral Agent, for deposit to the Collateral Account, Collateral with a Market Value at least equal to the Collateral Percentage of the Market Value of the relevant Loaned ADSs as of the close of business on the Business Day immediately preceding such transfer (any such date, a “Pledge Date”); provided that, if such Collateral cannot be deposited into such Collateral Account during the relevant London Business Day as a result of the inability of such transfer to be conducted in London on such date, such Collateral shall be deposited in the Collateral Account promptly thereafter no later than 10:00 a.m. London time on the next succeeding London Business Day.

(b) Borrower on each Pledge Date pledges with, assigns to, and grants the Collateral Agent for the benefit of Lender a continuing first priority security interest in, and a lien upon, the Collateral as security for Borrower’s obligations in respect of the Loaned ADSs and for any other obligations of Borrower to Lender hereunder (subject to all applicable laws with respect to perfection of security interests or otherwise), which shall attach upon the transfer of the Loaned ADSs (by surrendering to the Depositary or transferring to Lender’s Designated Account or Lender’s Alternative Account Loaned ADSs pursuant to Section 5) by Lender to Borrower and which shall cease upon the transfer of the Loaned ADSs by Borrower to Lender or upon the transfer of such Collateral to Borrower in accordance with the terms of this Agreement.

(c) To provide for the effectiveness, validity, perfection and priority of Lender’s rights as a secured party, Borrower acknowledges that the Collateral Agent has obtained control of any financial assets included in the Collateral (or shall have obtained control upon posting or delivery of such Collateral pursuant to the terms contained herein), as documented pursuant to a charge granted in favor of Lender by Borrower. The Collateral Agent acknowledges that it has control of the Collateral in the Collateral Account (or shall have control upon posting of such collateral pursuant to the terms contained herein) on behalf of Lender. Notwithstanding anything to the contrary herein, Lender may not use or invest the Collateral and the Collateral Agent shall take no instruction from Lender regarding the use or investment of Collateral in the Collateral Account. Promptly upon the termination of the relevant Pledge Period, the Collateral Agent shall release to Borrower all of the Collateral in the Collateral Account.

(d) Borrower agrees, if so requested by the Collateral Agent at any time, to promptly execute all documents (including any security agreements and transfers) and do all things (including the delivery, transfer, assignment or payment of all or part of the Collateral to the Collateral Agent or its nominee(s)) that the Collateral Agent may reasonably specify for the purpose of (a) exercising the rights to the Collateral or (b) securing and perfecting its security over or title to all or any part of the Collateral (including transferring the Collateral into the name of the Collateral Agent or its nominee(s)).

(e) Except as otherwise provided herein, upon the surrender by Borrower to the Depositary or transfer by Borrower to Lender’s Designated Account or Lender’s Alternative Account of Loaned ADSs pursuant to Section 5, the Collateral Agent shall release to Borrower Collateral with a Market Value equal to the Collateral Percentage of the Market Value of the Loaned ADSs so transferred (and, if there is more than one Collateral Agent, with the relative amounts of Collateral between such Collateral Agents as directed by Borrower), but only to the extent that immediately following such transfer of Collateral, no Collateral Deficit would exist. Such transfer of Collateral shall be made no later than the Cutoff Time on the day the Loaned ADSs are transferred, or if such day is not a day on which a transfer of such Collateral may be effected under Section 12, or if the transfer of Loaned ADSs by Borrower to the Depositary occurs after the Cutoff Time on such day, then in each case the next day on which such a transfer may be effected.

(f) If Borrower transfers Collateral to the Collateral Agent, as provided in this Section 3, and Lender does not transfer (or has not transferred) the Loaned ADSs to Borrower, Borrower shall have the absolute right to the return of such Collateral; and if Lender transfers Loaned ADSs to Borrower and Borrower does not transfer Collateral to the Collateral Agent as provided in this Section 3, Lender shall have the absolute right to the return of the Loaned ADSs.

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(g) Borrower may, upon notice to Lender and the Collateral Agent, substitute Cash or Non-Cash Items for Collateral securing any Loan or Loans, including by substituting Collateral held in the Collateral Account; provided that such substituted Collateral shall have a Market Value such that the aggregate Market Value of such substituted Collateral, together with all other Collateral, shall equal or exceed the Collateral Percentage of the Market Value of the Loaned ADSs as of the date of such substitution.

(h) Any Collateral deposited in the Collateral Account shall be segregated from all other assets and property of the Collateral Agent, which such segregation may be accomplished by appropriate identification on the books and records of the Collateral Agent, provided that such segregation shall not preclude Collateral Agent from using such Collateral in the ordinary course of business as it would deposits in other accounts, subject to the terms of any security agreement among Borrower and Lender. The Collateral Agent acknowledges that the Collateral Account is maintained for the Collateral Agent and undertakes to treat the Collateral Agent as entitled to exercise the rights that comprise the Collateral credited to the Collateral Account.

Section 4. Mark to Market. (a) During the Pledge Period, if at the close of trading on each Business Day during the Loan Availability Period the aggregate Market Value of all Collateral shall be less than the Collateral Percentage of the Market Value of all the outstanding Loaned ADSs (a “Collateral Deficit”), Lender may demand that Borrower transfer to the Collateral Agent, for deposit to the Collateral Account, no later than the second following business day in the jurisdiction in which such Collateral Account is held, additional Collateral so that the Market Value of such additional Collateral, when added to the Market Value of all other Collateral, shall equal or exceed the Collateral Percentage of the Market Value of the Loaned ADSs on such Business Day of determination.

(b) During the Pledge Period, if at the close of trading on each Business Day during the Loan Availability Period the aggregate Market Value of all Collateral shall be greater than the Collateral Percentage of the Market Value of all the outstanding Loaned ADSs (a “Collateral Excess”), Borrower may demand that the Collateral Agent transfer to Borrower such amount of the Collateral selected by Borrower, provided that the Market Value of the Collateral, after deduction of such amounts, shall thereupon be at least equal to the Collateral Percentage of the Market Value of the Loaned ADSs on such Business Day of determination.

(c) The Collateral Agent will promptly give Lender a statement setting forth the Market Value of all Collateral upon Lender’s reasonable request and Lender shall have the right to audit the Market Value of all Collateral.

Section 5. Redelivery of Loaned ADSs By Borrower; Loan Terminations. (a) Borrower may terminate all or any portion of a Loan or Loans on any Business Day by giving written notice thereof to Lender and transferring the corresponding number of Loaned ADSs to Lender, without any consideration being payable in respect thereof by Lender to Borrower. All such redelivered Loaned ADSs shall be delivered by Borrower free and clear of all liens and shall not be deemed redelivered hereunder so long as any lien shall exist.

(b) All Loans outstanding, if any, on the date this Agreement terminates pursuant to Section 14 (the “Facility Termination Date”) shall terminate on such date and any and all outstanding Loaned ADSs shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the third Business Day following the Facility Termination Date.

(c) If a Loan is terminated upon the occurrence of a Borrower Default or a Lender Default as set forth in Section 10, the Loaned ADSs shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the third Business Day following the termination date of such Loan as provided in Section 10.

(d) If on any date starting on the 30th calendar day immediately following the date hereof, the aggregate number of Loaned ADSs exceeds the Maximum Number of ADSs, the number of Loaned ADSs in excess of the Maximum Number of ADSs shall be delivered by Borrower to Lender, without any consideration being payable in respect thereof by Lender to Borrower, no later than the third Business Day following such date.

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(e) For the avoidance of doubt, the obligation of Borrower to deliver Loaned ADSs to Lender pursuant to Section 5(a), 5(b) or 5(c) shall be deemed satisfied in full upon Borrower’s surrender of the relevant Loaned ADSs to the Depositary (with written instructions to the Depositary to release to Lender the Ordinary Shares underlying the Loaned ADSs being returned) or upon the transfer by Borrower of such Loaned ADSs to Lender’s Designated Account or Lender’s Alternative Account.

Section 6. Distributions. (a) If at any time when there are Loaned ADSs outstanding under this Agreement, Lender makes a cash or other distribution in respect of all of its Ordinary Shares, with the result that, through the Depositary, a cash distribution is made to the then holder or holders of such Loaned ADSs pursuant to the Deposit Agreement, Borrower shall pay to Lender (whether or not Borrower is a holder of any or all of the outstanding Loaned ADSs), within two Business Days after the payment of such distribution, an amount in cash (in the same currency as received by holders of Loaned ADSs from the Depositary) equal to the product of (A) the amount per Loaned ADS of such distribution (net of any fees or expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges imposed on such distribution) and (B) the number of Loaned ADSs on the record date for such distribution. Notwithstanding the foregoing in this Section 6(a) and anything else to the contrary in this Agreement, if Borrower or any of its affiliates determines in good faith that any payment (in cash or in kind) by Borrower or any of its affiliates under this Agreement is subject to withholding tax or reduction under applicable law, Borrower shall promptly notify Lender and such payment may be reduced by such withholding or reduction. Any amount withheld in accordance with this Section 6(a) shall be promptly remitted to the appropriate taxing authority, and such remittance shall be treated for purposes of this Agreement as a payment made to the party on whose behalf such amounts were withheld. Borrower shall provide reasonable proof of payment of such withholding tax to Lender and shall reasonably cooperate with Lender in connection with any contest or dispute with a governmental authority relating to such tax. If Borrower or any of its affiliates is required to deduct or withhold from any payment (in cash or in kind) hereunder, and does not so deduct or withhold, but such withholding or reduction is assessed directly against Borrower or any of its affiliates, then, except to the extent Lender has satisfied or then satisfies the liability resulting from such withholding or deduction, Lender shall promptly pay to Borrower the amount of such liability. If, as the result of the imposition of any applicable withholdings or deductions on account of taxes or other governmental charges, the amount Borrower or any of its affiliates actually receives in respect of any Loaned ADSs held by Borrower or an affiliate is less than the amount of the payment that Lender would otherwise be entitled to receive pursuant to this Section 6(a), then the amount Borrower shall be required to pay per Loaned ADS pursuant to this Section 6(a) shall be the amount per Loaned ADS actually received by Borrower or any affiliate reduced by any fees or expenses of the Depositary and any applicable withholdings or deductions on account of taxes or other governmental charges imposed.

(b) If at any time when there are Loaned ADSs outstanding under this Agreement, Lender, through the Depositary, makes a distribution in respect of all of its outstanding ADSs in property or securities, including any options, warrants, rights or privileges in respect of securities (other than a distribution of ADSs, but including any distribution of Ordinary Shares or any options, warrants, rights or privileges exercisable for, convertible into or exchangeable for ADSs or Ordinary Shares or other securities of any other entity) to the then holder or holders of such Loaned ADSs pursuant to the Deposit Agreement (a “Non-Cash Distribution”), Borrower shall deliver to Lender (whether or not Borrower is a holder of any or all of the outstanding Loaned ADSs) in kind, within five Business Days after the delivery date of such Non-Cash Distribution, the property or securities distributed, in an amount equal to the product of (A) the amount per ADS of such Non-Cash Distribution and (B) the number of Loaned ADSs outstanding on the record date for such distribution.

(c) Any cash interest earned on any Collateral for any Loan hereunder shall accrue at a rate agreed to by the parties and shall be delivered by the Collateral Agent to Borrower on the date such interest is received by the Collateral Agent.

(d) Any cash distribution (other than interest) or cash dividend made on or in respect of any Collateral for any Loan hereunder shall, subject to (f) below, be delivered by the Collateral Agent to Borrower on the date such cash distribution or cash dividend is received by the Collateral Agent.

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(e) Any Non-Cash Distributions or dividend made on or in respect of any Collateral for any Loan hereunder shall, subject to (f) below, be delivered by the Collateral Agent to Borrower on the date such Non-Cash Distribution or dividend is received by the Collateral Agent.

(f) If the cash or other property received by the Collateral Agent under the provisions of paragraph (d) or (e) of this Section 6 qualifies as Collateral, to the extent that a transfer of such cash or other property to Borrower by the Collateral Agent would give rise to a Collateral Deficit, the Collateral Agent shall (only to the extent of any such Collateral Deficit) not make such transfer of cash or other property in accordance with this Section 6, but shall in lieu of such transfer immediately credit the amounts that would otherwise have been transferable under this Section 6 to the Collateral Account.

Section 7. Rights in Respect of Loaned ADSs. Subject to the terms of this Agreement, Borrower, insofar as it is the record owner of the Loaned ADSs, shall have all of the incidents of ownership in respect of such Loaned ADSs, until it delivers such Loaned ADSs to Lender pursuant to the terms hereof, including the right to transfer the Loaned ADSs to others. Borrower agrees that it will not vote and it will cause any of its affiliates that are the record owner of any Loaned ADSs to not vote any Loaned ADSs initially loaned to it by Lender on any matter submitted to a vote of Lender’s shareholders.

Section 8. Representations and Warranties. (a) Each of Borrower and Lender represents and warrants to the other that:

(i) it has full power to execute and deliver this Agreement, to enter into the Loans contemplated hereby and to perform its obligations hereunder;

(ii) it has taken all necessary action to authorize such execution, delivery and performance;

(iii) this Agreement constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; and

(iv) the execution, delivery and performance of this Agreement does not and will not violate, contravene, or constitute a default under, (A) its certificate of incorporation, bylaws or other governing documents, (B) any laws, rules or regulations of any governmental authority to which it is subject, (C) any contracts, agreements or instrument to which it is a party or (D) any judgment, injunction, order or decree by which it is bound.

(b) Lender represents and warrants to Borrower, as of the date hereof, and as of the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, that the Loaned ADSs and the Ordinary Shares underlying the Loaned ADSs have been duly authorized and, upon the issuance and delivery of any Loaned ADSs to Borrower in accordance with the terms and conditions hereof, and subject to the contemporaneous and prior receipt of the applicable Loan Processing Fee by Lender, such Loaned ADSs and the Ordinary Shares underlying such Loaned ADSs will be duly authorized, validly issued, fully paid nonassessible shares of ADSs; and the holders of Ordinary Shares and holders of ADS have no preemptive rights with respect to the Loaned ADSs or the Ordinary Shares underlying such Loaned ADSs.

(c) Lender represents and warrants to Borrower, (i) as of the date hereof, and as of the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, that the outstanding ADSs are listed on the Exchange and (ii) as of the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, that the Loaned ADSs have been approved for listing on the Exchange, subject to official notice of issuance.

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(d) Lender represents and warrants to Borrower, as of the date any Loaned ADSs are transferred to Borrower in respect of any Loan hereunder, Lender is not “insolvent” (as such term is defined under Section 101(32) of Title 11 of the United States Code (the “Bankruptcy Code”)) and Lender would be able to purchase the Maximum Number of ADSs in compliance with the corporate law of Lender’s jurisdiction of incorporation.

(e) Lender represents and warrants to Borrower that the Deposit Agreement has been duly authorized, executed and delivered by Lender, and constitutes a valid and legally binding agreement of Lender, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and; upon the deposit of Ordinary Shares in respect thereof in accordance with the provisions of the Deposit Agreement and the issuance by the Depositary of ADRs evidencing ADSs, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement.

(f) Lender represents to Borrower that for United States tax purposes it is a foreign corporation within the meaning of Section 7701(a) of the U.S. Internal Revenue Code of 1986, as amended.

(g) Lender and Borrower each represents and agrees (A) that this Agreement is not unsuitable for it in the light of such party’s financial situation, investment objectives and needs and (B) that it is entering into this Agreement in reliance upon such tax, accounting, regulatory, legal and financial advice as it deems necessary and not upon any view expressed by the other.

(h) Lender represents to Borrower that it is not a United States person or a foreign person controlled by or acting on behalf of or in conjunction with United States persons within the meaning of, and Lender is not subject to, Regulation X of the Board of Governors of the Federal Reserve System (12 C.F.R. Section 224).

(i) Borrower represents to Lender that it shall have at the time of transfer to the Collateral Agent, the right to grant to the Collateral Agent, and that the Collateral Agent shall acquire, a continuing first priority security interest in the Collateral, if any.

(j) The representations and warranties of Borrower and Lender under this Section 8 shall remain in full force and effect at all times during the term of this Agreement and shall survive the termination for any reason of this Agreement.

Section 9. Covenants. (a) Lender agrees and acknowledges that Borrower has represented to it that it is a “financial institution,” “swap participant” and “financial participant” within the meaning of Sections 101(22), 101(53C) and 101(22A) of Title 11 of the Bankruptcy Code. The parties hereto further agree and acknowledge (A) that this Agreement is intended to be (i) a “securities contract,” as such term is defined in Section 741(7) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “settlement payment,” as such term is defined in Section 741(8) of the Bankruptcy Code, and (ii) a “swap agreement,” as such term is defined in Section 101(53B) of the Bankruptcy Code, with respect to which each payment and delivery hereunder is a “transfer,” as such term is defined in Section 101(54) of the Bankruptcy Code, and (B) that Borrower is intended to be entitled to the protections afforded by, among other sections, Sections 362(b)(6), 362(b)(17), 546(e), 546(g), 555 and 560 of the Bankruptcy Code.

(b) Lender shall, no less than 10 Business Days prior to any day on which Lender effects any repurchase of ADSs or Ordinary Shares, including Ordinary Shares underlying the ADSs, give Borrower a written notice of its Outstanding Shares taking into account such repurchase (a “Repurchase Notice”) if, following such repurchase, the Outstanding Shares shall have decreased by more than 0.5% since the immediately preceding Repurchase Notice (or, in the case of the first such Repurchase Notice, the Outstanding Shares as of the date hereof).

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(c) Lender shall provide to Borrower an IRS Form W-8BEN prior to any payment by Borrower to Lender hereunder.

(d) Lender will provide a written notice to Borrower immediately upon becoming aware that Lender is not or will no longer be a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act.

(e) Borrower covenants and agrees with Lender that in so far as it is the record owner of any Loaned ADSs, it will use commercially reasonable efforts to ensure that such Loaned ADSs will be used for the purpose of directly or indirectly facilitating the sale of the Convertible Notes and the hedging of the Convertible Notes by the holders thereof.

Section 10. Events of Default. (a) All Loans, and any further obligation to make Loans under this Agreement, may, at the option of Lender by a written notice to Borrower (which option shall be deemed exercised, even if no notice is given, immediately on the occurrence of an event specified in either Section 10(a)(iv) or (v) below), be terminated (A) immediately on the occurrence of any of the events set forth in either Section 10(a)(iv) or (v) below and (B) two Business Days following such notice on the occurrence of any of the other events set forth below (each, a “Borrower Default”):

(i) Borrower fails to deliver Loaned ADSs to Lender as required by Section 5;

(ii) Borrower fails to deliver or pay to Lender when due any cash, securities or other property as required by Section 6;

(iii) Borrower fails to transfer Collateral when due as required by Section 3 or Section 4;

(iv) the filing by or on behalf of Borrower of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any bankruptcy, reorganization, receivership, compromise, arrangement, insolvency, readjustment of debt, dissolution, winding-up or liquidation or similar act or law, of any state, federal or other applicable foreign jurisdictions, now or hereafter existing (“Bankruptcy Law”), or any action by Borrower for, or consent or acquiescence to, the appointment of a receiver, trustee, custodian or similar official of Borrower, or of all or a substantial part of its property; or the making by Borrower of a general assignment for the benefit of creditors; or the admission by Borrower in writing of its inability to pay its debts as they become due;

(v) the filing of any involuntary petition against Borrower in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over Borrower or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of Borrower or of all or a substantial part of its property or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of Borrower; and continuance of any such event for 30 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged;

(vi) Borrower fails to provide any indemnity as required by Section 13; or

(vii) any representation made by Borrower under this Agreement in connection with any Loan or Loans hereunder shall be incorrect or untrue in any material respect during the term of any Loan hereunder or Borrower fails to comply in any material respect with any of its covenants or agreements under this Agreement.

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(b) All Loans, and any further obligation to make Loans under this Agreement may, at the option of Borrower by a written notice to Lender, be terminated (A) immediately on the occurrence of any of the events set forth in Section 10(b)(ii) or Section 10(b)(iii) below and (B) two Business Days following such notice on the occurrence of an event set forth in Section 10(b)(i) below, (each, a “Lender Default”):

(i) if Lender instructs the Collateral Agent not to transfer Collateral to Borrower when due as required by Section 3 and Section 4;

(ii) the filing by or on behalf of Lender of a voluntary petition or an answer seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law, or any action by Lender for, or consent or acquiescence to, the appointment of a receiver trustee or other custodian of Lender, or of all or a substantial part of its property; or the making by Lender of a general assignment for the benefit of creditors; or the admission by Lender in writing of its inability to pay its debts as they become due; or

(iii) the filing of any involuntary petition against Lender in bankruptcy or seeking reorganization, arrangement, readjustment of its debts or for any other relief under any Bankruptcy Law and an order for relief by a court having jurisdiction in the premises shall have been issued or entered therein; or any other similar relief shall be granted under any applicable federal or state law or law of any other applicable foreign jurisdictions; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee or other officer having similar powers over Lender or over all or a part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of Lender or of all or a substantial part of its property; or the issuance of a warrant of attachment, execution or similar process against any substantial part of the property of Lender; and continuance of any such event for 30 consecutive calendar days unless dismissed, bonded to the satisfaction of the court having jurisdiction in the premises or discharged.

Section 11. Lender’s Remedies.

(a) Notwithstanding anything to the contrary herein, if Borrower is required to return Loaned ADSs pursuant to Section 5, and, in the good faith judgment of Borrower, the purchase and/or borrow of Loaned ADSs by Borrower or its affiliate or agent in an aggregate amount equal to all or any portion of the number of Loaned ADSs to be delivered to Lender in accordance with Section 5 shall (A) be prohibited by any law, rule or regulation of any governmental authority to which Borrower or its affiliate or agent is or would be subject (including any rule or code of conduct generally applicable to members of any self-regulatory organization of which Borrower or its affiliate or agent is a member or to the regulation of which it is subject (whether or not such rules or codes of conduct are imposed by law or have been voluntarily adopted by Borrower or its affiliate or agent)) or would be unadvisable, based on the advice of counsel, if Borrower or its affiliate or agent were to effect such purchases of Loaned ADSs as if Borrower or its affiliate or agent, as the case may be, were Lender or an affiliated purchaser of Lender while remaining in compliance with any such law, rule, regulation or code of conduct, (B) violate, or would upon such purchase or borrow likely violate, any order or prohibition of any court, tribunal or other governmental authority, (C) require the prior consent of any court, tribunal or governmental authority prior to any such purchase or borrow, (D) based on the advice of counsel, subject Borrower or its affiliate or agent making such purchase or borrow to any liability or potential liability under any applicable federal securities law (including, without limitation, Section 16 of the Exchange Act) or (E) be impracticable due to illiquidity in the market (each of (A), (B), (C), (D) and (E), a “Repurchase Obstacle”), then, in each case, Borrower shall immediately notify Lender of the Repurchase Obstacle and the basis therefor, whereupon Borrower’s obligations under Section 5 shall be suspended until such time as no Repurchase Obstacle with respect to such obligations shall exist (a “Repayment Suspension”). Upon notification of a Repayment Suspension and for so long as the Repayment Suspension shall continue during the Pledge Period, Lender and Borrower may jointly agree to direct the Collateral Agent to, and the Collateral Agent upon receipt of the joint written direction of Lender and Borrower shall, release to Lender an amount of Collateral

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with a Market Value equal to the Market Value of all (or such fewer number as Lender and Borrower may specify) of the Loaned ADSs that are the subject of the Repayment Suspension, whereupon Borrower’s obligation to return the specified number of Loaned ADSs to Lender shall be automatically extinguished. Following the occurrence of and during the continuation of any Repayment Suspension, Borrower shall use commercially reasonable efforts to remove or cure the Repurchase Obstacle as promptly as reasonably practicable and shall promptly deliver to Lender any Loaned ADSs it is able to acquire. Other than with respect to any Repurchase Obstacle existing solely as a result of action by Lender, if Borrower is unable to completely remove or cure the Repurchase Obstacle within 30 Business Days of the original date on which Borrower is required to return Loaned ADSs pursuant to this Agreement, Borrower shall pay to Lender, in lieu of the delivery of Loaned ADSs in accordance with Section 5, an amount in immediately available funds (the “Replacement Cash”) equal to the product of the Closing Price as of the Business Day immediately preceding the date Borrower makes such payment and the number of Loaned ADSs otherwise required to be delivered. Borrower may also direct the Collateral Agent to deliver to Lender any Collateral held by the Collateral Agent in respect of the Loan so terminated and, to the extent the Market Value of any such Collateral delivered to Lender is less than the required amount of Replacement Cash, pay to Lender such difference in immediately available funds. Any Collateral in respect of the Loan so terminated that is not so delivered to Lender pursuant to this clause shall, upon payment in full of the Replacement Cash to Lender, be immediately delivered by the Collateral Agent to Borrower.

(b) If Borrower shall fail to deliver Loaned ADSs to Lender pursuant to Section 5(c) when due or shall fail to pay Replacement Cash when due, then, in addition to any other remedies available to Lender under this Agreement or under applicable law, Lender shall have the right, in addition to any other remedies available to it, (upon prior written notice to Borrower) to (i) purchase a like number of Loaned ADSs (“Replacement Shares”) in the principal market for such securities in a commercially reasonable manner; (ii) sell any Collateral in the principal market for such Collateral in a commercially reasonable manner and (iii) apply and set off the Collateral, if any, and any proceeds thereof (including any amounts drawn under a letter of credit supporting any Loan) against the payment of the purchase price for such Replacement Shares and any amounts due to Lender under this Agreement; provided that if any Repayment Suspension or failure to deliver shall exist and be continuing, Lender may not exercise its rights under (i), (ii) or (iii) above if a Repurchase Obstacle exists solely as a result of action by Lender and, with respect to other Repurchase Obstacles, until after the 30 Business Day period referred to in Section 11(a) above. To the extent Lender shall exercise such right, Borrower’s obligation to return a like amount of Loaned ADSs or to pay the Replacement Cash, as applicable, shall terminate and Borrower shall be liable to Lender for the purchase price of Replacement Shares (plus all other amounts, if any, due to Lender hereunder), all of which shall be due and payable within two Business Days of notice to Borrower by Lender of the aggregate purchase price of the Replacement Shares. In the event that (i) the purchase price of Replacement Shares (plus all other amounts, if any, due to Lender hereunder) exceeds (ii) the amount of the Collateral, if any, Borrower shall be liable to Lender for the amount of such excess. The purchase price of Replacement Shares purchased under this Section 11(b) shall not include broker’s fees and commissions or any other costs, fees and expenses related to such purchase, unless none of Borrower or any of its affiliates is able to act as a broker with respect to such purchases. In the event Lender exercises its rights under this Section 11, Lender may elect in its sole discretion, in lieu of purchasing all or a portion of the Replacement Shares or selling all or a portion of the Collateral, if any, to be deemed to have made, respectively, such purchase of Replacement Shares or sale of Collateral for an amount equal to the Closing Price of the ADSs on the date Lender elects to exercise this remedy. Upon the satisfaction of all Borrower’s obligations hereunder, any remaining Collateral shall be returned to Borrower.

Section 12. Transfers. (a) All transfers of Loaned ADSs to Borrower or Lender hereunder shall be made by the crediting by a Clearing Organization of such financial assets to transferee’s “securities account” (within the meaning of Section 8-501 of the UCC) maintained with such Clearing Organization. All transfers of Loaned ADSs to Lender hereunder shall be made by the delivery of such Loaned ADSs to the Depositary, Lender’s Designated Account or Lender’s Alternative Account (whereupon, for the avoidance of doubt, such Loaned ADSs credited to Lender’s Designated Account (or a Lender’s Alternative Account) shall become the property of Lender, and Borrower shall have no voting, dispositive control or pecuniary interest with respect thereto). All transfers of Collateral to the Collateral Agent by Borrower shall be made by crediting the Collateral Account. All transfers of Collateral to Lender by the Collateral Agent shall be made in the manner directed by Lender. In every transfer of “financial assets” (within the meaning of

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Section 8-102 of the UCC) hereunder, the transferor shall take all steps necessary (i) to effect a delivery of such financial assets to the transferee under Section 8-301 of the UCC, or to cause the creation of a security entitlement in favor of the transferee in such financial assets under Section 8-501 of the UCC, (ii) to enable the transferee to obtain “control” (within the meaning of Section 8-106 of the UCC), and (iii) to provide the transferee with comparable rights under any similar law or regulation of any other jurisdiction that is applicable to such transfer.

(b) All transfers of cash hereunder to Borrower or Lender shall be by wire transfer in immediately available, freely transferable funds.

(c) A transfer of securities or cash may be effected under this Section 12 on any day except (i) a day on which the transferee is closed for business at its principal address or (ii) a day on which a Clearing Organization or wire transfer system is closed, if the facilities of such Clearing Organization or wire transfer system are required to effect such transfer.

(d) The rights and duties of Borrower under this Agreement may not be assigned or transferred by Borrower without the prior written consent of Lender, such consent not to be unreasonably withheld; provided that Borrower may assign or transfer any of its rights or duties hereunder to Borrower’s ultimate parent entity or any directly or indirectly wholly-owned subsidiary or affiliate of Borrower’s ultimate parent entity (a “Permitted Transferee”) without the prior written consent of Lender as long as such Permitted Transferee is of equal or better credit rating as Borrower or is guaranteed by Borrower or an entity of equal or better credit rating as Borrower.

(e) The rights and duties of Lender under this Agreement may not be assigned or transferred by Lender without the prior written consent of Borrower.

Section 13. Indemnities. (a) Lender hereby agrees to indemnify and hold harmless Borrower and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses (including, without limitation, any losses relating to Borrower’s market activities as a consequence of becoming, or of the risk of becoming, subject to Section 16(b) of the Exchange Act, including, without limitation, any forbearance of market activities or cessation of market activities and any losses in connection therewith) incurred or suffered by any such person or entity directly arising from, by reason of, or in connection with, (i) any breach by Lender of any of its representations or warranties contained in Section 8 or (ii) any breach by Lender of any of its covenants or agreements in this Agreement.

(b) Borrower hereby agrees to indemnify and hold harmless Lender and its affiliates and its former, present and future directors, officers, employees and other agents and representatives from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, liens, taxes, penalties, obligations and expenses, incurred or suffered by any such person or entity directly arising from, by reason of, or in connection with (i) any breach by Borrower of any of its representations or warranties contained in Section 8 or (ii) any breach by Borrower of any of its covenants or agreements in this Agreement.

(c) In case any claim or litigation which might give rise to any obligation of a party under this Section 13 (each an “Indemnifying Party”) shall come to the attention of the party seeking indemnification hereunder (the “Indemnified Party”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the existence and amount thereof; provided that the failure of the Indemnified Party to give such notice shall not adversely affect the right of the Indemnified Party to indemnification under this Agreement, except to the extent the Indemnifying Party is materially prejudiced thereby. The Indemnifying Party shall promptly notify the Indemnified Party in writing if it accepts such claim or litigation as being within its indemnification obligations under this Section 13. Such response shall be delivered no later than 30 days after the initial notification from the Indemnified Party; provided that, if the Indemnifying Party reasonably cannot respond to such notice within 30 days, the Indemnifying Party shall respond to the Indemnified Party as soon thereafter as reasonably possible.

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(d) An Indemnifying Party shall be entitled to participate in and, if (i) in the judgment of the Indemnified Party such claim can properly be resolved by money damages alone and the Indemnifying Party has the financial resources to pay such damages and (ii) the Indemnifying Party admits that this indemnity fully covers the claim or litigation, the Indemnifying Party shall be entitled to direct the defense of any claim at its expense, but such defense shall be conducted by legal counsel reasonably satisfactory to the Indemnified Party. An Indemnified Party shall not make any settlement of any claim or litigation under this Section 13 without the written consent of the Indemnifying Party. Notwithstanding the foregoing provisions in this Section 13, an Indemnifying Party shall not be responsible for any special, indirect or consequential damages, even if informed of the possibility thereof.

Section 14. Termination of Agreement. (a) This Agreement shall terminate upon the earliest of (i) completion of the Loan Availability Period, (ii) the written agreement of Lender and Borrower to so terminate, (iii) upon the termination of the Convertible Note Underwriting Agreement without issuance of the Convertible Notes, (iv) election by Lender to terminate pursuant to Section 10(a) upon the occurrence of a Borrower Default as set forth in Section 10(a), and (v) election by Borrower to terminate pursuant to Section 10(b) upon the occurrence of a Lender Default as set forth in Section 10(b).

(b) Unless otherwise agreed in writing by Borrower and Lender, the provisions of Section 13 shall survive the termination of this Agreement.

Section 15. Delivery of Shares. Notwithstanding anything to the contrary herein, at any time at which (x) Lender is not a “foreign private issuer,” as such term is defined in Rule 3b-4 under the Exchange Act and (y) the number of Ordinary Shares “beneficially owned” (within the meaning of Section 13 of the Exchange Act and the rules promulgated thereunder) by Borrower Group plus the number of Ordinary Shares represented by the Loaned ADSs is equal to or greater than 9.0% of the Outstanding Shares, Borrower may, by prior notice to Lender, satisfy its obligation to deliver any ADSs or other securities on any date due under the terms of this Agreement (an “Original Delivery Date”) by making separate deliveries of ADSs or such other securities, as the case may be, at more than one time on or prior to the 20th Business Day immediately following such Original Delivery Date, so long as the aggregate number of ADSs and other securities so delivered on or prior to such Business Day is equal to the number required to be delivered on such Original Delivery Date.

Section 16. Notices. (a) All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when received.

(b) Any and all notices, demands, or communications of any kind relating to this Agreement between Lender and Borrower shall be transmitted exclusively at the following addresses:

Borrower

Credit Suisse Securities (Europe) Limited

One Cabot Square

London, E14 4QJ

with a copy to:

Jim McDonnell

Equity-Linked Capital Markets

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue, 5th Floor

New York, NY 10010

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Lender

Trina Solar Limited

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

London Collateral Agent:

Credit Suisse, London Branch as the Collateral Agent

One Cabot Square

London, E14 4QJ

For payments and deliveries by/to Borrower:

Facsimile No.: (44) 207 888 4603 and (212) 325-3717

Telephone No.: (44) 207 888 8888

For payments and deliveries by/to the London Collateral Agent:

Facsimile No.: 65 6212 7088

Telephone No.: 65 6212 2258

For all other communications by/to Borrower or the London Collateral Agent:

Facsimile No.: (44) 207 888 4603 and (212) 325-3717

Telephone No.: (44) 207 888 8888

(c) Lender and Borrower each represents and agrees (A) that this Agreement is not unsuitable for it in the light of such party’s financial situation, investment objectives and needs and (B) that it is entering into this Agreement in reliance upon such tax, accounting, regulatory, legal and financial advice as it deems necessary and not upon any view expressed by the other.

(d) Borrower is regulated by the Financial Services Authority and has entered into this Agreement as principal. The time at which this Agreement was executed will be notified to Lender on request.

Section 17. Governing Law; Submission To Jurisdiction; Severability. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, but excluding any choice of law provisions that would require the application of the laws of a jurisdiction other than New York.

(b) EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF ANY UNITED STATES FEDERAL OR NEW YORK STATE COURT SITTING IN NEW YORK CITY, AND ANY APPELLATE COURT FROM ANY SUCH COURT, SOLELY FOR THE PURPOSE OF ANY SUIT, ACTION OR PROCEEDING BROUGHT TO ENFORCE ITS OBLIGATIONS HEREUNDER OR RELATING IN ANY WAY TO THIS AGREEMENT OR ANY LOAN HEREUNDER AND WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT AND ANY RIGHT OF JURISDICTION ON ACCOUNT OF ITS PLACE OF RESIDENCE OR DOMICILE.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY RIGHT THAT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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(d) To the extent permitted by law, the unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

Section 18. Counterparts. This Agreement may be executed in any number of counterparts, and all such counterparts taken together shall be deemed to constitute one and the same agreement.

Section 19. Amendments. No amendment or modification in respect of this Agreement shall be effective unless it shall be in writing and signed by the parties hereto.

Section 20. Designation of Replacement or Additional Collateral Agents. If at any time while this Agreement is in effect (i) it shall become necessary to do so to maintain Lender’s charge over the Collateral held in a Collateral Account, Borrower the Collateral Agent maintaining such Collateral Account shall be entitled to designate a bank or trust company reasonably satisfactory to Lender as a successor Collateral Agent or (ii) it shall become commercially necessary for Borrower to maintain the Collateral in another jurisdiction, Borrower shall be able to designate one or more additional Collateral Agents reasonably satisfactory to Lender as additional Collateral Agent(s). In the event of a designation of a successor Collateral Agent, each of the parties to this Agreement agrees to take all such actions as are reasonably necessary to effect the transfer of rights and obligations of Credit Suisse, London Branch as Collateral Agent hereunder to such successor Collateral Agent, including the execution and delivery of amendments to this Agreement as shall be necessary to effect such designation and transfer. In the event of a designation of an additional Collateral Agent, each of the parties to this Agreement agrees to take all such actions as are reasonably necessary to effect the transfer or the duplication of the rights and obligations (including the security interests) of any other Collateral Agent hereunder to such additional Collateral Agent, including the execution and delivery of amendments to this Agreement as shall be necessary to effect such designation, transfer and duplication.

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IN WITNESS WHEREOF, the parties hereto to have executed this ADS Lending Agreement as of the date and year first above written.

TRINA SOLAR LIMITED		CREDIT SUISSE SECURITIES (EUROPE) LIMITED
as Lender		as Borrower

By:	/s/ Jifan Gao	By:	/s/ Laura Muir
Name:	Jifan Gao	Name:	Laura Muir
Title:	Chairman and Chief Executive Officer	Title:	Authorized Signatory

		By:	/s/ James Booth
		Name:	James Booth
		Title:	Authorized Signatory

CREDIT SUISSE, LONDON BRANCH
as the Collateral Agent

		By:	/s/ Laura Muir
		Name:	Laura Muir
		Title:	Authorized Signatory

		By:	/s/ James Booth
		Name:	James Booth
		Title:	Authorized Signatory